FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2004

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                         Form 20-F __X__       Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
                                 Yes ____   No __X__

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         A circular made on April 29, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                              HUANENG POWER INTERNATIONAL, INC.



                              By /s/ Wang Xiaosong





                              Name:  Wang Xiaosong

                              Title: Vice Chairman





Date:  April 29, 2004

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THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION
--------------------------------------------------------------------------------

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Huaneng Power
International, Inc., you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.
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               [GRAPHIC OMITTED] HUANENG POWER INTERNATIONAL, INC.

    (A Sino-foreign joint stock limited company incorporated in the People's
                               Republic of China)

                               (Stock Code: 902)

                        MAJOR AND CONNECTED TRANSACTION

             Financial Adviser to Huaneng Power International, Inc.

         [GRAPHIC OMITTED] J.P. Morgan Securities (Asia Pacific) Limited

         Independent Financial Adviser to the Independent Directors and
                            Independent Shareholders

                          [GRAPHIC OMITTED]ROTHSCHILD
                    N M Rothschild & Sons (Hong Kong) Limited

--------------------------------------------------------------------------------

A letter from the Board of Huaneng Power International, Inc. (the "Company") is set out on pages 4 to 20 of this circular. A letter from the Independent Directors is set out on page 21 of this circular. A letter from N M Rothschild & Sons (Hong Kong) Limited to the Independent Directors and Independent Shareholders is set out on pages 22 to 34 of this circular.

A notice convening an Extraordinary General Meeting of the Company to be held at 9 a.m. on 15th June, 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China is set out on pages 197 to 202 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed reply slip and form of proxy in accordance with the instructions printed thereon as soon as possible and in any event the form of proxy should be returned not less than 24 hours before the time appointed for holding such meeting.

Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

                                                                29th April, 2004

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                                    CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

Definitions....................................................................1

Letter from the Board

1.    Introduction.............................................................4

2.    Transfer Agreements......................................................6

3.    Reasons for the Acquisition and Pricing Factors.........................10

4.    Information Regarding the Target Power Plants...........................11

5.    Selected Financial Information of the Target Power Plants...............18

6.    Connected Transactions under Shanghai Listing Rules.....................19

7.    The EGM.................................................................19

8.    Recommendation..........................................................20

9     Other Information.......................................................20

10    Letter from the Independent Directors...................................21

11    Letter from Rothschild..................................................22

Appendix I -   Accountants' Report of Hanfeng Power Plant.....................35

Appendix II -  Accountants' Report of Jinggangshan Power Plant................58

Appendix III - Accountants' Report of Yueyang Power Plant.....................81

Appendix IV -  Accountants' Report of Luohuang Power Plant...................102

Appendix V -   Accountants' Report of Yingkou Power Plant....................124

Appendix VI -  Financial Information of the Company and its subsidiaries.....143

Appendix VII - Financial Information of the Company and its subsidiaries
               (including the Target Power Plants)...........................151

Appendix VIII -Property Valuation Report.....................................161

Appendix IX - Plant and Machinery Valuation..................................174

Appendix X  - General Information............................................186

Notice of Extraordinary General Meeting......................................197

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                                  DEFINITIONS
--------------------------------------------------------------------------------

In this document, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"                the  purchase by the Company of the Huaneng Group
                             Interest and HIPDC Interest;

"Agreement for Transfer of   the transfer agreement dated 16th April, 2004
 HIPDC Interest"             entered into between the Company and HIPDC relating
                             to the purchase of HIPDC Interest by the Company;

"Agreement for Transfer of   the transfer agreement dated 16th April, 2004
 Huaneng Group Interest"     entered into between the Company and Huaneng Group
                             relating to the purchase of Huaneng Group Interest by the Company;

"Associate"                  the meaning ascribed to it in the Hong Kong Listing
                             Rules;

"Closing"                    the closing of the Acquisition;

"Company"                    Huaneng Power International, Inc.;

"Directors"                  the directors of the Company;

"EGM" an extraordinary general meeting of the Company to be held for shareholders of the Company to consider and approve the Acquisition;

"GDP"                        Gross Domestic Product

"Hanfeng Power Plant"        Hebei Hanfeng Power Generation Limited Liability
                             Company, a company with limited liability incorporated in the PRC in October 1996 with an existing registered capital of RMB1.975 billion, in which Huaneng Group holds 40% equity interest;

"HIPDC"                      Huaneng International Power Development
                             Corporation;

"HIPDC Interest"             the equity interest of 55% equity interest in
                             Yueyang Power Plant, 60% equity interest in
                             Luohuang Power Plant and all assets and liabilities of Yingkou Power Plant which are owned by HIPDC and to be sold to the Company;

"Hong Kong Listing Rules"    the Rules Governing the Listing of Securities on
                             the Hong Kong Stock Exchange;

"Huaneng Group"              China Huaneng Group;

"Huaneng Group Interest"     the equity interest of 40% equity interest in
                             Hanfeng Power Plant and 90% equity interest in Jinggangshan Power Plant, which are owned by Huaneng Group and to be sold to the Company;

"Independent Directors"      the independent directors of the Company, who are
                             invited to advise the Independent Shareholders in connection with the Acquisition;

"Independent Shareholders"   shareholders of the Company other than Huaneng
                             Group, HIPDC and their respective Associates;

"Jinggangshan Power Plant"   Jinggangshan Huaneng Power Generation Limited
                             Liability Company, a company with limited liability incorporated in the PRC in March 1996 with an existing registered capital of RMB53.319 million, in which Huaneng Group holds 90% equity interest;

"JP Morgan"                  J.P. Morgan Securities (Asia Pacific) Limited,
                             which is licensed by the Securities and Futures
                             Commission for Types 1, 4, 6 and 7 regulated activities under the SFO, being the financial adviser to the Company in respect of the Acquisition;

"Latest Practicable Date"    23rd April, 2004, being the latest practicable date
                             prior to the publication of this circular for ascertaining certain information referred to in this circular;

"Luohuang Power Plant"       Huaneng Chongqing Luohuang Power Generation Limited
                             Liability Company, a company with limited liability incorporated in the PRC in December 2003 with an existing registered capital of RMB900 million, in which HIPDC holds 60% equity interest;

"PRC"                        the People's Republic of China;

"RMB"                        the lawful currency of the PRC;

"Rothschild"                 N M Rothschild & Sons (Hong Kong) Limited, which
                             was previously registered with the Securities and Futures Commission as an investment adviser and is deemed to be currently licensed to carry out Types
                             1, 4, 6 and 9 regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Directors and Independent Shareholders as to whether the terms of the Acquisition are fair and reasonable and whether the Acquisition is in the interest of the Company and the shareholders as a whole and to advise the Company's shareholders on how to vote in respect of the Acquisition;

"SFO" Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Shanghai Listing Rules" The Listing Rules of Shanghai Stock Exchange

"Stock Exchange" The Stock Exchange of Hong Kong Limited;

"Target Power Plants" Hanfeng Power Plant, Jinggangshan Power Plant, Yueyang Power Plant, Luohuang Power Plant and Yingkou Power Plant;

"Transfer Agreements" Agreement for Transfer of Huaneng Group Interest and Agreement for Transfer of HIPDC Interest;

"Yingkou Power Plant" Huaneng International Power Development Corporation Yingkou Branch Company, in which HIPDC owns all the assets and liabilities;

"Yueyang Power Plant" Huaneng Hunan Yueyang Power Generation Limited Liability Company, a company with limited liability incorporated in the PRC in December 2003 with an existing registered capital of RMB560 million, in which HIPDC holds 55% equity interest;

"Zhongchenghua" Beijing Zhongchenghua Assets Appraisal Limited Company, a assets appraisal firm in China, which is qualified in practising securities related matters.

"%" per cent.

For the purposes of this circular, unless otherwise indicated, Renminbi amounts have been translated into Hong Kong dollars using the rate of HK$1:
RMB1.06.

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                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------


                       HUANENG POWER INTERNATIONAL, INC.
        (A Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)

Directors:                                Legal Address:

Li Xiaopeng                               West Wing, Building C,
Wang Xiaosong                             Tianyin Mansion,
Ye Daji                                   No. 2C Fuxingmennan Street,
Huang Jinkai                              Xicheng District,
Liu Jinlong                               Beijing 100031,
Shan Qunying                              People's Republic of China.
Yang Shengming
Xu Zujian



Independent Directors:

Gao Zongze
Zheng Jianchao
Qian Zhongwei
Xia Donglin 29th April, 2004

To the Shareholders
%Dear Sir or Madam,

                        MAJOR AND CONNECTED TRANSACTION

1.   INTRODUCTION

     On 16th April, 2004, the Company announced that the Company entered into the Agreement for Transfer of Huaneng Group Interest with Huaneng Group, pursuant to which the Company agreed to acquire from Huaneng Group its 40% equity interest in Hanfeng Power Plant and 90% equity interest in Jinggangshan Power Plant. The purchase price for acquiring the Huaneng Group Interest is RMB1,949 million.

     On the same day, the Company also entered into the Agreement for Transfer of HIPDC Interest with HIPDC, pursuant to which the Company agreed to acquire from HIPDC its equity interest in the following plants: 55% equity interest in Yueyang Power Plant, 60% equity interest in Luohuang Power Plant and the entire assets and liabilities of Yingkou Power Plant. The purchase price for acquiring HIPDC Interest is RMB2,564 million.

     Half of the total purchase price will be funded by the Company's cash-on-hand and half by bank loans. The purchase price was determined on arm's length terms.


     The Company and its subsidiaries develop, construct, operate and manage large-scale coal-fired power plants throughout China. The Company is one of the largest independent power producers in China which owns a total generation capacity of 15,736 MW on an equity basis.

     Huaneng Group is principally engaged in operation and management of industrial investment; development, investment, construction, operation and management of power sources; organising the generation and sale of power (thermal); development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries. HIPDC, as a subsidiary of Huaneng Group, is principally engaged in construction and operation of the power plants and the related projects, including raising domestic and foreign funds, import of full set and auxiliary equipment and machinery and providing the industrial materials and fuels for the construction and operation of power plants.

     The relationship between the Company, Huaneng Group and HIPDC is as follows:

                                  -------------
                                | Huaneng Group |
                                |               |
                                  -------------
                                        |
                                        | 51.98%
                                  -------------
                                |     HIPDC     |
                                |               |
                                  -------------
                                        | 42.39%
                                        |
                                  -------------
                                 | the Company  |
                                 |              |
                                  -------------

     Huaneng Group is an indirect controlling shareholder of the Company, holding a 51.98% interest in HIPDC. As of the Latest Practicable Date, HIPDC held 42.39% of the total issued share capital of the Company. The transactions as contemplated by the Transfer Agreements constitute major and connected transactions to the Company, which are subject to Independent Shareholders' approval pursuant to Rule 14.44 and Rule 14A.18 respectively of the Hong Kong Listing Rules.

     The Company and the Independent Directors have reviewed the Acquisition. The Company has appointed JP Morgan as the financial adviser in connection with the Acquisition. The Company has also appointed Rothschild as the independent financial adviser to advise the Independent Directors and the Independent Shareholders as to whether the terms of the Acquisition are fair and reasonable and whether the Acquisition is in the interest of the Company and its shareholders as a whole and to advise the Company's shareholders on how to vote in respect of the Acquisition.

     The purpose of this circular is to provide you with further information in relation to the Acquisition and the Transfer Agreements, and to set out the recommendation of the Independent Directors and the Notice of the EGM.


2.   TRANSFER AGREEMENTS

(1)  Agreement for Transfer of Huaneng Group Interest

     The Agreement for Transfer of Huaneng Group Interest was approved by the Directors at the board meeting on 16th April, 2004 and signed by Huaneng Group and the Company on that day.

Date:      16th April, 2004

Parties:   Seller:   Huaneng Group
           Purchaser:  the Company

Huaneng Group
Interest
to be acquired:  (i)  equity interest representing 40% of the registered capital of Hanfeng Power Plant; and



                 (ii) equity interest representing 90% of the registered capital of Jinggangshan Power Plant.

Consideration:   The consideration for the purchase of Huaneng Group Interest is
                 RMB1,949 million payable in cash on the Closing date. The purchase price was determined with reference to, inter alia, the asset appraisal report prepared by Zhongchenghua and on the basis of normal commercial terms and arm's length negotiation between the parties thereto, and the agreement was entered into in the ordinary and usual course of business of the Company.

Conditions:      Closing is subject to the satisfaction or waiver of the
                 following conditions:

                 (1) Conditions which need to be satisfied or waived by both parties:

                      o Rothschild, the independent financial adviser to the Independent Directors and Independent Shareholders, has advised the Independent Directors and Independent Shareholders that the terms and conditions of the transaction contemplated by the Agreement for Transfer of Huaneng Group Interest are fair and reasonable so far as the Independent Shareholders are concerned;

                      o the Independent Directors recommended that the shareholders vote in favour of the transfer of Huaneng Group Interest and the Agreement for Transfer of Huaneng Group Interest;

                      o the transfer of Huaneng Group Interest and the Agreement for Transfer of Huaneng Group Interest have been approved and adopted by the the Independent Shareholders;

                      o the relevant PRC government agencies have no objection to the transfer of the Huaneng Group Interest;

                      o the Company has obtained all necessary government approvals on the Agreement for Transfer of Huaneng Group Interest and the transfer of Huaneng Group Interest; and

                      o the simultaneous closing or closing of the Agreement for Transfer of HIPDC Interest.

                 (2) Conditions which the Company may waive under the Agreement for Transfer of Huaneng Group Interest:

                      o representations and warranties of Huaneng Group in the Agreement for Transfer of Huaneng Group Interest are true and complete in all material respects; and

                      o Huaneng Group has fulfilled in all material respects its obligations under the Agreement for Transfer of Huaneng Group Interest.

                 (3) Conditions which Huaneng Group may waive under the Agreement for Transfer of Huaneng Group Interest:

                      o representations and warranties of the Company in the Agreement for Transfer of Huaneng Group Interest are true and complete in all material respects; and o the Company has fulfilled in all material respects its obligations under the Agreement for Transfer of Huaneng Group Interest.

In the case that any conditions for closing are waived, further announcement will be made by the Company accordingly.

Completion:      Closing shall take place on the day agreed upon by both
                 parties, within 30 days after the conditions have been satisfied or waived.

(2)  Agreement for Transfer of HIPDC Interest

     The Agreement for Transfer of HIPDC Interest was approved by the Directors at the board meeting on 16th April, 2004 and signed by HIPDC and the Company on that day.

Date:            16th April, 2004

Parties:         Seller:     HIPDC
                 Purchaser:  the Company

HIPDC Interest   (i)  equity interest representing 55% of the registered capital
to be acquired:       of Yueyang Power Plant;

                 (ii) equity interest representing 60% of the registered capital of Luohuang Power Plant; and

                 (iii) the entire assets and liabilities in Yingkou Power Plant.

Consideration:   The consideration for the purchase of HIPDC Interest is
                 RMB2,564 million payable in cash on the Closing date.

                 In view of the fact of that the accounts receivable balances of Yueyang Power Plant and Luohuang Power Plant consist of a significant amount of overdue receivables (i.e. over 30 days but less than one year which is analysed on a first-in-first-out basis) for power sold and taking into account the uncertainity on the collectibility of such overdue receivable balances in full, a provision of RMB59.27 million for Yueyang Power Plant and RMB319.74 million for Luohuang Power Plant has been made as at 31st December 2003. The net overdue receivable balance of Yueyang Power Plant was RMB140.41 million and Luohuang Power Plant was RMB398.09 million as at 31st December 2003. Therefore, HIPDC and the Company have agreed the following arrangements as the basis for adjustment of the acquisition price: The net overdue receivable balances will be fixed by taking into account the provisions for the bad debts in the accounts of the power plants. In case of the occurance of the events as stipulated by the transfer agreement which cause the net overdue receivable balances not being collected in full, HIPDC is required to pay the difference to the Company in proportion to its shareholding interests in Yueyang Power Plant and Luohuang Power Plant respectively. If, by 31st December 2006, the net overdue receivable balances cannot be collected in full, and if HIPDC has not made any payment to the Company in this regard, HIPDC should pay the difference to the Company in proportion to its shareholding interests in Yueyang Power Plant and Luohuang Power Plant respectively. If the net overdue receivable balances have been collected in full or if payment has been made by HIPDC, the amount received over the net overdue receivable balances should be reimbursed to HIPDC based on the shareholding interests of HIPDC in proportion to its shareholding in Yueyang Power Plant and Luohuang Power Plant respectively.

                 The purchase price was determined with reference to, inter alia, the asset appraisal report prepared by Zhongchenghua and on the basis of normal commercial terms and arm's length negotiation between the parties thereto, and the agreement was entered into in the ordinary and usual course of business of the Company.

Conditions:      Closing is subject to the satisfaction or waiver of the
                 following conditions:

                 (1) Conditions which need to be satisfied or waived by both parties:

                      o Rothschild, the independent financial advisor to the Independent Directors and Independent Shareholders, has advised the Independent Directors and Independent Shareholders that the terms and conditions of the transactions contemplated by the Agreement for Transfer of HIPDC Interest are fair and reasonable so far as the Independent Shareholders are concerned;

                      o the Independent Directors recommended that the shareholders vote in favour of the transfer of HIPDC Interest and the Agreement for Transfer of HIPDC Interest;

                      o the transfer of HIPDC Interest and the Agreement for Transfer of HIPDC Interest have been approved and adopted by the Independent Shareholders;

                      o the relevant PRC government agencies have no objection to the transfer of HIPDC Interest;

                      o the Company has obtained all necessary government approvals on the Agreement for Transfer of HIPDC Interest and the transfer of HIPDC Interest; and

                      o the simultaneous closing or closing of the Agreement for Transfer of Huaneng Group Interest.

                 (2) Conditions which the Company may waive under the Agreement for Transfer of HIPDC Interest:

                      o representations and warranties of HIPDC in the Agreement for Transfer of HIPDC Interest are true and complete in all material respects; and

                      o HIPDC has fulfilled in all material respects its obligations under the Agreement for Transfer of HIPDC Interest.

                 (3) Conditions which HIPDC may waive under the Agreement for Transfer of HIPDC Interest:

                      o representations and warranties of the Company in the Agreement for Transfer of HIPDC Interest are true and complete in all material respects; and

                      o the Company has fulfilled in all material respects its obligations under the Agreement for Transfer of HIPDC Interest.

                 In the case that any conditions for closing are wavied, further announcement will be made by the Company accordingly.

Completion:      Closing shall take place on the day agreed upon by both
                 parties, within 30 days after the conditions have been satisfied or waived.

3.   REASONS FOR THE ACQUISITION AND PRICING FACTORS

     The Acquisition follows the Company's business and development strategy of placing equal emphasis on acquisition of existing power plants and development of new power plants, and is an important strategic move under the backdrop of deepening power reforms in China whereby competition is to be gradually introduced to the PRC power generation sector and it will therefore be essential for a power generation company in the PRC to increase its market share so as to maintain its competitive position. With favourable market conditions of strong power demand, which is brought about by the rapid and stable economic development of the PRC, the Company believes that to enlarge its operational scale by way of acquisition of power assets, thus increasing its market shares, is conducive to enhancing the competitiveness of the Company and increasing shareholders' return.

     After the completion of the Acquisition, the generation capacity on an equity basis of the Company will increase by 3,036 MW while the total generation capacity on an equity basis will increase from 15,736 MW to 18,772 MW, representing an increase of 19.3%. Upon the completion of the Acquisition and the acquisition of the 10% interest in Jinggangshan Power Plant from Jiangxi Province Investment Corporation, the generation capacity on an equity basis of the Company will increase by 3,096 MW while the total generation capacity on an equity basis will increase from 15,736 MW to 18,832 MW, representing an increase of 19.7%. The Company will gain 1,050 MW of additional capacity under construction (on an equity basis).

     Further, the Acquisition helps the Company to strengthen its leading position in Liaoning Province and Hebei Province, which are with rapid economic growth and strong power demand. The Company's generation capacity on an equity basis in Liaoning will increase from 2,100 MW to 2,740 MW, representing an increase of 30.5%. In Hebei Province, by completion of the Acquisition, the Company's generation capacity on an equity basis will increase from 1,300 MW to 1,828 MW, representing an increase of 40.6%.

     The Acquisition also enables the Company for the first time to enter into the central-south region of China and the provinces with rapid growth in power demand, namely Jiangxi Province, Hunan Province and Chongqing municipality. This is consistent with the Company's marketing strategy of "consolidating its position in coastal regions and exploring the market in Central China".

     The Company understands that the State is considering to introduce a pilot scheme on tariffs reform in the northeast region. However the detail of the pilot scheme is still under the formulation process. The Company therefore is unable to ascertain the impact on the operating results of Yingkou Power Plant, which is located in the northeast region of China, of the implementation of the proposed tariff reform scheme. As such, the Company has not taken account of such factor in the evaluation and consideration of the impact of the Acquisition on the Company's future financial position and operating results.

     The Acquisition price has been determined through arm's length negotiations between the parties and their respective financial advisers, taking into account various factors, including the market environments, the technical and operating conditions of the Power Plants, the Power Plants' earnings potentials and their abilities to generate cash flow. The Company has also considered the appraisal report provided by Zhongchenghua which values the Huaneng Group Interest at RMB1.507 billion and HIPDC Interest at RMB2.721 billion as of 31st December, 2003 using the replacement cost approach. The total purchase price implies a blended 8.7 times of 2003 earnings of attributed interest of the five Target Power Plants and a blended 5.7 times firm value/2003 EBITDA (including an amount of approximately RMB1.26 billion repayble to HIPDC by Yingkou Power Plant). According to International Financial Reporting Standards, the total net profit of the Target Power Plants in 2003 was approximately RMB1.009 billion, of which RMB516 million (before taking into consideration of any adjustments relating to the Acquisition) would be attributable to the acquired interests (not including the profit contributed by the acquisition of the 10% interest in Jinggangshan Power Plant held by Jiangxi Province Investment Corporation). The pro forma net assets for the Company and its subsidiaries (including the Target Power Plants) would be approximately RMB33,955 million as at 31st December, 2003, the same as the audited net assets reported by the Company and its subsidiaries (without taking into account the Acquisition) at the same date. The pro forma total debt of the Company and its subsidiaries (including the Target Power Plants, also including RMB1,265 million due to HIPDC from Yingkuo Power Plant) would be approximately RMB23,096 million as at 31st December, 2003, compared to the total debt of approximately RMB13,796 million reported by the Company and its subsidiaries (without taking into account the Acquisition) at the same date. The Company believes that with the growth of the power markets in which the Target Power Plants operate and through further strengthening management, the Acquisition will bring satisfactory returns to the Company.

     The board of Directors believes that the Acquisition price and terms are fair and reasonable to the Company and its shareholders. This transaction is consistent with the Company's long-term business strategy and will benefit the Company and its shareholders.

4.   INFORMATION REGARDING THE Target POWER PLANTS

Hanfeng Power Plant

     Hanfeng Power Plant is situated in Handan Municipality of Hebei Province. According to the information available on the State Statistics Bureau's website (http://www.stats.gov.cn) and China State Grid Corporation's website (http://www.sgcc.com.cn), Hebei Province is situated in the northern part of Huabei Plateau and extends over Inner Mongolia Highland, and is adjacent to the capital Beijing and Tianjin which is an important commercial port in the northern region. Hebei Province is endowed with rich energy resources with an accumulated proven coal reserve amounting to 16.72 billion tonnes. Two large coalmines, Kailuan and Feng Feng, and Huabei Oilfield are situated within Hebei Province. The area of Hebei Province is 187,700 square kilometres. At the end of 2003, the population was approximately 67,690,000. In 2003, the GDP of the province amounted to RMB709.5 billion, representing an increase of 11.6% over the previous year (the average annual growth rate of the whole nation is 9.1%) and is the highest growth rate since 1998. Hebei power grids are divided into the northern part (mainly supplying the Jingjintang region) and the southern part (mainly supplying six administrative regions including Shijiazhuang, Handan, Xingtai, Baoding, Hengshui and Cangzhou, with a total population of 43,660,000). At the end of 2003, the generation capacity of Hebei South Grid amounted to approximately 10,150 MW. In 2003, the power consumption of Hebei South Grid was approximately 60.8 billion kWh, representing an increase of 8.0% when compared with the same period in 2002.

     The planned generation capacity of Hanfeng Power Plant is 2,400MW. The construction work of the 2 x 660 MW imported coal-fired generating units in its first phase commenced in June 1997 and the commercial operation of these two generating units started in March and September 2001 respectively. The estimated depreciation period of Hanfeng Power Plant's generating units is approximately 20 years. Currently, the generating units operate properly. In 2003, the annual power generation of two generating units was 8.04 billion kWh with a house consumption rate of 5.91%. Power tariffs are determined according to the rate prescribed by the relevant pricing bureau.

     Hanfeng Power Plant's net operating revenue increased by 5.16% to RMB2.24 billion in 2003 from RMB2.13 billion in 2002. The average collected tariff was RMB345.70 per MWh in 2003, which decreased by 3.37% from RMB357.78 per MWh of last year. The power output of Hanfeng Power Plant reached 8.04 billion kWh in 2003, increased by 3.50% compared to last year. The increase of the net operating revenue of Hanfeng Power Plant was mainly due to the increase of power output, which was driven by the increase of power demand of Hebei province.

     Upon Closing, the Company will guarantee the loans owed by the power plant, to an extent which is proportional to the Company's interest in the power plant, upon normal commercial terms. The bank loans to be guaranteed by the Company as at 31st March 2004 were RMB1,484.3 million.

     Upon Closing, the Company will hold 40% interest in Hanfeng Power Plant . The other shareholders of Hanfeng Power Plant are Hebei Province Construction and Investment Corporation, Siemens Power Development Hanfeng Limited Liability Company and Hamburg Power Investment Hanfeng Limited Liability Company, which are holding 20%, 24% and 16% interest, respectively.

     The following table sets out certain operating data of Hanfeng Power Plant for 2003:

     Generation capacity (MW)                                        1,320

     Power generation (billion kWh)                                  8.040

     Utilisation hours (hours)                                       6,091

     Availability factor (%)                                         90.53

     House consumption rate (%)                                       5.91

     Average on-grid power rate (RMB/MWh, VAT included)             345.70

     Coal consumption rate for power sold (grams/kWh)               327.14

     Unit fuel cost for power sold (RMB/MWh)                         76.56

Jinggangshan Power Plant

     Jinggangshan Power Plant is situated in Jian Municipality of Jiangxi Province. According to the information available on the State Statistics Bureau's website (http://www.stats.gov.cn) and China State Grid Corporation's website (http://www.sgcc.com.cn), Jiangxi Province is situated in the southeast part of China, along the southern part of the middle and lower reaches of Changjiang. The area of the province is 166,900 square kilometres. At the end of 2002, the population was approximately 42,220,000. In 2002, the GDP of the province amounted to RMB245 billion, representing an increase of 10.5% over the previous year (the average growth rate of the whole nation in 2002 is 8.0%), which is the fastest growth rate since 1998 (Note: The aforementioned website does not contain the relevant figures of 2003 for Jiangxi Province). Jiangxi Province forms an important part of the power grids of the four provinces in Central China (Jiangxi, Henan, Hubei and Hunan) with its power consumption load growing at a high speed during the recent years. At the end of 2003, the generation capacity of Jiangxi Province amounted to approximately 6,087 MW. In 2003, the power consumption of Jiangxi Province was approximately 29.843 billion kWh, representing an increase of 21.0% when compared with the same period in 2002.

     The planned generation capacity of Jinggangshan Power Plant is 1,200MW. The main construction work of the 2 x 300 MW domestic made coal-fired generating units in its first phase commenced in November 1998 and the commercial operation of these two generating units started in December 2000 and August 2001 respectively. The estimated depreciation period of Jinggangshan's generating units is approximately 14 years. Currently, the generating units operate properly. In 2003, the annual power generation of two generating units was 3.194 billion kWh with a house consumption rate of 5.65%. Power tariffs are determined according to the rate prescribed by the relevant pricing bureau.

     Jinggangshan Power Plant's net operating revenue increased by 39.81% to RMB820.15 million in 2003 from RMB586.60 million in 2002. The average collected tariff was RMB318.89 per MWh, which decreased by 5.80% from RMB338.53 per MWh of last year. The power output of Jinggangshan Power Plant reached 3.19 billion KWh, increased by 48.08% compared to last year. The increase of the net operating revenue of Jinggangshan Power Plant was mainly due to the increase of power output, which was driven by the significant increase of power demand of Jiangxi province.

     Upon Closing, the Company will hold a 90% interest in Jinggangshan Power Plant. The other shareholder is Jiangxi Province Investment Corporation. On 16th April 2004, the Company has entered into a transfer agreement with Jiangxi Province Investment Corporation, pursuant to which Jiangxi Province Investment Corporation agreed to transfer its 10% interest in Jinggangshan Power Plant to the Company at RMB62 million, where the price was determined consistent with the pricing principle of the Acquisition. Half of the purchase price will be funded by the Company's cash-on-hand and half by bank loans. Upon the closing of the Acquisition, together with the completion of the acquisition of such 10% interest, Jinggangshan Power Plant will be wholly owned by the Company.

     The Company will guarantee the bank loans owned by the power plant. As at 31st March 2004, the outstanding guarantee amount was RMB1,245.25 million.

     The following table sets out certain operating data of Jinggangshan Power Plant for 2003:

     Generation capacity (MW)                                          600

     Power generation (billion kWh)                                  3.194

     Utilisation hours (hours)                                       5,324

     Availability factor (%)                                         88.79

     House consumption rate (%)                                       5.65

     Average on-grid power rate (RMB/MWh, VAT included)             318.89

     Coal consumption rate for power sold (grams/kWh)               348.21

     Unit fuel cost for power sold (RMB/MWh) 128.74

Yueyang Power Plant

     Yueyang Power Plant is situated in Yueyang Municipality of Hunan Province. According to the information available on the State Statistics Bureau's website (http://www.stats.gov.cn) and China State Grid Corporation's website (http://www.sgcc.com.cn), Hunan Province is situated in the southern part of Dongtinghu along the middle and lower reaches of Changjiang. It is situated in the southeast hinterland linking the coastal provinces in the east and the inland provinces in the west. Hunan Province is a province with a relatively high coal production output in the southern part of China, with proven coal reserves amounting to 3.4 billion tonnes, and its coal reserves occupy the top position amongst the nine provinces (regions) in Jiangnan. The area of the province is 211,800 square kilometres. At the end of 2003, the population was approximately 66,630,000. In 2003, the GDP of the province amounted to RMB463.4 billion, representing an increase of 9.6% over the previous year (the average growth rate of the whole nation is 9.1%), which is the fastest growth rate since 1998. At the end of 2003, the generation capacity of Hunan Province amounted to approximately 12,940 MW, and the ratio between hydropower and thermal power capacity was 50: 50. Among the power source construction in progress in Hunan province, thermal power is a beneficial supplement to hydroelectric power. Particularly during the dry season, thermal power becomes a supporting power source for stable power supply. In 2003, the power consumption of Hunan Province was approximately 54.774 billion kWh, representing an increase of 14.7% when compared with the same period in 2002.

     The first phase of Yueyang Power Plant consists of two 362.5 MW sub-critical coal-fired generating units. Their construction work began in August 1988 and the commercial operation of these two generating units commenced in September and December 1991 respectively. The estimated depreciation period of Yueyang Power Plant's generating units is approximately 13 years. Currently, the generating units operate properly. In 2003, the annual power generation of two generating units was 4.411 billion kWh with a house consumption rate of 8.15%. Power tariffs are determined according to the rate prescribed by the relevant pricing bureau.

     The preparation work for the commencement of the construction work of Yueyang Power Plant's second phase, which consists of 2 x 300 MW coal-fired generating units, has been commenced in April 2003.

     Yueyang Power Plant's net operating revenue increased by 32.06% to RMB1.05 billion in 2003 from RMB795.06 million in 2002. The average collected tariff was RMB301.86 per MWh, which decreased by 8.13% from RMB328.60 MWh of last year. The power output of Yueyang Power plant reached RMB4.41 billion Kwh. The increase of the net operating revenue of Yueyang Power Plant was mainly due to that the increase in the power output offset the impact of decrease of the average collected tariff.

     Upon Closing, the Company will hold a 55% interest in Yueyang Power Plant. The remaining 45% interest is held by Hunan Province Local Power Asset Management Limited Company.

     The following table sets out certain operating data of Yueyang Power Plant for 2003:

     Generation capacity (MW)                                          725

     Power generation (billion kWh)                                  4.411

     Utilisation hours (hours)                                       6,085

     Availability factor (%)                                         92.86

     House consumption rate (%)                                       8.15

     Average on-grid power rate (RMB/MWh, VAT included)             301.86

     Coal consumption rate for power sold (grams/kWh)               341.13

     Unit fuel cost for power sold (RMB/MWh)                        112.87

Luohuang Power Plant

     Luohuang Power Plant is situated in Chongqing Municipality. According to the information available on the State Statistics Bureau's website (http://www.stats.gov.cn) and the China State Grid Corporation's website (http://www.sgcc.com.cn), Chongqing Municipality is an economic centre at the upper reaches of Changjiang, and is the largest multi-functional modern industrial and commercial city in the western part of China. Dominant natural resources products are coal and natural gas etc. Proven coal reserves amount to
3.3 billion tonnes and proven natural gas reserves amount to 320 billion cubic metres. It is an important production base for coal and natural gas in the southern part of China. The area of the city is 82,400 square kilometres. At the end of 2003, the population was approximately 31,300,000. In 2003, the GDP of the city amounted to RMB225 billion, representing an increase of 11.4% over the previous year (the average growth rate of the whole nation is 9.1%), which is the fastest growth rate since the establishment of the municipality directly under the Central Government. Chongqing municipality is one of the load centres of the power grids in the western part of China with high outputs of coal and natural gas and high protection levels for energy supply. At the end of 2003, the generation capacity of Chongqing Municipality amounted to approximately 4,356 MW. In 2003, the power consumption of Chongqing Municipality was approximately 27.034 billion kWh, representing an increase of 9.0% when compared with the same period in 2002.

     Luohuang Power Plants consists of two operating plants, namely Jiangjin Luohuang Power Plant and Jiangbei Combined-cycle Power Plant. Each of the first and second phases of Jiangjin Luohuang Power Plant consists of 2 x 360 MW coal-fired generating units. The construction works of those two phases commenced in September 1988 and December 1996 respectively. The two generating units in its first phase commenced operation in September 1991 and February 1992 respectively while the two generating units in the second phase were put into commercial operation in December 1998. The construction work of the 108 MW Combined-cycle generating unit of Jiangbei Combined-cycle Power Plant started in 1988 with commercial operation beginning from 1991. The estimated depreciation period of Luohuang's generating units is approximately 13 years. Currently, the generation units operate properly. In 2003, the annual power generation of the generating units of Jiangjin Luohuang Power Plant was 7.351 billion kWh with a house consumption rate of 10.40% (the house consumption rate of Jiangjin Luohuang Power Plant was relatively high mainly because it is an environmentally friendly thermal power plant with installation of the first desulphurization system in China, which results in an increase of about 3% in the house consumption rate) while the annual output of the power generation of Jiangbei Combined-cycle Power Plant was 0.147 billion kWh with a house consumption rate of 7.69%. Power tariffs are determined according to the rate prescribed by the relevant pricing bureau.

     Jiangjin Power Plant is planning to undergo its third phase expansion work, which will consist of 2 X 600 MW domestically built sub-critical coal-fired generating units with simultaneous installation of desulphurization system. The project proposal has been approved by the State Development and Reform Committee and the State Council. Currently, the power plant is preparing the feasibility report.

     Luohuang Power Plant's net operating revenue increased by 14.08% to RMB1.62 billion in 2003 from RMB1.42 billion in 2002. The average collected tariff reached RMB281.36 per MWh in 2003, decreased by 1.40% from RMB285.34 MWh of last year. The power output of Luohuang Power Plant reached 7.50 billion kWh, increased by 15.33% compared to last year. The increase of power generation was mainly due to the significant increase of power demand of the Central China.

     Upon Closing, the Company will hold a 60% interest in Luohuang Power Plant. The remaining 40% interest is held by Chongqing Municipal Construction and Investment Corporation.

     The following table sets out certain operating data of Luohuang Power Plant for 2003:

                                                    Jiangjin        Jiangbei
                                                    Luohuang  Combined-cycle
                                                  Power Plant    Power Plant

Generation capacity (MW)                                1,440            108

Power generation (billion kWh)                          7.351           .147

Utilisation hours (hours)                               5,105          1,358

Availability factor (%)                                 88.54          94.68

House consumption rate (%)                              10.40           7.69

Average on-grid power rate (RMB/MWh, VAT included)     281.24         282.90

Coal consumption rate for power sold (grams/kWh)       340.90             --

Unit fuel cost for power sold (RMB/ MWh)                72.82         207.84

Yingkou Power Plant

     Yingkou Power Plant is an enterprise directly under HIPDC and is not a legal person.

     Yingkou Power Plant is situated in Yingkou Municipality of Liaoning Province. According to the information available on the State Statistics Bureau's website (http://www.stats.gov.cn) and China State Grid Corporation's website (http://www.sgcc.com.cn), Liaoning Province is a coastal region in the southern part of Northeast China. It is an important connecting part for the economic regions in Northeast China and the economic regions surrounding Bohai, and is an important passageway for foreign trade and international communication in Northeast China. Liaohe Oilfield within the province is the third largest gas and oil field in China with petroleum and natural gas reserves accounting for 15% and 10% of the PRC respectively. The area of the province is 145,900 square kilometres. At the end of 2003, the population was approximately 42,100,000. In 2003, the GDP of the province amounted to RMB600.3 billion, representing an increase of 11.5% over the previous year (the average growth rate of the whole nation is 9.1%). Liaoning Province occupies a decisive position in the northeast power grids of the PRC and its power load has been growing rapidly during the recent years. At the end of 2003, the generation capacity of Liaoning Province amounted to approximately 15,099 MW. In 2003, the power consumption of Liaoning Province was approximately 90.791 billion kWh, representing an increase of 12.2% when compared with the same period in 2002.

     The planned generation capacity of Yingkou Power Plant is 1,200MW. Its first phase consists of 2 X 320 MW supercritical coal-fired generating units, which commenced operation in January and December 1996 respectively. The estimated depreciation period of Yingkou Power Plant's generating units is approximately 13 years. Currently, the generating units operate properly. In 2003, the annual power generation of two generating units was 3.986 billion kWh with a house consumption rate of 5.53%. Power tariffs are determined according to the rate prescribed by relevant pricing bureau.

     According to Yingkou Power Plant's balance sheet as at 31st December 2003 audited by KPMG, Yingkou Power Plant owed to HIPDC a short term payable of RMB1,264,651,910 and a long term loan of RMB614,275,497. According to the Agreement for Transfer of HIPDC Interest, upon completion, the Company should repay the short term payable of RMB1,264,651,910 in full (without interest) to HIPDC within two years from the closing of the acquisition of the HIPDC Interest; while in relation to the RMB614,275,497 long-term loan owed by Yingkou Power Plant to HIPDC, the Company should arrange an entrusted loan arrangement with HIPDC through China Huaneng Finance Company, with a term of 5 years payable by equal instalments annually at an annual interest rate as quoted by The People's Bank of China from time to time.

     Yingkou Plant's net operating revenue increased by 16.26% to RMB944.80 million in 2003 from RMB812.69 million in 2002. The average collected tariff was RMB293.57 per MWh, which decreased by 4.61% from RMB307.74 MWh of last year. The power output of Yingkou Power Plant reached 3.97 billion kWh, increased by 21.71% compared to last year. The increase of the power output was due to that the power demand in the Northeast China, exceeded the power supply in 2003, which resulted in the significant increase of the net operating revenue and net profit.

     Upon Closing, Yingkou Power Plant will be wholly owned by the Company.

     The following table sets out certain operating data of Yingkou Power Plant for 2003:

     Generation capacity (MW)                                            640

     Power generation (billion kWh)                                    3.986

     Utilisation hours (hours)                                         6,228

     Availability factor (%)                                           88.42

     House consumption rate (%)                                         5.53

     Average on-grid power rate (RMB/MWh, VAT included)               293.57

     Coal consumption rate for power sold (grams/kWh)                 339.00

     Unit fuel cost for power sold (RMB/MWh)                          106.15

5.   SELECTED FINANCIAL INFORMATION OF THE TARGET POWER PLANTS

     The following is a summary of financial information of certain balance sheet items as at 31st December 2001, 2002 and 2003 and certain income statement items for the three years ended 31st December 2003 of the Target Power Plants, prepared in accordance with International Financial Reporting Standards ("IFRS"). The financial information is extracted from the accountants' reports set out in Appendices I to V.

                                                                (RMB in thousands)

                                            Hanfeng Power Plant                          Jinggangshan Power Plant

                                     2001            2002          2003           2001            2002             2003

Total assets                      8,123,691       7,919,688      7,348,051      2,575,462       2,312,261       2,179,205

Total liabilities                 6,330,399       5,681,741      4,916,132      2,147,810       1,951,504       1,765,845

Accounts receivable                 150,433         426,262        415,538         55,760          89,440         142,294

Net assets                        1,793,292       2,237,947      2,431,919        427,652         360,757         413,360

Revenue from principal
    business                        744,543       2,133,187      2,235,503        269,022         586,599         820,152

Operating profit/(loss)             134,598         961,460        995,726         (3,918)         29,508         187,559

Profit/(loss) before taxation       (86,864)        617,376        702,010        (83,471)        (73,901)         94,163

Net profit/(loss) after tax         (79,850)        604,553        701,111        (58,086)        (70,235)         60,855


                                                                    (RMB in thousands)
                                 Yueyang Power Plant               Luohuang Power Plant                 Yingkou Power Plant

                          2001         2002       2003        2001       2002         2003        2001         2002        2003

Total assets           1,575,502   1,667,390   1,326,935   4,850,729   4,588,837   4,037,810   2,806,621    2,594,671   2,449,555

Total liabilities      1,840,009   1,986,225   1,004,900   4,149,961   4,035,694   3,043,954   2,379,627    2,160,626   1,924,034

Accounts receivable      228,810     386,427     278,294     697,830     719,460     588,235      57,433      157,122     204,287

Net assets/
(liabilities)           (264,507)   (318,835)    322,035     700,768     553,143     993,856     426,994      434,045     525,521

Revenue from principal
 business                868,120     795,059   1,045,273   1,196,111   1,419,574   1,616,536     722,873      812,694     944,803

Operating profit         196,720     123,885     227,558     251,817     317,141     435,228      64,351      104,874     137,138

Profit/(loss) before
 taxation                120,943     (60,789)    109,344      58,170       7,418      86,832     (25,367)       7,051      91,476

Net profit/(loss)
 after tax               120,943      60,789)     78,424      58,170       7,418      76,648     (25,367)       7,051      91,476



     The Target Power Plants (save for Hanfeng Power Plant) were originally state-owned and the land occupied by them was allocated by the PRC government at nil consideration and cannot be transferred. Due to the change of the shareholdings of the Target Power Plants as result of the Acquisition, the nature of such land shall be changed from administrative allocated land to granted land. Therefore, the Target Power Plants (save for Hanfeng Power Plant) are required to pay to their respective local government authorities land use rights fees totalling RMB203 million.

6.   CONNECTED TRANSACTIONS UNDER SHANGHAI LISTING RULES

     As the domestic public shares of the Company are listed on the Shanghai Stock Exchange, the Company is required, in addition to the Hong Kong Listing Rules, to comply with the Shanghai Listing Rules.

     After Closing, certain transactions in relation to the Target Power Plants, including the guarantees to be provided by the Company to the banks in respect of the Target Power Plants' bank loans and the loans obtained from Huaneng Group and its associate, China Huaneng Finance Company, both being connected persons of the Company, by the Target Power Plants in the ordinary and usual course of the Target Power Plants' business, which are subject to compliance with the relevant requirements of the Hong Kong Listing Rules, will constitute connected transactions under the Shanghai Listing Rules ("Shanghai Connected Transactions"), which shall be subject to the approval of the Company's shareholders. The connected persons (as defined under the Shanghai Listing Rules) shall abstain from voting on resolutions related to Shanghai Connected Transactions. Details of the Shanghai Connected Transactions will be set out in the notice of EGM to be issued to the Company's shareholders.

     In accordance with Rule 7.3.11(9) of the Shanghai Listing Rules, the Company has appointed Guotai Junan as the PRC independent financial adviser in respect of the Acquisition.

     Upon careful and necessary enquiry, Guotai Junan is of the view that the Acquisition and the Shanghai Connected Transactions met the relevant legal requirements under the Company Law of the PRC, the Securities Law of the PRC and the Shanghai Listing Rules (as amended in 2001) and the requirements of the articles of association of the Company, reflecting the principles of equality, justice and reasonableness; and that the Acquisition will not in any way affect the interests of either the Company or the non-connected shareholders.

     The Independent Directors are of the view that (1) the board of Directors has met the relevant requirements of Shanghai Listing Rules and the articles of association of the Company regarding approval of the relevant resolutions of the Acquisition and the Shanghai Connected Transactions; and (2) the Acquisition and the Shanghai Connected Transactions are fair to the Company's shareholders.

7.   THE EGM

     The transactions as contemplated by the Transfer Agreements constitute major and connected transactions to the Company. The Company will convene an EGM on 15th June, 2004 to consider the approval of the Acquisition (including the Transfer Agreements), and Shanghai Connected Transactions. The voting at such meeting will be taken on a poll and the Company will make an announcement of the poll result.

     Huaneng Group, HIPDC and their respective Associates will abstain from voting in the EGM in respect of the ordinary resolutions to approve the Acquisition (including the Transfer Agreements). Notice of the EGM is set out on pages 197 to 202 in this circular.

     A reply slip and a form of proxy for use by the Independent Shareholders at the Extraordinary General Meeting are enclosed with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon to the registered office of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xichang District, Beijing, PRC as soon as possible but in any event by 25th May, 2003. The enclosed form of proxy should be completed and returned to the Company's H Share Registrar, Hong Kong Registrars Limited, at Room 1901-5, 19/F, Hopewell Centre, 183 Queen's Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

8.   RECOMMENDATION

     According to the requirements of the Hong Kong Listing Rules, the Independent Directors will advise the Independent Shareholders in connection with the Acquisition (including the Transfer Agreements). Rothschild has been appointed as an independent financial adviser to advise the Independent Directors and the Independent Shareholders with respect to the fairness and reasonableness of the Acquisition (including the Transfer Agreements).

     The Independent Directors, having taken into account the advice of Rothschild, consider the terms of the Transfer Agreements to be fair and reasonable insofar as the Shareholders are concerned and consider the transaction contemplated by the Transfer Agreements to be in the interests of the Company and its shareholders.

     Accordingly, the Independent Directors recommend that the Independent Shareholders vote in favour of the resolutions to approve the Acquisition and the Transfer Agreements at the Extraordinary General Meeting.

9.   OTHER INFORMATION

     Your attention is also drawn to the letter from the Independent Directors and the letter from Rothschild, which sets out its advice to the Independent Directors, and the additional information set out in the appendices of this circular.

                                                      Yours faithfully,
                                                     For and on behalf of
                                              Huaneng Power International, Inc.
                                                        Wang Xiaosong
                                                        Vice Chairman

--------------------------------------------------------------------------------
                     LETTER FROM THE INDEPENDENT DIRECTORS
--------------------------------------------------------------------------------

                       HUANENG POWER INTERNATIONAL, INC.
           (A Sino-foreign joint stock limited company incorporated in the People's Republic of China)

                                               Registered office:
                                               West Wing, Building C
                                               Tianyin Mansion
                                               2C Fuxingmennan Street
                                               Xicheng District
                                               Beijing 100031
                                               The People's Republic of China

                                               29th April, 2004

To the Independent Shareholders

Dear Sir or Madam,

                          MAJOR CONNECTED TRANSACTION

     We, the Independent Directors of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the Acquisition, details of which are set out in the letter from the Board contained in the circular ("Circular") of the Company to the Shareholders dated 29th April, 2004, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

     Under the Hong Kong Listing Rules, the Acquisition constitutes both a major and a connected transaction for the Company. Accordingly, the Acquisition will require the approval of the Independent Shareholders at the EGM.

     We wish to draw your attention to the letter of advice from Rothschild set out on pages 22 to 34 of the Circular. We have discussed the letter and the opinion contained in it with Rothschild.

     Having considered, inter alia, the factors and reasons considered by, and the opinion of, Rothschild, as stated in its aforementioned letter, we consider the Acquisition to be fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolutions in the Notice of EGM set out at the end of the Circular to be proposed at the EGM to be held on 15th June, 2004 and thereby approve the Acquisition and the Transfer Agreements.

                                              Yours faithfully,
                             Gao Zongze Zheng Jianchao Qian Zhongwei Xia Donglin
                                            Independent Directors

--------------------------------------------------------------------------------
                             LETTER FROM ROTHSCHILD
--------------------------------------------------------------------------------

                                                      [ROTHSCHILD logo omitted]

29 April 2004

To the Independent Directors and
Independent Shareholders

Dear Sir or Madam,

                        MAJOR AND CONNECTED TRANSACTION

     We refer to our engagement to advise the Independent Directors and Independent Shareholders with respect to the Acquisition, details of which are contained in the circular of the Company dated 29 April 2004 to its shareholders (the "Circular") of which this letter forms a part. Rothschild has been appointed as the independent financial adviser to advise the Independent Directors and Independent Shareholders as to: (a) whether or not the Transfer Agreements are on normal commercial terms (as defined under the Hong Kong Listing Rules) and the terms of the Transfer Agreements are fair and reasonable so far as the Independent Shareholders are concerned; (b) whether or not entering into the Transfer Agreements is in the interest of the Company and its shareholders as a whole; and (c) how the Independent Shareholders should vote at the EGM in respect of the Acquisition.

     The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

     As at the Latest Practicable Date, Huaneng Group owned approximately 51.98% of HIPDC, which in turn owned approximately 42.39% of the issued share capital of the Company. Pursuant to the Hong Kong Listing Rules, the Transfer Agreements constitute a major and connected transaction for the Company, which will be subject to, inter alia, the Independent Shareholders' approval at the EGM.

     For the avoidance of doubt, we are not engaged to advise the Independent Directors in respect of the Shanghai Connected Transactions, details of which are set out under the section headed "6. Connected transactions under Shanghai Listing Rules" in the "Letter from the Board" of the Circular. The opinion of the Independent Directors thereof and the basis of their opinion are set out in the "Letter from the Independent Directors" contained in the Circular.

     In formulating our recommendation, we have relied on the information and facts supplied to us by the Company and/or its advisers and have assumed that any representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular are fair and reasonable and have relied on them.


N. M. Rothschild & Sons (Hong Kong) Limited        Telephone (852) 2525-5333
16th Floor, Alexandra House                        Fax       (852) 2868-1728
16-20 Chater Road, Central                                   (852) 2810-6997
Hong Kong SAR

     We have been advised by the Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company and/or its advisers. The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, the Target Power Plants or any of their respective subsidiaries and associated companies.

PRINCIPAL FACTORS AND REASONS

     In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1.   Background and rationale

     The principal activities of the Company and its subsidiaries are to develop, construct, operate and manage large-scale coal-fired power plants in the PRC. The Board is of the view that the Acquisition is consistent with the Company's long-term business strategy and will benefit the Company and its shareholders, and follows the Company's business and development strategy of placing equal emphasis on acquisition of existing power plants and development of new power plants. It also believes that the Acquisition is an important strategic move for the Company given the backdrop of deepening power reforms in the PRC, whereby competition is to be gradually introduced to the PRC power generation sector and it will therefore be essential for a power generation company in the PRC to increase its market share so as to maintain its competitive position.

     The Board is confident in the prospects for the PRC power sector in view of the favourable market conditions of strong power demand as a result of rapid and stable economic development in the PRC. The Acquisition, together with the acquisition of the 10% interest in Jingganshan Power Plant from Jiangxi Province Investment Corporation, would enlarge the operational scale and market share of the Company in the PRC, with an addition of 3,096 megawatts ("MW") of installed generation capacity on an equity basis, an increase in its total installed generating capacity from 15,736 MW to 18,832 MW on an equity basis, representing a percentage increase of approximately 19.7%. The Company will also gain 1,050 MW of additional capacity under construction on an equity basis. The Board is of the view that the enlarged operational scale of the Company upon completion is conducive to enhancing the competitiveness of the Company and increasing its shareholders' returns.

     As also noted under the section headed "3. Reasons for the Acquisition and pricing factors" in the "Letter from the Board" of the Circular, the Acquisition would enable the Company to strengthen its leading position in Liaoning Province and Hebei Province, which are provinces with rapid economic growth and strong power demand. Upon Closing, the Company will increase its net installed capacity on an equity basis from 2,100 MW to 2,740 MW and from 1,300 MW to 1,828 MW in Liaoning Province and Hebei Province respectively.

     In addition, the Acquisition would enable the Company to enter into the central-south region of China for the first time, which has provinces and cities with rapid growth in power demand such as Jiangxi Province, Hunan Province and Chongqing Municipality, which is consistent with the Company's marketing strategy of "consolidating its position in coastal regions and exploring the market in Central China".

2.   The Acquisition

     (a)  Assets to be acquired

          On 16 April 2004, the Company entered into the Transfer Agreements, pursuant to which the Company has conditionally agreed to acquire from Huaneng Group a 40% equity interest in Hanfeng Power Plant and a 90% equity interest in Jinggangshan Power Plant and acquire from HIPDC a 55% equity interest in Yueyang Power Plant, a 60% equity interest in Luohuang Power Plant, and the entire assets and liabilities of Yingkou Power Plant for an aggregate consideration of RMB4,513 million (equivalent to approximately HK$4,258 million) (the "Consideration").

          Upon Closing, the Company will as agreed under the Transfer Agreements also guarantee certain loans owed by certain of the Target Power Plants, to an extent which is proportional to the Company's interest in these power plants, further details of which are set out under the sections headed "4. Information regarding the Target Power Plants" and "5. Selected financial information of the Target Power Plants" in the "Letter from the Board" of the Circular.

          Set out below is a summary of certain financial and operational information relating to the Target Power Plants. The financial information is extracted from the accountants' reports for the Target Power Plants as set out in Appendices I to V to the Circular.

                                                            Installed
                                                             capacity
                                                                on an
                                                   Installed   Equity                                                     Net Asset
                                                    capacity    Basis         Sales                   Net profit/loss         Value
                             Location                 (MW)       (MW)     (RMB million)                (RMB million)   (RMB million)

                                                                         For the Financial           For the financial
                                                 As at 31  As at 31         year ended                   year ended         As at 31
                                                 December  December        31 December                  31 December         December
                                                     2003     2003     2001     2002     2003      2001     2002      2003     2003

Hanfeng Power Plant        Hebei Province           1,320      528      745    2,133    2,236      (80)      605       701    2,432

Jinggangshan Power Plant   Jiangxi Province           600      540      269      587      820      (58)      (70)       61      413

Yueyang Power Plant        Hunan Province             725      399      868      795    1,045      121       (61)       78      322

Luohuang Power Plant       Chongqing Municipality   1,548      929    1,196    1,420    1,617       58         7        77      994

Yingkou Power Plant        Liaoning Province          640      640      723      813      945      (25)        7        92      526
                                                   ------   ------   ------   ------   ------   ------    ------    ------   ------

Total                                                4,833    3,036    3,801    5,748    6,663       16       488     1,009    4,687
                                                    ======   ======   ======   ======   ======   ======    ======    ======   ======


     From our discussions with the management of the Company, we understand that the Target Power Plants have experienced a positive growth trend in sales although a certain level of volatility was noted at the net profit level for the three financial years ended 31 December 2003. In particular, we note that Hanfeng Power Plant reported a net loss in 2001, which was primarily due to the fact that 2001 was its first year of commercial operation and the on-grid electricity volume and tariff were relatively low as compared with 2002 and 2003. With respect to Jinggangshan Power Plant, it reported net losses in 2001 and 2002, which were mainly due to commencement of operation of its second generation unit in August 2001 and the on-grid electricity volume for 2001 and 2002 being much lower than that of 2003. Yueyang Power Plant also reported a net loss in 2002, which was mainly attributable to the significant exchange loss suffered from its foreign currency denominated loans while the net loss reported by Yingkou Power Plant in 2001 was primarily due to high financing costs. The decrease in net profit for Luohuang Power Plant in 2002 as compared to 2001 was mainly attributable to exchange loss suffered from its foreign currency denominated loans, while the significant increase in net profit in 2003 as compared to 2002 was due to higher on-grid electricity volume.

     Further details relating to the operational and financial information of the Target Power Plants are set out under the section headed "4. Information regarding the Target Power Plants" in the "Letter from the Board" of the Circular and Appendices I to V to the Circular.

(b)  Basis of the Consideration

     The Transfer Agreements were entered into after arm's length negotiation among the Company, Huaneng Group and their respective financial advisers, and among the Company, HIPDC and their respective financial advisers, based on normal commercial terms. The total Consideration, which will be satisfied as to 50% by cash-on-hand and 50% by bank loans, was determined with reference to, inter alia, the asset appraisal report prepared by Zhongchenghua and after having considered various factors such as the market environments, the technical and operating conditions of the Target Power Plants, the earnings potential of the Target Power Plants and their ability to generate cash flow. However, given that Zhongchenghua is a qualified asset appraisal firm in the PRC which does not carry on such business in Hong Kong, we have not relied on its valuation in arriving at our opinion. In addition, we note that the Company has entered into a transfer agreement with Jiangxi Province Investment Corporation, which is not a connected person (as defined under the Hong Kong Listing Rules) of the Company, on 16 April 2004 pursuant to which the Company has agreed to acquire from Jiangxi Province Investment Corporation its 10% interest in Jinggangshan Power Plant whereby the consideration was determined in a manner consistent with the pricing principle of the Acquisition. Further details of the transfer agreement between the Company and Jiangxi Province Investment Corporation are set out under the sub-section headed "Jinggangshan Power Plant" in the "Letter from the Board" of the Circular.

     As noted under the sub-section headed "(2) Agreement for Transfer of HIPDC Interest" in the "Letter from the Board" of the Circular, Yueyang Power Plant and Luohuang Power Plant have significant amounts of overdue accounts receivable. In view of the uncertainty over the collectability of such receivables in full, a provision for doubtful debt has been made for approximately RMB379.0 million of such receivables in the accounts of Yueyang Power Plant and Luohuang Power Plant as at 31 December 2003. The net aggregate overdue receivable balance of Yueyang Power Plant and Luohuang Power Plant was approximately RMB538.5 million as at 31 December 2003. The Company and HIPDC have agreed on certain compensating arrangements whereby the consideration under the Agreement for Transfer of HIPDC Interest will be reduced by an amount equivalent to the un-collectable portion of such receivables (net of the provision already made) attributable to the interests in the relevant power plants to be acquired by the Company under the Agreement for Transfer of HIPDC Interest. Further details of these compensating arrangements are set out under the sub-section headed "(2) Agreement for Transfer of HIPDC Interest" in the "Letter from the Board" of the Circular.

     As also noted under the section headed "3. Reasons for the Acquisition and pricing factors" in the "Letter from the Board" of the Circular, the State is considering the introduction of a pilot scheme on tariff reform in the northeast region for which details are still under formulation. Accordingly, the Company is unable to ascertain the impact of the reform on the operating results of Yingkou Power Plant nor is it able to evaluate in this respect the impact of the Acquisition on the Company's future financial position and operating results.

(c)  Valuation of the Target Power Plants

     Based on the total Consideration for the Acquisition of RMB4,513 million (equivalent to approximately HK$4,258 million), together with the aggregate net debt of the Target Power Plants attributable to Huaneng Group Interest and HIPDC Interest as at 31 December 2003 (including an amount of approximately RMB1,265 million repayable to HIPDC by Yingkou Power Plant), the enterprise value ("EV") of the Target Power Plants attributable to Huaneng Group Interest and HIPDC Interest would be approximately RMB11,573 million, being the equity value (the total Consideration paid in this case) plus net debt of the Target Power Plants attributable to Huaneng Group Interest and HIPDC Interest of approximately RMB7,060 million. The source of financial information applied in conducting the ratio analysis is based on the data contained in the accountants' reports for the Target Power Plants as set out in Appendices I to V to the Circular.

We list below the multiples for the Acquisition based on the total Consideration under the Transfer Agreements:

     o an EV/earnings before interest, tax, depreciation and amortisation ("EBITDA") multiple of approximately 5.7 times, based on the EBITDA attributable to Huaneng Group Interest and HIPDC Interest for the financial year ended 31 December 2003 of approximately RMB2,029 million;

     o an EV/MW of approximately RMB3.813 million, based on the equity installed capacity of 3,036MW attributable to Huaneng Group Interest and HIPDC Interest;

     o an earnings multiple of approximately 8.7 times, based on the net profit of the Target Power Plants attributable to Huaneng Group Interest and HIPDC Interest for the financial year ended 31 December 2003 of approximately RMB516 million; and

     o a price to net asset value ratio of approximately 1.7 times, based on the aggregate net asset value ("NAV") of the Target Power Plants attributable to Huaneng Group Interest and HIPDC Interest as at 31 December 2003 of approximately RMB2,644 million.

     We have analysed the total Consideration by reviewing: (a) the trading multiples of listed companies comparable to the Target Power Plants; and (b) the transaction multiples of recent acquisitions of electricity power generation companies in the PRC.

     In assessing the fairness of the total Consideration, we are of the view that the analysis of the EV/EBITDA multiple versus those of comparable listed companies and comparable transactions is the most important and appropriate valuation benchmark. Due to its common use as a valuation benchmark in the electric power generation industry, we have also compared the EV/MW multiple of the Acquisition with those of comparable listed companies and comparable transactions. In addition, we have reviewed the price/earnings ratio and the price/NAV ratio of the Acquisition versus those of comparable listed companies and comparable transactions, for supplemental cross checking purposes.

     (i)  Comparable company analysis

          Since the revenue of the Target Power Plants is derived from their electric power generation business in the PRC, the comparable companies we have chosen are listed power companies which are primarily focused on electric power generation in the PRC. The companies which we have identified under the above selection criteria are PRC power generation companies primarily listed on the Stock Exchange, the Shanghai Stock Exchange and the Shenzhen Stock Exchange, some of which are listed on more than one stock exchange. It should be noted that the Shanghai Stock Exchange and the Shenzhen Stock Exchange are divided into the A-share and B-share markets, which are two separate markets with different regulations and restrictions. The shares traded on the A-share market can only be invested in by domestic investors and qualified foreign institutional investors (with certain trading and ownership restrictions) whereas shares traded on the B-share market are open for investment by both international and domestic investors. We consider that the trading multiples of companies traded solely on an A-share market in the PRC are not an appropriate benchmark for the Acquisition given that trading in the PRC A-share markets is highly restricted. It should also be noted that trading in the PRC B-share markets is relatively inactive and the total market capitalisation is small. Accordingly, we consider the trading multiples of the B-share electric power generation companies less comparable for our valuation purpose.

     Based on the above selection criteria, we set out in the following table the relevant ratios of the selected comparable listed companies based on their respective share prices as at the Latest Practicable Date and their latest published audited full year financial statements.

Company name                                         EV(1)/             EV(1)/     Price(2)/      Price(2)/
NAV(6)                                              EBITDA(3)           MW(4)    earnings(5)       NAV(6)
                                                                       (RMB
                                                   (Times)            (million)    (Times)        (Times)
Primary comparables
HK-listed Comparable Companies(7)
Beijing Datang Power Generation
  Co. Ltd.                                             10.0              6.894         20.4           2.4

Huadian Power International
  Corp. Ltd.                                            6.8              3.316         13.4           1.5

The Company                                             9.9              7.064         18.5           3.0

China Resources Power Holdings
 Co. Ltd. ("CR Power" )(8)                             19.3             11.842         28.7           1.9

Average                                                11.5              7.279         20.3           2.2

Average (excluding CR Power)(8)                         8.9              5.758         17.5           2.3

Secondary comparables
B-share companies
Guangdong Electric Power Development
    Co. Ltd                                             6.9              7.292         15.1           2.2
Heilongjiang Electric Power Co. Ltd                    12.9              4.431         29.2           1.8

Shenzhen Nanshan Power Station
 Co. Ltd                                                8.8              6.994         12.3           3.9

Zhejiang Southeast Electric Power
  Co. Ltd                                               8.1              6.760         22.1           2.2

Average                                                 9.2              6.369         19.7           2.5

The Acquisition                                         5.7              3.813          8.7           1.7

Sources: Bloomberg and latest published audited full year financial statements of the relevant companies available on the Latest Practicable Date

Notes:

(1) EV of a company refers to the sum of its market capitalisation as at the Latest Practicable Date and its net indebtedness as per its latest published audited full year financial statements available on the Latest Practicable Date.

(2) Price refers to the market capitalisation based on the closing price of a Hong Kong listed power company with main operations in the PRC as quoted on the Stock Exchange or the closing price of the B-shares of the relevant company on the Latest Practicable Date and the total number of shares in issue according to the relevant company's latest published annual report or interim report or announcement. For companies which also have an A-share listing, their A-share stock prices were not used in the above calculation of market capitalisations.

(3) EBITDA refers to the earnings before interest, tax, amortisation and depreciation expenses as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(4) MW refers to the net installed capacity in megawatts of the respective companies as per their latest public available information on the Latest Practicable Date.

(5) Earnings refer to net profit excluding extraordinary items as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(6) NAV refers to net asset value as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(7) HK-listed Comparable Companies refers to Hong Kong listed power companies with main operations in the PRC.

(8) CR Power is considered less comparable to the Target Power Plants than the H-share power generation companies as it is trading at significantly higher multiples, in terms of EV/EBITDA, EV/MW and price/earnings, due to the fact that CR Power has a much smaller asset base and is expected to have a much higher growth ratio after its power generation assets under construction and development have become operational in the future.

     As illustrated above, the EV/EBITDA multiple of approximately 5.7 times and price/earnings multiple of approximately 8.7 times for the Acquisition are lower than the trading multiples of all of the HK-listed Comparable Companies, representing a substantial discount to the respective averages of the HK-listed Comparable Companies (excluding CR Power). In terms of EV/MW and price/NAV, the multiples for the Acquisition are within the respective ranges of trading multiples of the HK-listed Comparable Companies and are moderately lower than the respective averages of the HK-listed Comparable Companies (excluding CR Power).

     In addition, we have compared the aforementioned acquisition multiples under the Transfer Agreements with the trading multiples of the B-share comparable companies for supplemental comparison purposes. We note that the acquisition multiples for the Acquisition are substantially lower than the respective average trading multiples of the B-share comparable companies.

(ii) Comparable transaction analysis

     Our analysis also includes research into acquisition transactions in the Chinese electric power generation sector which have taken place since the recent power industry reform started in the PRC in early 2002. In selecting the comparable transactions, we have focused on material transactions and have taken into account the availability of reliable transaction information and comparability of the power plants acquired with the Target Power Plants. The following table sets out our findings:


Comparable transaction analysis

                                                Net
                                           Installed                   EV(1)/         EV(1)/    Price(2)/       Price(2)/
Date                Seller        Buyer     capacity         Fuel   EBITDA(3)             MW   earnings(3)            NAV
                                                                        (RMB)
                                                      (MW)            (Times)       million)       (Times)        (Times)

05/06/2003(4)     Huaneng Group   The Company         570     Coal     6.8      2.890     9.7      4.8

09/05/2003(5)     China           Shandong            480     Coal     9.1      4.279    18.4      1.0
                  Huadian         International
                  Corporation     Power
                                  Development
                                  Co. Ltd.
16/11/2002(6)     Huaneng         The Company         390    Coal      4.2      1.775     7.2      3.2
                  Group

09/05/2002(7)     Huaneng         The Company       1,687   Coal       4.5      2.273     8.1      2.0
                  Group
Average                                                                6.1      2.804    10.9      2.7

The Acquisition                                                        5.7      3.813     8.7      1.7

Source: Companies' public filings available on the Latest Practicable Date

Notes:

(1) EV refers to the sum of the equity purchase consideration paid in an acquisition and the proportional net indebtedness of the target power plant(s) as at the latest audited financial year end date prior to the acquisition.

(2)  Price refers to the equity purchase consideration paid in an acquisition.

(3) EBITDA and earnings are based on the latest full year audited financials of the relevant target power plants before the acquisition took place.

(4) The Company acquired 100% of China Huaneng Group Xindian Power Plant in Shandong Province, 60% of Shanxi Huaneng Yushe Power Limited Liability Company in Shanxi Province, and 55% of Henan Huaneng Qinbei Power Generation Limited Liability Company in Henan Province.

(5) Shandong International Power Development Company Limited acquired 80% of Sichuan Guangan Power Generation Company Limited in Sichuan Province.

(6) The Company acquired 30% of Shanghai Shidongkou Power Limited Company in Shanghai and 5% of Suzhou Industrial Park Huaneng Power Limited Liability Company in Jiangsu Province.

(7) The Company acquired 70% of Shanghai Shidongkou Power Limited Company in Shanghai, 70% of Suzhou Industrial Park Huaneng Power Limited Liability Company in Jiangsu Province, 44.16% of Jiangsu Huaneng Huaiyin Power Limited Company in Jiangsu Province, and 100% of China Huaneng Group Company Zhejiang Changxing Power Plant in Zhejiang Province.

     Our review of the acquisition multiples of the above precedent transactions indicates that the EV/EBITDA, EV/MW, price/earnings and price/NAV multiples for the Acquisition are within the respective ranges of the precedent transactions. In addition, we note that the EV/EBITDA, price/earnings and price/NAV multiples for the Acquisition are lower than the respective averages of the precedent transactions. We also note that the EV/MW multiple for the Acquisition is higher than the average of the precedent transactions. We attribute the differential in the EV/MW multiple to the prevailing economic environment and conditions for each transaction, as well as plant specific operational factors such as the average life of the target power plants for each transaction. Having considered the above factors, we consider the Consideration is within an acceptable range when compared with the acquisition multiples of the precedent transactions.

     On the above basis, we consider the Consideration under the Transfer Agreements is fair and reasonable so far as the Independent Shareholders are concerned.

(d)  Conditions of the Acquisition

     Completion of the Transfer Agreements is conditional upon fulfillment of various conditions including the approval of the Acquisition by the Independent Shareholders at the EGM. Further details of the other conditions precedent to the completion of the Acquisition are set out under the section headed "2. Transfer Agreements" in the "Letter from the Board" of the Circular.

3.   Potential financial effects on the Company and its subsidiaries

     This section sets out various analyses on the potential financial effects of the transactions, which include the Acquisition and the acquisition of the 10% interest in Jinggangshan Power Plant from Jiangxi Province Investment Corporation (the "Transactions"), on the Company, which were prepared based on the audited financials of the Company and its subsidiaries for the financial year ended 31 December 2003, the accountants' reports for the Target Power Plants and the unaudited pro forma net asset statement of the Company and its subsidiaries (including the Target Power Plants) (the "Combined Company and Subsidiaries") as at 31 December 2003, further details of which are set out in Appendices I to VII to the Circular, and the information provided under the section headed "3. Reasons for the Acquisition and pricing factors" in the "Letter from the Board" of the Circular. It should be noted that the unaudited pro forma net asset statement of the Company and its subsidiaries (including the Target Power Plants) as at 31 December 2003 was prepared based on certain assumptions, further details of which are set out in Appendix VII to the Circular and, accordingly, all the figures and financial effects shown in this section are for illustrative purposes only.

     (a)  Net income

          Based on the net income of the Target Power Plants for the financial year ended 31 December 2003, further details of which are set out in Appendices I to V to the Circular, the Company is acquiring interests in the Target Power Plants for which the attributable net income of such interests for the financial year ended 31 December 2003 was approximately RMB522 million (before taking into consideration any adjustments relating to the Transactions).

     (b)  Net assets

     The pro forma net assets of the Combined Company and Subsidiaries would be approximately RMB33,955 million as at 31 December 2003, the same as the audited net assets reported by the Company and its subsidiaries (without taking into account the Transactions) as at the same date. As a result of the Transactions, the Combined Company and Subsidiaries will record positive goodwill of approximately RMB949 million, representing the excess of the total Consideration of RMB4,575 million over the estimated fair value of the underlying net assets of the Target Power Plants of approximately RMB3,626 million as at 31 December 2003. Further details relating to the pro forma net assets of the Combined Company and Subsidiaries are set out in Appendix VII to the Circular.

     (c)  Gearing

     Based on the unaudited pro forma net asset statement of the Company and its subsidiaries (including the Target Power Plants) as at 31 December 2003 as set out in Appendix VII to the Circular, the total debt of the Combined Company and Subsidiaries (without the debt of Hanfeng Power Plant, which would not be consolidated into the Company's balance sheet as it will become an associated company of the Company upon Closing) would be approximately RMB23,096 million as at 31 December 2003, compared to the total debt of approximately RMB13,796 million reported by the Company and its subsidiaries (without taking into account the Transactions) as at the same date. Net debt of the Combined Company and Subsidiaries would be approximately RMB20,934 million, compared to the net debt position of approximately RMB9,522 million of the Company and its subsidiaries (without taking into account the Transactions) as at 31 December 2003. The net gearing of the Combined Company and Subsidiaries, defined as net debt divided by net debt plus net assets plus minority interests, would be approximately 36.6% as at 31 December 2003, compared to the net gearing of approximately 21.3% for the Company and its subsidiaries (without taking into account the Transactions) as at the same date.

     We consider that the net gearing of the Combined Company and Subsidiaries is still within reasonable range when compared with other H-share power companies listed in Hong Kong, the net gearing of which ranged between approximately 36.1% and 48.5% as at 31 December 2003.

SUMMARY

     Having considered the above principal factors and reasons, we draw your attention to the following in arriving at our conclusion:

     (i) the Acquisition would enlarge the operational scale and market share of the Company in the PRC and is an important strategic move of the Company given the backdrop of deepening power reforms in the PRC;

     (ii) the multiples for the Acquisition are reasonable considering the trading multiples of companies comparable to the Target Power Plants;

     (iii) the multiples for the Acquisition are within a reasonable range of relevant and comparable precedent transactions, having considered the prevailing economic environment and conditions for each transaction, as well as plant specific operational factors; and

     (iv) as set out in more detail under the sub-section headed "Net income" above, the Company is acquiring interests in the Target Power Plants for which the attributable net income of such interests for the financial year ended 31 December 2003 was approximately RMB522 million (before taking into consideration any adjustments relating to the Transactions), and the gearing ratio of the Combined Company and Subsidiaries, after completion of the Transactions, is still within a reasonable range.

RECOMMENDATION

     Having considered all the above principal factors and reasons, we consider that (a) the Transfer Agreements are on normal commercial terms (as defined under the Hong Kong Listing Rules) and the terms of the Transfer Agreements are fair and reasonable so far as the Independent Shareholders are concerned; and
(b) entering into the Transfer Agreements is in the interest of the Company and its shareholders as a whole. Accordingly, we advise the Independent Directors to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to approve the Acquisition as detailed in the notice of the EGM which is set out on pages 197 to 202 in the Circular.

                                                   Yours very truly,
                                                 For and on behalf of
                                       N M Rothschild & Sons (Hong Kong) Limited
                                                    Liu Xiaofeng
                                                      Director

--------------------------------------------------------------------------------
             APPENDIX I      ACCOUNTANTS' REPORT OF HANFENG POWER PLANT
--------------------------------------------------------------------------------

     The following is the text of a report, prepared for the purpose of inclusion in this circular, received from the independent reporting accountants, KPMG, Certified Public Accountants, Hong Kong. As described in the section headed "Documents for inspection" in Appendix X, a copy of the following accountants' report is available for inspection.

KPMG logo omitted                                   8th Floor
                                                    Prince's Building
                                                    10 Chater Road
                                                    Hong Kong

The Directors
Huaneng Power International, Inc.


                                                    29 April 2004

Dear Sirs,

INTRODUCTION

     We set out below our report on the financial information relating to Hebei Hanfeng Power Generation Limited Liability Company ("Hanfeng Power Plant") in Sections I to VI below (the "Financial Information"), including the balance sheets of Hanfeng Power Plant as at 31 December 2001, 2002 and 2003, the statements of income, owners' equity and cash flows of Hanfeng Power Plant for each of the years in the three-year period ended 31 December 2003 (the "relevant period"), for inclusion in the shareholders' circular of Huaneng Power International, Inc. ("the Company") dated 29 April 2004 (the "Circular").

     Hanfeng Power Plant is an equity sino-foreign joint venture company established on 28 October 1996 in Hebei Province, the People's Republic of China (the "PRC") by China Huabei Power Group Company ("Huabei Power"), Hebei Construction and Investment Company ("Hebei Investment"), Hebei Power Company ("Hebei Power") and Siemens Power Development Hanfeng GmbH ("Siemens Power"). The equity interest of Hanfeng Power Plant was 30% owned by Huabei Power, 20% owned by Hebei Investment, 10% owned by Hebei Power and 40% owned by Siemens Power on the date of establishment. On 18 November 1998, Siemens Power transferred 16% equity interest in Hanfeng Power Plant to HEW Power Venture Hanfeng GmbH. In January 2003, pursuant to the restructuring of the power industry in the PRC, the 30% equity interest owned by Huabei Power and 10% equity interest owned by Hebei Power were allocated to China Huaneng Group ("Huaneng Group"), the ultimate holding company of the Company. The operating period of Hanfeng Power Plant is 25 years commencing from the date of establishment. It owns and operates two coal-fired generating units with installed capacity of 660 MW each. The two generating units commenced commercial operation in March and September 2001 respectively.

     The statutory financial statements of Hanfeng Power Plant were prepared in accordance with the applicable PRC accounting rules and regulations which have been audited by KPMG Huazhen Certified Public Accountants for the year ended 31 December 2001 and by Deloitte Touche Tohmatsu Certified Public Accountants Ltd. for the years ended 31 December 2002 and 2003.

     Pursuant to the transfer agreement entered into between the Company and Huaneng Group on 16 April 2004, as described more fully in the section headed "Transfer Agreements" in the letter from the Board contained in the Circular, the Company will acquire from Huaneng Group of its 40% equity interest in Hanfeng Power Plant.

BASIS OF PREPARATION

     The Financial Information has been prepared by the management of Hanfeng Power Plant based on the statutory financial statements of Hanfeng Power Plant to conform with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards and interpretations.

RESPONSIBILITY

     The preparation of the Financial Information, which gives a true and fair view, is the responsibility of Hanfeng Power Plant's management. In preparing the Financial Information which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

     It is our responsibility to form an independent opinion, based on our audit, on the Financial Information.

BASIS OF OPINION

     For the purpose of this report, we have audited the Financial Information of Hanfeng Power Plant for the relevant period and carried out such procedures as we considered necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants ("HKSA"). We have not audited any financial statements of Hanfeng Power Plant in respect of any period subsequent to 31 December 2003.

We conducted our audit in accordance with Statements of Auditing Standards issued by HKSA. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information. It also includes an assessment of the significant estimates and judgements made by management in the preparation of the Financial Information, and of whether the accounting policies are appropriate to Hanfang Power Plant's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information is free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of the Financial Information. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the Financial Information, for the purpose of this report and on the basis stated above, gives a true and fair view of the state of affairs of Hanfeng Power Plant as at 31 December 2001, 2002 and 2003 and of the results and cash flows of Hanfeng Power Plant for each of the years in the three-year period ended 31 December 2003 and has been properly prepared in accordance with IFRS.

I    STATEMENTS OF INCOME

                                                      Years ended 31 December

                                     Note       2001               2002              2003
                                             RMB'000            RMB'000           RMB'000
Revenue                               2      744,543          2,133,187        2,235,503
                                           ---------         ----------       -----------
Operating expenses
- Fuel                                      (242,332)          (537,758)        (579,157)

- Repairs and maintenance                    (13,785)           (20,730)         (36,896)

- Depreciation and amortisation             (242,280)          (409,906)        (414,923)

- Personnel expenses                         (51,779)           (79,639)        (127,021)

- Other operating expenses                   (59,769)          (123,694)         (81,780)
                                           ---------         ----------       -----------

Total operating expenses                    (609,945)        (1,171,727)      (1,239,777)



Operating profit                      3      134,598            961,460          995,726

Net financing costs                   4     (221,462)          (344,084)        (293,716)
                                           ---------         ----------       -----------

(Loss)/profit before taxation                (86,864)           617,376          702,010

Taxation                              5        7,014            (12,823)            (899)
                                           ---------         ----------       -----------

Net (loss)/profit                            (79,850)           604,553          701,111
                                           =========         ==========       ===========


II   BALANCE SHEETS


                                                        31 December
                                   Note          2001              2002              2003
                                              RMB'000           RMB'000           RMB'000

Non-current assets

Property, plant and equipment, net  7       7,371,449         6,924,024         6,530,080

Long-term lease prepayments         8         179,747           170,207           160,667

Deferred tax assets                 9           7,014            10,139            16,064
                                          -----------      ------------      ------------

                                            7,558,210         7,104,370         6,706,811
                                          -----------      ------------      ------------

Current assets
Inventories                        10          35,859            39,991            57,291
Trade receivables                  11         150,433           426,262           415,538
Other receivables and prepayments              13,132            37,176               830
Cash and cash equivalents          12         366,057           311,889           167,581
                                          -----------      ------------      ------------

                                              565,481           815,318           641,240
                                          -----------      ------------      ------------

Current liabilities

Accounts payables and
other liabilities                  13         586,530           285,654           160,495
Taxes payable                    5(c)          13,343            86,875            64,554
Staff welfare and bonus payable                 4,092             2,218             6,492
Short-term loans                14(a)          52,000            52,000            52,000
Current portion of long-term
 bank loans                     14(b)         532,209           562,234           582,213
                                          -----------      ------------      ------------
                                            1,188,174           988,981           865,754
                                          -----------      ------------      ------------
Net current liabilities                      (622,693)         (173,663)         (224,514)
                                          -----------      ------------      ------------

Total assets less current liabilities       6,935,517         6,930,707         6,482,297
                                          -----------      ------------      ------------

Non-current liabilities
Long-term bank loans            14(b)       4,677,305         4,227,840         3,645,458
Other long-term loans           14(c)         464,920           464,920           404,920
                                          -----------      ------------      ------------
                                            5,142,225         4,692,760         4,050,378
                                          -----------      ------------      ------------

Net assets                                  1,793,292         2,237,947         2,431,919
                                          ===========      ============      ============
Owners' equity                              1,793,292         2,237,947         2,431,919
                                          ===========      ============      ============


III  STATEMENTS OF OWNERS' EQUITY

                                                           Total owners' equity
                                                                        RMB'000

Balance as at 1 January 2001                                          1,838,941

Net loss for the year                                                   (79,850)

Contributions from owners                                                56,701

Transfer to long-term debts (note)                                      (22,500)
                                                                     -----------
Balance as at 31 December 2001                                        1,793,292

Net profit for the year                                                 604,553

Contributions from owners                                                   102

Dividends paid                                                         (160,000)
                                                                     -----------
Balance as at 31 December 2002                                        2,237,947

Net profit for the year                                                 701,111

Dividends paid                                                         (507,139)
                                                                     -----------
Balance as at 31 December 2003                                        2,431,919
                                                                     ===========

Note: Pursuant to the approval obtained from the relevant government authority, the registered capital of Hanfeng Power Plant was reduced and an amount of RMB22,500,000 was transferred to long-term debts from owners.



IV   STATEMENTS OF CASH FLOWS

                                                         Years ended 31 December

                                      Note           2001            2002           2003
                                                  RMB'000         RMB'000        RMB'000
Cash flows from operating activities   (a)           53,358       820,617     1,135,016

Cash flows from investing activities

Capital expenditure                                (281,421)     (302,974)     (149,951)

Lease prepayments                                  (186,027)         --            --

Proceeds from disposal of property,
 plant and equipment (note)                            --           7,749          --
                                                 ----------    ----------    ----------

Net cash used in investing activities              (467,448)     (295,225)     (149,951)

                                                 ----------    ----------    ----------

Cash flows from financing activities

Proceeds from loans and borrowings                  689,869        52,000        52,000
                                                 ----------    ----------    ----------

Repayments of loans and borrowings                  (20,000)     (471,662)     (674,234)

Payment of dividends                                   --        (160,000)     (507,139)

Cash contributions from owners                       56,701           102          --
                                                 ----------    ----------    ----------

Net cash from/(used in) financing activities        726,570      (579,560)   (1,129,373)
                                                 ==========    ==========    ==========

Net increase/(decrease) in cash
and cash equivalents                                312,480       (54,168)     (144,308)

Cash and cash equivalents at beginning of year       53,577       366,057       311,889
                                                 ----------    ----------    ----------

Cash and cash equivalents at
end of year                                         366,057       311,889       167,581
                                                 ==========    ==========    ==========


Note: Disposal of buildings in 2002 with a carrying amount of RMB57,510,000 represented disposal of staff quarters at cost. Deposit of RMB12,612,000 of which was received before 2000, RMB7,749,000 of which was received in 2002. In 2003, salaries and wages payable of RMB37,149,000 was withheld to settle the remaining balance of the consideration of RMB37,149,000 due from staff.

(a) Reconciliation of (loss)/profit before taxation to cash flows from operating activities



                                                                   Years ended 31 December

                                                                  2001        2002          2003
                                                               RMB'000     RMB'000       RMB'000

(Loss)/profit before taxation                                 (86,864)      617,376       702,010

Adjustments for:

Depreciation                                                  236,000       400,366       405,383

Amortisation of long-term lease prepayments                     6,280         9,540         9,540

Interest income                                                  (988)       (2,207)       (2,462)

Interest expenses                                             221,642       343,502       293,579

Unrealised exchange (gains)/losses                               (508)          222          (169)

Losses on disposal of property, plant and equipment               101         7,960         1,094

Increase in inventories                                       (35,859)       (4,132)      (17,300)

(Increase)/decrease in trade receivables                     (150,433)     (275,829)       10,724

(Increase)/decrease in other receivables and prepayments      (11,251)       13,105        36,346

Increase in accounts payables and other liabilities            37,395        13,289        19,990

Increase/(decrease) in taxes payable                           13,343        57,584       (29,145)

Increase/(decrease) in staff welfare and bonus payable          4,092        (1,874)        4,274

                                                           ----------    ----------    ----------
Cash generated from operations                                232,950     1,178,902     1,433,864

Interest received                                                 988         2,207         2,462

Interest paid                                                (180,580)     (360,492)     (301,310)
                                                           ----------    ----------    ----------

Cash flows from operating activities                           53,358       820,617     1,135,016
                                                           ==========    ==========    ==========


V    NOTES TO THE FINANCIAL INFORMATION

1    Principal accounting policies

     (a)    Statement of compliance

     The Financial Information has been prepared in accordance with IFRS promulgated by the International Accounting Standards Board and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

     IFRS includes International Accounting Standards ("IAS") and
     Interpretations.

     The measurement basis used in the preparation of the Financial Information is historical cost.

     The preparation of the Financial Information in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The accounting policies described below have been consistently applied by Hanfeng Power Plant during the relevant period.

(b)  Property, plant and equipment and depreciation

     Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 1(d)). The cost of property, plant and equipment constructed by Hanfeng Power Plant includes the cost of materials, direct labour, directly attributable costs of bringing the asset to working condition and location for its intended use, and the cost of borrowed funds used during construction.

     Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

     Depreciation is provided to write off the cost of property, plant and equipment on a straight line basis over their respective estimated useful lives of the assets. The rates of depreciation used are based on the following estimated useful lives:

Buildings                                                    8-20 years

Generators and related machinery and equipment               6-20 years

Motor vehicles, furniture, fixtures, equipment and others    4-18 years

(c)  Construction in progress

     Construction in progress is stated at cost less impairment losses (see note 1(d)). Cost comprises construction expenditure, including interest costs incurred during the construction period, the cost of related equipment, direct labour and other directly attributable costs.

     Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. In respect of a generating unit, it is considered to be substantially ready for its intended use when the trial run period ends.

(d)  Impairment

     The carrying amounts of property, plant and equipment, and construction in progress are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

     (i)  Calculation of recoverable amount

          The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

     (ii) Reversal of impairment

          An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

          An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised.

(e)  Long-term lease prepayments

     Long-term lease prepayments represent fees for land use rights paid to the PRC land bureau. Land use rights are carried at cost and amortised on a straight-line basis over Hanfeng Power Plant's operating period of 25 years.

(f)  Inventories

     Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by Hanfeng Power Plant, are stated at cost, less provision for obsolescence. Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of inventories is calculated on the weighted average basis.

(g)  Trade and other receivables

     Trade and other receivables are stated at their cost less allowance for any amounts expected to be irrecoverable. An allowance is provided for based upon the evaluation of the recoverability of these accounts at the balance sheet date.

(h)  Cash and cash equivalents

     Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short term, highly liquid investments that are readily convertible into known amounts of cash, which are subject to an insignificant risk of changes in value, and maturing within three months at acquisition.

(i)  Interest-bearing borrowings

     Interest-bearing borrowings are recognised initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(j)  Provisions and contingent liabilities

     Provisions are recognised for liabilities of uncertain timing or amount when Hanfeng Power Plant has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

     Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(k)  Revenue recognition

     Electricity income is recognised when electricity is supplied to the provincial power grid company.

(l)  Major overhauls, repairs and maintenance

     Expenditure on major overhauls, repairs and maintenance is charged to the income statement as it is incurred.

(m)  Borrowing costs

     Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(n)  Translation of foreign currencies

     Foreign currency transactions are translated into Renminbi yuan at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi yuan at the rates ruling at the balance sheet date. Foreign currency translation differences relating to the funds borrowed to finance construction in progress, to the extent that they are regarded as an adjustment to interest costs, are capitalised during the construction period. All other exchange differences are dealt with in the income statement.

(o)  Taxation

     Income tax on the profit or loss comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

     Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

     Deferred tax is provided, using the balance sheet liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not provided. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

     A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(p)  Retirement plan

     Hanfeng Power Plant is required to make contributions to a retirement plan operated by the State at a rate of 20% of the staff salaries during the relevant period. A member of the plan is entitled to receive from the State a pension equal to a fixed proportion of his or her salary prevailing at the retirement date. In addition, Hanfeng Power Plant participates in a defined contribution retirement plan, which is also operated by the State, and makes contributions to this plan at RMB6/per month/per staff times the number of years of service with Hanfeng Power Plant to supplement the above-mentioned plan. Hanfeng Power Plant has no obligation to make payments in respect of pension benefits associated with these plans other than the annual contributions described above.

(q)  Related parties

     For the purposes of the Financial Information, parties are considered to be related to Hanfeng Power Plant if Hanfeng Power Plant has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where Hanfeng Power Plant and the party are subject to common control or common significant influence.

(r)  Dividends

     Dividends are recognised as a liability in the period in which they are declared.

(s)  Segment reporting

     A business segment is a distinguishable component of Hanfeng Power Plant that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, Hanfeng Power Plant has one operating segment, which is the generation and sale of electricity. All the operating activities of Hanfeng Power Plant are carried out in the PRC.

2    Revenue

     Revenue represents the sale of electricity by Hanfeng Power Plant to provincial power grid company, Hebei Power, net of value added tax ("VAT").

3

Operating profit

Operating profit is arrived at after charging:


                                                       Years ended 31 December
                                                        2001      2002      2003
                                                     RMB'000   RMB'000   RMB'000

Depreciation of property, plant and equipment        236,000   400,366   405,383

Amortisation of long-term lease prepayments            6,280     9,540     9,540

Cost of inventories                                  280,091   594,571   644,840

Contribution to retirement plans                       6,819    10,699    11,713

Auditors' remuneration                                   340       277       387
                                                   =========  ========  ========
4    Net financing costs

                                                         Years ended 31 December
                                                       2001         2002        2003
                                                    RMB'000      RMB'000     RMB'000
Interest on bank loans and other borrowings
repayable within five years                         321,757      312,373     264,523

Interest on other loans                              30,879       31,129      29,056

Less: Interest expenses capitalised                (130,994)        --          --
                                                   --------     --------    --------

Net interest expense                                221,642      343,502     293,579

Interest income                                        (988)      (2,207)     (2,462)

Exchange losses                                         135          727         506

Others                                                  673        2,062       2,093
                                                   --------     --------    --------

                                                    221,462      344,084     293,716
                                                   ========     ========    ========

Interest rate per annum at which borrowing costs
were capitalised for construction in progress          6.34%        --          --
                                                   ========     ========    ========


5    Taxation

     (a)  Taxation in the statements of income comprises:

                                                  Years ended 31 December

                                                2001        2002       2003
                                             RMB'000     RMB'000    RMB'000

Provision for PRC income tax                    --      (15,948)   (22,772)

Deferred taxation (note 9)                     7,014      3,125      5,925
                                             -------    -------    -------

                                               7,014    (12,823)   (16,847)

Tax exempted in relation to PRC income tax
provided in prior year                          --         --       15,948
                                             -------    -------    -------

Tax credit/(expense)                           7,014    (12,823)      (899)
                                             =======    =======    =======


     According to the notice Guo Shui Han [2001] 171 issued by the State Administration of Taxation, the applicable PRC income tax rate applicable to Hanfeng Power Plant is 15%. Further, according to the approval obtained from the state tax bureau of Hebei Province, Hanfeng Power Plant is exempted from PRC income tax for two years starting from the first profit-making year, after deduction of accumulated tax losses brought forward, followed by a 50% reduction of the applicable tax rate for the next three years. The first profit-making year of Hanfeng Power Plant is 2002.

     In addition, Hanfeng Power Plant is subject to local income tax at a rate of 3%.

     No provision for PRC income tax in 2001 has been made as there was no assessable profits in that year. In 2002 and 2003, the provision for PRC income tax has been made at a rate of 3%. According to the approval obtained from the state and local tax bureaux of Hebei Province on 19 June 2003, the local income tax of 2002 was exempted, which was adjusted in 2003 accordingly. It is uncertain whether such exemption will be available for 2003 or subsequent years.

     (b)  Reconciliation of effective tax rate:

                                                               Years ended 31 December
                                                              2001        2002        2003
                                                           RMB'000     RMB'000     RMB'000

(Loss)/profit before taxation                              (86,864)    617,376     702,010
                                                           -------     -------     -------
Expected PRC income tax expense at applicable tax rates       --       (18,522)    (21,060)

Effect of tax losses                                         3,025      (3,025)       --

Others                                                       3,989       8,724       4,213
                                                           -------     -------     -------
                                                             7,014     (12,823)    (16,847)
                                                           =======     =======     =======


     (c)  Taxes payable in the balance sheets represents:


                                                            31 December
                                                     2001        2002       2003
                                                  RMB'000     RMB'000    RMB'000

Provision for PRC income tax for the year             --       15,948     22,772
                                                    ------     ------     ------
Taxes payable other than PRC income tax             13,343     70,927     41,782

                                                    13,343     86,875     64,554
                                                    ======     ======     ======

Taxes payable other than PRC income tax
 mainly represent VAT payable.

6    Emoluments of directors and senior management

     (a)  Directors' emoluments

          Details of emoluments paid to directors are as follows:

                                                       Years ended 31 December
                                                        2001      2002      2003
                                                     RMB'000   RMB'000   RMB'000

Salaries, allowances and benefits in kind                400     1,334       876

Retirement benefits                                       63        81        70
                                                       -----     -----     -----
                                                         463     1,415       946
                                                       =====     =====     =====


     (b)  Senior management's emoluments

          Details of emoluments paid to the five highest paid individuals are as follows:

                                                       Years ended 31 December
                                                        2001      2002      2003
                                                     RMB'000   RMB'000   RMB'000

Salaries, allowances and benefits in kind                621     2,032     1,601

Retirement benefits                                      109       175       157
                                                       -----     -----     -----
                                                         730     2,207     1,758
                                                       =====     =====     =====

     An analysis of emoluments paid to the five highest paid individuals by number of individuals and emoluments range is as follows:

                                                     Years ended 31 December
                                                    2001       2002       2003

RMB Nil -- RMB1,000,000                                5           5           5
                                                  ======      ======      ======

There was no arrangement under which an employee waived any remuneration during the relevant period.


7    Property, plant and equipment, net

                                                                                     motors
                                                              Generators          vehicles,
                                                             and related        furnitures,
                                                              Machinery            fixtures
                                                                    and           equipment      Construction
                                           Buildings          Equipment          and others       in progress         Total
                                             RMB'000            RMB'000             RMB'000           RMB'000       RMB'000
Cost:

Balance at 1 January 2001                         --                   --              2,825        7,060,531        7,063,356

Additions                                         --                    710            6,834          536,650          544,194

Transferred from construction
in progress                                  1,812,907            5,725,769           58,505       (7,597,181)            --

Disposals                                         --                   --               (101)            --               (101)
                                            ----------           ----------       ----------       ----------       ----------

Balance at 31 December 2001                  1,812,907            5,726,479           68,063             --          7,607,449
                                            ----------           ----------       ----------       ----------       ----------

Accumulated depreciation:

Charge for the year                            (63,706)              (6,084)            --           (236,000)
                                            ----------           ----------       ----------       ----------       ----------

Balance at 31 December 2001                    (63,706)            (166,210)          (6,084)            --           (236,000)
                                            ----------           ----------       ----------       ----------       ----------

Net book value at
31 December 2001                             1,749,201            5,560,269           61,979             --          7,371,449
                                            ==========           ==========       ==========       ==========       ==========


                                                                                     motors
                                                             Generators           vehicles,
                                                            and related         furnitures,
                                                              Machinery            fixtures
                                                                    and           equipment
                                           Buildings          Equipment          and others               Total
                                             RMB'000            RMB'000             RMB'000             RMB'000

Cost:

Balance at 1 January 2002                  1,812,907           5,726,479              68,063           7,607,449

Additions                                       --                11,217               7,194              18,411

Disposals                                    (57,510)               --                (7,960)            (65,470)
                                          ----------          ----------          ----------          ----------

Balance at 31 December 2002                1,755,397           5,737,696              67,297           7,560,390
                                          ----------          ----------          ----------          ----------

Accumulated depreciation:

Balance at 1 January 2002                    (63,706)           (166,210)             (6,084)           (236,000)

Charge for the year                          (88,490)           (303,262)             (8,614)           (400,366)
                                          ----------          ----------          ----------          ----------

Balance at 31 December 2002                 (152,196)           (469,472)            (14,698)           (636,366)
                                          ----------          ----------          ----------          ----------

Net book value at 31 December 2002         1,603,201           5,268,224              52,599           6,924,024
                                          ==========          ==========          ==========          ==========
Cost:

Balance at 1 January 2003                  1,755,397           5,737,696              67,297           7,560,390
                                          ----------          ----------          ----------          ----------
Additions                                       --                 6,643               5,890              12,533

Disposals                                       --                  --                (1,957)             (1,957)
                                          ----------          ----------          ----------          ----------

Balance at 31 December 2003                1,755,397           5,744,339              71,230           7,570,966
                                          ----------          ----------          ----------          ----------
Accumulated depreciation:

Balance at 1 January 2003                   (152,196)           (469,472)            (14,698)           (636,366)

Charge for the year                          (88,490)           (307,280)             (9,613)           (405,383)

Reversal upon disposal                          --                  --                   863                 863
                                          ----------          ----------          ----------          ----------

Balance at 31 December 2003                 (240,686)           (776,752)            (23,448)         (1,040,886)
                                          ----------          ----------          ----------          ----------

Net book value at 31 December 2003         1,514,711           4,967,587              47,782           6,530,080
                                          ==========          ==========          ==========          ==========


All of Henfeng Power Plant's buildings are located in the PRC.


8    Long-term lease prepayments

     Long-term lease prepayments represent fees for land use rights paid to the PRC land bureau. It is amortised over Hanfeng Power Plant's operating period of 25 years.

     Long-term lease prepayments with carrying amount of RMB91 million, RMB86 million and RMB81 million as at 31 December 2001, 2002 and 2003, respectively was pledged to secure certain bank loans (note 14).


9    Deferred tax assets

     Deferred tax assets are attributable to the items set out below:

                                                            31 December
                                                     2001        2002      2003
                                                  RMB'000     RMB'000   RMB'000

Training fee and pre-operating expenses              3,989      3,989      3,989

Property, plant and equipment                         --        6,150     12,075

Tax losses                                           3,025       --         --
                                                    ------     ------     ------

Deferred tax assets                                  7,014     10,139     16,064
                                                    ======     ======     ======

Movements in temporary differences for the three years ended 31 December 2001, 2002 and 2003 are as follows:

                                        Balance at   Recognised in    Balance at
                                        1 January     statement of   31 December
                                             2001           income          2001
                                          RMB'000          RMB'000       RMB'000

Training fee and pre-operating expenses        --           3,989         3,989

Tax losses                                     --           3,025         3,025
                                         --------         -------        ------

Deferred tax assets                            --           7,014         7,014
                                         ========         =======        ======
                                                      note 5(a))


                                        Balance at   Recognised in    Balance at
                                        1 January     statement of   31 December
                                             2002           income          2002
                                          RMB'000          RMB'000       RMB'000


Training fee and pre-operating expenses     3,989               --       3,989

Property, plant and equipment                  --            6,150       6,150

Tax losses                                  3,025           (3,025)         --
                                          --------         --------     -------

Deferred tax assets                         7,014            3,125      10,139
                                          ========         ========     =======
                                                      (note 5(a))



                                        Balance at   Recognised in    Balance at
                                        1 January     statement of   31 December
                                             2003           income          2003
                                          RMB'000          RMB'000       RMB'000

Training fee and pre-operating expenses     3,989               --       3,989

Property, plant and equipment               6,150            5,925      12,075
                                          --------         --------     -------

Deferred tax assets                        10,139            5,925      16,064
                                          ========         ========     =======
                                                       (note 5(a))



10   Inventories

                                                        31 December
                                             2001             2002          2003
                                          RMB'000          RMB'000       RMB'000

        Coal                               14,713            15,525     23,131
        Fuel oil                            9,407             5,787      3,669
        Materials, components
        and spare parts                    11,739            18,679     30,491
                                          --------         --------     -------

                                           35,859            39,991     57,291
                                          ========         ========     =======


11    Trade receivables

      The balance of trade receivables as at 31 December 2001, 2002 and 2003 was due from Hebei Power and was current. Hanfeng Power Plant usually grants one month credit period to Hebei Power from the end of the month in which the sales are made.

12    Cash and cash equivalents

                                                        31 December
                                                 2001         2002         2003
                                              RMB'000      RMB'000      RMB'000

Cash at bank and in hand                      250,185      311,889     167,581

Time deposits with maturity within 3 months   115,872           --          --
                                             --------      --------    --------

                                              366,057      311,889     167,581
                                             ========      ========    =======


13    Accounts payables and other liabilities

                                                       31 December
                                                 2001         2002          2003
                                              RMB'000      RMB'000       RMB'000

      Accounts payables                        42,525       40,532       58,540

      Payables for construction projects      463,915      179,352       41,934

      Other payables                           80,090       65,770       60,021
                                             --------      --------    --------

                                              586,530      285,654      160,495
                                             ========      ========    =======

Ageing analysis of accounts payables is as follows:

                                                       31 December
                                                 2001         2002          2003
                                              RMB'000      RMB'000       RMB'000

      Due within 1 month or on demand          36,299       35,865       55,610

      Due after 1 month but within 3 months     6,226        4,667        2,930
                                             --------      --------    --------

                                               42,525       40,532       58,540
                                             ========      ========    =======


14    Interest bearing loans and borrowings

      The following provides information about the contractual terms of Hanfeng Power Plant's interest bearing loans and borrowings:

(a)   Short-term loans

                                                       31 December
                                                 2001         2002          2003
                                              RMB'000      RMB'000       RMB'000

      Loan from Hebei Investment               20,000       20,000       20,000

      Loan from Hebei Power                    32,000       32,000       32,000
                                             --------      --------    --------

      Total                                    52,000       52,000       52,000
                                             ========      ========    =======

      The weighted average interest rate of the short-term debts was 5.85%, 5.31% and 4.78% as at 31 December 2001, 2002 and 2003, respectively.

      (b) Long-term bank loans

                                                                                            31 December
                                          Interest rate and final maturity            2001          2002          2003
                                                                                   RMB'000       RMB'000       RMB'000

Bank loans - Renminbi denominated         Floating interest rate at 5.18% per
                                          annum as at 31 December 2003 with
                                          maturities through 2012                 2,409,000     2,169,000     1,899,000

Bank loans: US dollars denominated        Fixed interest rate at 7.30% per
                                          annum with maturities through 2013      2,121,672     1,993,150     1,793,467

Bank loans: US dollars denominated        Floating interest rate at 2.47% per
                                          annum as at 31 December 2003 with
                                          maturities through 2009                   678,842       627,924       535,204

Total long-term bank loans                                                        5,209,514     4,790,074     4,227,671

Less: current portion                                                              (532,209)     (562,234)     (582,213)
                                                                                  ---------     ---------      ---------

Non-current portion                                                               4,677,305     4,227,840      3,645,458
                                                                                  =========     =========      =========

      Certain long-term bank loans were secured over Hanfeng Power Plant's long-term lease prepayments with a carrying amount of RMB91 million, RMB86 million and RMB81 million as at 31 December 2001, 2002 and 2003, respectively.

(c)   Other long-term loans

                                                                                            31 December
                                          Interest rate and final maturity            2001          2002          2003
                                                                                   RMB'000       RMB'000       RMB'000

Hebei Investment                          Floating interest rate at 5.76% per
                                          annum as at 31 December 2003 with
                                          maturities through 2010                   449,920       449,920       389,920

Hebei Power                               Floating interest rate at 5.76% per
                                          annum as at 31 December 2003 with
                                          maturity through 2005                      15,000        15,000        15,000
                                                                                  ---------     ---------      ---------

                                                                                    464,920       464,920       404,920
                                                                                  =========     =========      =========

      The aggregate maturities of Hanfeng Power Plant's long-term bank loans and other long-term loans subsequent to 31 December 2003 are as follows:

                                                                    RMB'000

      2004                                                          582,213

      2005                                                          617,213

      2006                                                          613,713

      2007                                                          652,213

      2008                                                          659,813

      Thereafter                                                  1,507,426
                                                                  ---------
      Total                                                       4,632,591
                                                                  =========


15    Concentration of risks

      (a)  Credit and concentration risk

           The carrying amounts of cash and cash equivalents, trade receivables, other receivables and prepayments represent Hanfeng Power Plant's maximum exposure to credit risk in relation to financial assets. Hanfeng Power Plant sells the electricity generated to its sole customer, Heibei Power.

           Substantially all of Hanfeng Power Plant's cash and cash equivalents are deposited with the four largest state-owned banks of the PRC.

           Hanfeng Power Plant does not have concentrations of available sources of labour, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact their operations.

      (b)  Interest rate risk

           The interest rates and terms of repayment of the outstanding loans and borrowings of Hanfeng Power Plant are disclosed in note 14.

      (c)  Currency risk

           Hanfeng Power Plant has foreign currency risk as a portion of its interest-bearing loans and borrowings are denominated in foreign currency, principally in US dollars, as described in note 14. Fluctuation of exchange rates of Renminbi against US dollars could affect Hanfeng Power Plant's results of operations.


16    Related party transactions

      The principal related party transactions with related parties, which were carried out in the ordinary course of business, are as follows:

                                                 Years ended 31 December
       Transaction                Note            2001        2002        2003
                                               RMB'000     RMB'000     RMB'000

       Interests on loans           a           30,879      31,129      26,649

       Sale of electricity          b          744,543   2,133,187          --

Notes:

         (a) This represents interest incurred on loans from Hebei Investment and Hebei Power. Details of loans from Hebei Investment and Hebei Power are disclosed in note 14.

         (b) This represents sale of electricity by Hanfeng Power Plant to Hebei Power. Pursuant to the restructuring of the power industry in the PRC, Hebei Power transferred all its equity interest in Hanfeng Power Plant to Huaneng Group in January 2003, and therefore, Hebei Power is no longer a related party of Hanfeng Power Plant from January 2003.

17    Fair values of financial instruments

      Financial assets of Hanfeng Power Plant include cash and cash equivalents, trade receivables, and other receivables and prepayments. Financial liabilities of Hanfeng Power Plant include interest-bearing loans and borrowings, accounts payables and other liabilities, taxes payable and staff welfare and bonus payables. Hanfeng Power Plant does not hold nor issue financial instruments for trading purposes.

      The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS 39. Fair value estimates, methods and assumptions, set forth below for Hanfeng Power Plant's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Financial Information. The estimated fair value amounts have been determined by Hanfeng Power Plant using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Hanfeng Power Plant could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

      The following summarises the major methods and assumptions used in estimating the fair values of Hangfeng Power Plant's financial instruments.

      The carrying amounts of cash and cash equivalents, trade receivables, other receivables and prepayments, short-term interest-bearing loans and borrowings, accounts payables and other liabilities, taxes payable and staff welfare and bonus payable approximate to fair value due to the short-term maturity of these instruments.

      The estimated fair value of long-term debts, including current portion of long-term debts, was RMB2,591 million, RMB2,384 million and RMB2,170 million as at 31 December 2001, 2002 and 2003, respectively. The fair value of long-term debt is determined by discounting the stream of future payments of interest and principal at the interest rates available to Hanfeng Power Plant for similar indebtedness. The book value of these long-term debts was RMB2,121 million, RMB1,993 million and RMB1,793 million as at 31 December 2001, 2002 and 2003, respectively.

18    Distributable reserve

      The distributable reserve of Hanfeng Power Plant as at 31 December 2003 was RMB446 million, before taking into account 2003 final dividend (note 19), which was determined under the applicable PRC accounting rules and regulations.

19    Post balance sheet event

      Pursuant to a resolution passed at the directors' meeting held on 20 April 2004, a final dividend of RMB445,966,265 will be payable to owners in accordance with their respective percentage of equity interest in Hanfeng Power Plant.


VI    SUBSEQUENT FINANCIAL STATEMENTS

      No audited financial statements have been prepared by Hanfeng Power Plant in respect of any period subsequent to 31 December 2003.

                                                       Yours faithfully
                                                             KPMG
                                                  Certified Public Accountants
                                                        Hong Kong, China

-------------------------------------------------------------------------------
APPENDIX II       ACCOUNTANTS' REPORT OF JINGGANGSHAN POWER PLANT
-------------------------------------------------------------------------------

      The following is the text of a report, prepared for the purpose of inclusion in this circular, received from the independent reporting accountants, KPMG, Certified Public Accountants, Hong Kong. As described in the section headed "Documents for inspection" in Appendix X, a copy of the following accountants' report is available for inspection.

KPMG LOGO omitted                                            8th Floor
                                                             Prince's Building
                                                             10 Chater Road
                                                             Hong Kong

The Directors
Huaneng Power International, Inc.

                                                             29 April 2004

Dear Sirs,

INTRODUCTION

      We set out below our report on the financial information relating to Jinggangshan Huaneng Power Generation Limited Liability Company ("Jinggangshan Power Plant") in Sections I to VII below (the "Financial Information"), including the balance sheets of Jinggangshan Power Plant as at 31 December 2001, 2002 and 2003, the statements of income, owners' equity and cash flows of Jinggangshan Power Plant for each of the years in the three-year period ended 31 December 2003 (the "relevant period"), for inclusion in the shareholders' circular of Huaneng Power International, Inc. ("the Company") dated 29 April 2004 (the "Circular").

      Jinggangshan Power Plant was established by China Huaneng Group ("Huaneng Group"), Huazhong Power Group Company ("Huazhong Power"), Jiangxi Province Power Company ("Jiangxi Power") and Jiangxi Province Investment Corporation ("Jiangxi Investment") in Jiangxi Province, the People's Republic of China (the "PRC") as a limited liability company in March 1996. The equity interest of Jinggangshan Power Plant was 45% owned by Huaneng Group, 35% owned by Huazhong Power, 5% owned by Jiangxi Power and 15% owned by Jiangxi Investment on the date of establishment. After a series of equity interest transfers, Jinggangshan Power Plant was 60% owned by Huaneng Group, 30% owned by Jiangxi Power and 10% owned by Jiangxi Investment in December 1998. Pursuant to the restructuring plan of the power industry in the PRC, the 30% equity interest in Jinggangshan Power Plant owned by Jiangxi Power was allocated to Huaneng Group in January 2003. Jinggangshan Power Plant owns and operates two coal-fired generating units with installed capacity of 300 MW each. The two generating units commenced commercial operation in December 2000 and August 2001 respectively.

      The statutory financial statements of Jinggangshan Power Plant were prepared in accordance with the applicable PRC accounting rules and regulations which have been audited by Huajian Certified Public Accountants Company Limited ("") during the relevant period.

      Pursuant to the transfer agreement entered into between the Company and Huaneng Group on 16 April 2004, as described more fully in the section headed "Transfer Agreements" in the letter from the Board contained in the Circular, the Company will acquire from Huaneng Group of its 90% equity interest in Jinggangshan Power Plant. In addition, the Company will acquire from Jiangxi Investment of its 10% equity interest in Jinggangshan Power Plant.

BASIS OF PREPARATION

      The Financial Information has been prepared by the management of Jinggangshan Power Plant based on the statutory financial statements of Jinggangshan Power Plant to conform with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards and interpretations.

RESPONSIBILITY

      The preparation of the Financial Information, which gives a true and fair view, is the responsibility of Jinggangshan Power Plant's management. In preparing the Financial Information which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

      It is our responsibility to form an independent opinion, based on our audit, on the Financial Information.

BASIS OF OPINION

      For the purpose of this report we have audited the Financial Information of Jinggangshan Power Plant for the relevant period and carried out such procedures as we considered necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants ("HKSA"). We have not audited any financial statements of Jinggangshan Power Plant in respect of any period subsequent to 31 December 2003.

      We conducted our audit in accordance with Statements of Auditing Standards issued by HKSA. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information. It also includes an assessment of the significant estimates and judgements made by management in the preparation of the Financial Information, and of whether the accounting policies are appropriate to Jinggangshan Power Plant's circumstances, consistently applied and adequately disclosed.

      We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information is free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of the Financial Information. We believe that our audit provides a reasonable basis for our opinion.

OPINION

      In our opinion, the Financial Information, for the purpose of this report and on the basis stated above, gives a true and fair view of the state of affairs of Jinggangshan Power Plant as at 31 December 2001, 2002 and 2003 and of the results and cash flows of Jinggangshan Power Plant for each of the years in the three-year period ended 31 December 2003 and has been properly prepared in accordance with IFRS.

I     STATEMENTS OF INCOME

                                                   Years ended 31 December

                                      Note       2001        2002          2003
                                              RMB'000     RMB'000       RMB'000

Revenue                                 2     269,022     586,599       820,152
                                              .......     .......       ........

Operating expenses
  - Fuel                                     (121,785)   (267,651)     (383,744)

  - Repairs and maintenance                    (4,315)    (16,347)      (24,148)

  - Depreciation                             (112,177)   (157,004)     (157,968)

  - Personnel expenses                       (10,145)     (13,754)      (18,450)

  - Losses on disposal of assets        3         --      (61,972)           --

  - Other operating expenses                  (24,518)    (40,363)      (48,283)
                                             --------    --------      --------

Total operating expenses                     (272,940)   (557,091)     (632,593)
                                             ........    ........      ........
                                             --------    --------      --------

Operating (loss)/profit                 4      (3,918)     29,508       187,559

Net financing costs                     5     (79,553)   (103,409)      (93,396)

(Loss)/profit before taxation                 (83,471)    (73,901)       94,163

Taxation                                6      25,385       3,666       (33,308)
                                             --------    --------      --------

Net (loss)/profit                             (58,086)    (70,235)       60,855
                                             ========    ========      ========

II    BALANCE SHEETS

                                                    Years ended 31 December

                                      Note       2001        2002          2003
                                              RMB'000     RMB'000       RMB'000

Non-current assets

Property, plant and equipment, net      8   2,233,287   2,074,093     1,923,456

Long-term investment                              500         500           500

Deferred tax assets                     9      35,876      39,542            --
                                            ---------   ---------     ---------

                                            2,269,663   2,114,135     1,923,956
                                            .........   .........     .........

Current assets

Inventories                            10      22,326      41,167        38,015

Trade receivables                      11      55,760      89,440       142,294

Other receivables and prepayments               9,151      16,777        16,819

Cash and cash equivalents              12     218,562      50,742        58,121
                                            ---------   ---------     ---------

                                              305,799     198,126       255,249
                                            .........   .........     .........

Current liabilities

Accounts payables and
  other liabilities                    13     311,096     125,399        40,591

Taxes payable                         6(c)     10,978      32,747        55,774

Amount due to Huaneng Group            14          --          --         6,000

Staff welfare and bonus payable                52,683      53,070        55,505

Short-term loans                     15(a)         --     300,000       320,000

Current portion of long-term
loans from Huaneng Group             15(b)    400,000          --            --

Current portion of long-term
  bank loans                         15(c)    132,053     154,288       164,975
                                            ---------   ---------     ---------

                                              906,810     665,504       642,845
                                            .........   .........     .........
                                            ---------   ---------     ---------

Net current liabilities                      (601,011)   (467,378)     (387,596)
                                            .........   .........     .........
                                            ---------   ---------     ---------

Total assets less current liabilities       1,668,652   1,646,757     1,536,360
                                            ---------   ---------     ---------

Non-current liabilities

Long-term bank loans                 15(c)  1,241,000   1,286,000      1,123,000
                                            .........   .........     .........
                                            ---------   ---------     ---------

Net assets                                    427,652     360,757       413,360
                                            =========   =========      =========

Owners' equity                                427,652     360,757       413,360
                                            =========   =========      =========



III   STATEMENTS OF OWNERS' EQUITY

                                                           Total owners'equity

                                               Note                   RMB'000

Balance as at 1 January 2001                                          449,038

Net loss for the year                                                 (58,086)

Contributions from owners                                              36,700

Balance as at 31 December 2001                                        427,652

Net loss for the year                                                 (70,235)

Contributions from owners                                               3,340
                                                                     --------

Balance as at 31 December 2002                                        360,757

Net profit for the year                                                60,855

Deferred tax assets eliminated                  9                      (8,252)
                                                                     --------

Balance as at 31 December 2003                                        413,360
                                                                     ========



IV    STATEMENTS OF CASH FLOWS

                                                   Years ended 31 December

                                      Note       2001        2002          2003
                                              RMB'000     RMB'000       RMB'000

Cash flows from operating activities   (a)    (51,884)    130,751       211,663
                                            .........    ........      ........

Cash flows from investing activities

Capital expenditure                          (294,588)   (273,976)      (72,189)

Proceeds from disposal of property,
  plant and equipment                              --       4,830           218
                                            ---------    --------      --------

Net cash used in investing activities        (294,588)   (269,146)      (71,971)
                                            .........    ........      ........

Cash flows from financing activities

Proceeds from capital contribution             36,700       3,340            --

Proceeds from loans and borrowings            174,053     502,288       321,975

Repayments of loans and borrowings           (102,931)   (535,053)     (454,288)
                                            ---------    --------      --------

Net cash from/(used in)
  financing activities                        107,822     (29,425)     (132,313)
                                            .........    ........      ........
                                            ---------    --------      --------

Net (decrease)/increase in cash
  and cash equivalents                       (238,650)   (167,820)        7,379

Cash and cash equivalents at
  beginning of year                           457,212     218,562        50,742
                                            ---------    --------      --------

Cash and cash equivalents at
  end of year                                 218,562      50,742        58,121
                                            =========    ========      ========



     (a) Reconciliation of (loss)/profit before taxation to cash flows from operating activities

                                                   Years ended 31 December

                                                 2001        2002          2003
                                              RMB'000     RMB'000       RMB'000


(Loss)/profit before taxation                 (83,471)    (73,901)       94,163

Adjustments for:

  Depreciation                                112,177     157,004       157,968

  Interest income                              (4,408)     (1,199)         (562)

  Interest expenses                            83,961     104,604        93,920

  Losses on disposal of property,
    plant and equipment                            --      61,972           609

  (Increase)/decrease in inventories          (22,197)    (18,841)        3,152

  Increase in trade receivables               (50,535)    (33,680)      (52,854)

  Decrease/(increase) in other
    receivables and prepayments                49,640      (7,626)          (42)

  (Decrease)/increase in accounts
    payables and other liabilities            (83,027)     23,667       (20,777)

  Increase in taxes payable                    11,078      21,769        21,009

  Increase in amount due to Huaneng Group          --          --         6,000

  Increase in staff welfare and
    bonus payable                              52,127         387         2,435
                                             --------    --------       -------

Cash generated from operations                 65,345     234,156       305,021

  Interest received                             4,408       1,199           562

  Interest paid                              (121,637)   (104,604)      (93,920)
                                             --------    --------       -------

Cash flows from operating activities          (51,884)    130,751       211,663
                                             ========    ========       =======



V     NOTES TO THE FINANCIAL INFORMATION

      1   Principal accounting policies

          (a)  Statement of compliance

               The Financial Information has been prepared in accordance with IFRS promulgated by the International Accounting Standards Board and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

               IFRS includes International Accounting Standards ("IAS") and Interpretations.

               The measurement basis used in the preparation of the Financial Information is historical cost.

               The preparation of the Financial Information in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               The accounting policies described below have been consistently applied by Jinggangshan Power Plant during the relevant period.

         (b)   Property, plant and equipment and depreciation

               Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 1(d)). The cost of property, plant and equipment constructed by Jinggangshan Power Plant includes the cost of materials, direct labour, directly attributable costs of bringing the asset to working condition and location for its intended use, and the cost of borrowed funds used during construction.

               Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

               Depreciation is provided to write off the cost of property, plant and equipment on a straight line basis over their respective estimated useful lives of the assets. The rates of depreciation used are based on the following estimated useful lives:

            Buildings                                               22-28 years

            Generators and related machinery and equipment           8-14 years

            Motor vehicles, furniture, fixtures, equipment
                and others                                            5-8 years


          (c)  Construction in progress

               Construction in progress is stated at cost less impairment losses (see note 1(d)). Cost comprises construction expenditure, including interest costs incurred during the construction period, the cost of related equipment, direct labour and other directly attributable costs.

               Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. In respect of a generating unit, it is considered to be substantially ready for its intended use when the trial run period ends.

         (d) Impairment

               The carrying amounts of property, plant and equipment, and construction in progress are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

               (i) Calculation of recoverable amount

                   The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

              (ii) Reversal of impairment

                   An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

                   An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised.

         (e)   Inventories

               Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by Jinggangshan Power Plant, are stated at cost, less provision for obsolescence. Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of inventories is calculated on the weighted average basis.

         (f)   Trade and other receivables

               Trade and other receivables are stated at their cost less allowance for any amounts expected to be irrecoverable. An allowance is provided for based upon the evaluation of the recoverability of these accounts at the balance sheet date.

         (g)   Cash and cash equivalents

               Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short term, highly liquid investments that are readily convertible into known amounts of cash, which are subject to an insignificant risk of changes in value, and maturing within three months at acquisition.

         (h)   Interest-bearing borrowings

               Interest-bearing borrowings are recognised initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

         (i)   Provisions and contingent liabilities

               Provisions are recognised for liabilities of uncertain timing or amount when Jinggangshan Power Plant has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

               Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

         (j)   Revenue recognition

               Electricity income is recognised when electricity is supplied to the provincial power grid company.

         (k)   Major overhauls, repairs and maintenance

               Expenditure on major overhauls, repairs and maintenance is charged to the income statement as it is incurred.

         (l)   Borrowing costs

               Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

         (m)   Taxation

               Income tax on the profit or loss comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

               Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

               Deferred tax is provided, using the balance sheet liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not provided. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

               A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

         (n)   Retirement plan

               Jinggangshan Power Plant is required to make contributions to a retirement plan operated by the State at a rate of 21% of the staff salaries during the relevant period. A member of the plan is entitled to receive from the State a pension equal to a fixed proportion of his or her salary prevailing at the retirement date. In addition, Jinggangshan Power Plant participates in a defined contribution retirement plan, which is also operated by the State, and makes contributions to this plan at a rate of 10% of previous year's staff salaries, to supplement the above-mentioned plan. Jinggangshan Power Plant has no obligation to make payments in respect of pension benefits associated with these plans other than the annual contributions described above.

         (o)   Related parties

               For the purposes of the Financial Information, parties are considered to be related to Jinggangshan Power Plant if Jinggangshan Power Plant has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where Jinggangshan Power Plant and the party are subject to common control or common significant influence.

         (p)   Dividends

               Dividends are recognised as a liability in the period in which they are declared.

         (q)   Segment reporting

               A business segment is a distinguishable component of Jinggangshan Power Plant that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, Jinggangshan Power Plant has one operating segment, which is the generation and sale of electricity. All the operating activities of Jinggangshan Power Plant are carried out in the PRC.

2    Revenue

     Revenue represents the sale of electricity by Jinggangshan Power Plant to Jiangxi Power, net of value added tax ("VAT").

3    Losses on disposal of assets

     Losses on disposal of assets represent loss on allocation of quarters to the staff at nominal consideration amounting to RMB19,839,000 and loss on disposal of construction in progress amounting to RMB42,133,000 in relation to donation of a property to the local government at nil consideration.



4    Operating (loss)/profit

     Operating (loss)/profit is arrived at after charging:


                                                    Years ended 31 December
                                                   2001         2002        2003
                                                RMB'000      RMB'000     RMB'000


Depreciation of property, plant and equipment   112,177      157,004    157,968

Cost of inventories                             129,602      278,806    402,026

Contribution to retirement plans                    636        1,344      1,657

Auditors' remuneration                              100          100         80
                                                =======      =======    =======


5    Net financing costs

                                                    Years ended 31 December
                                                   2001         2002        2003
                                                RMB'000      RMB'000     RMB'000

    Interest on bank loans and other
    borrowings repayable within five years       93,692       96,310     93,920

    Interest on other loans                      27,945        8,294         --

    Less: Interest expenses capitalised         (37,676)          --         --
                                                ---------    --------   --------

    Net interest expense                         83,961      104,604     93,920

    Interest income                              (4,408)      (1,199)      (562)

    Others        d                                  --            4         38
                                                ---------    --------   --------

                                                 79,553      103,409     93,396
                                                =========    ========   ========

    Interest rate per annum at which borrowing
    costs were capitalised for construction
     in progress                                   6.16%          --         --
                                                =========    ========   ========



6   Taxation

    (a) Taxation in the statements of income comprises:

                                                    Years ended 31 December
                                                   2001         2002        2003
                                                RMB'000      RMB'000     RMB'000

        Provision for PRC income tax                 --           --     (2,018)

        Deferred taxation (note 9)               25,385        3,666    (31,290)
                                -                ------        -----    -------

        Tax credit/(expense)                     25,385        3,666    (33,308)
                                                 ======        =====    =======

     The applicable statutory PRC income tax rate of Jinggangshan Power Plant is 33%.

     The provision for PRC income tax in 2003 is calculated based on the estimated assessable profits at the applicable tax rate for the year determined in accordance with relevant income tax rules and regulations in the PRC. No provision for PRC income tax has been made in 2001 and 2002 as there were no tax assessable profits in these years.

    (b) Reconciliation of effective tax rate:

                                                    Years ended 31 December
                                                   2001         2002        2003
                                                RMB'000      RMB'000     RMB'000

        (Loss)/profit before taxation           (83,471)     (73,901)    94,163
                                                -------      -------     ------

        Expected PRC income tax credit/
        (expense)at statutory tax rate of 33%    27,545       24,387    (31,074)

        Non-deductible expenses                  (2,160)     (20,721)    (2,234)
                                                 ------      -------     ------

        Income tax credit/(expense)              25,385       3,666    (33,308)
                                                 ======       =====    =======


    (c) Taxes payable in the balance sheets represents:

                                                    Years ended 31 December
                                                    2001        2002        2003
                                                 RMB'000     RMB'000     RMB'000

        Provision for PRC income tax for
         the year                                     --           --      2,018

        Taxes payable other than PRC income tax   10,978        32,747    53,756
                                                  ------        ------    ------

                                                  10,978        32,747    55,774
                                                  ======        ======    ======

        Taxes payable other than PRC income tax mainly represents VAT payable.



7    Emoluments of directors and senior management

     (a) Directors' emoluments

         No directors' emoluments were paid during the relevant period.

     (b) Senior management's emoluments

         Details of emoluments paid to the five highest paid individuals are as follows:

                                                    Years ended 31 December
                                                    2001        2002        2003
                                                 RMB'000     RMB'000     RMB'000

        Salaries, allowances and benefits in kind   429          520       589

        Retirement benefits                          29           23        33
                                                  ------       ------    ------
                                                    458          543       622
                                                  ======       ======     ======

        An analysis of emoluments paid to the five highest paid individuals by number of individuals and emoluments range is as follows:

                                                    Years ended 31 December
                                                    2001        2002       2003

        RMB Nil -- RMB1,000,000                       5          5           5
                                                  ======       ======     ======

        There was no arrangement under which an employee waived any remuneration during the relevant period.


8    Property, plant and equipment, net

                                                            Motor
                                           Generators   vehicles,
                                           and          furniture,
                                           related      fixtures,
                                           machinery    equipment
                                           and                and     Construction
                                Buildings  equipment       others      in progress           Total
                                 RMB'000   RMB'000        sRMB'000         RMB'000         RMB'000

Cost:

Balance at 1 January 2001        682,773   1,015,750      12,509         268,735         1,979,767

Additions                         28,051     112,181       8,772         220,573           369,577

Transferred from construction
in progress                       64,127     425,181          --        (489,308)               --
                                --------   ---------    ---------      ----------       -----------

Balance at 31 December 2001      774,951   1,553,112      21,281              --         2,349,344
                                ........   .........    .........      ..........       ...........

Accumulated depreciation

Balance at 1 January 2001           (918)    (2,962)          --              --            (3,880)

Charge for the year              (23,833)   (86,135)      (2,209)             --          (112,177)
                                --------   ---------    ---------      ----------       -----------

Balance at 31 December 2001      (24,751)   (89,097)      (2,209)             --          (116,057)
                                ........   .........    .........      ..........       ...........
                                --------   ---------    ---------      ----------       -----------

Net book value at
31 December 2001                 750,200  1,464,015       19,072              --         2,233,287
                                ========  =========     ========        ========         =========

Cost:

Balance at 1 January 2002        774,951  1,553,112       21,281              --         2,349,344

Additions                          5,132      1,048        3,998          54,434            64,612

Transferred from construction
in progress                        5,662         --           --          (5,662)               --

Disposals                        (24,669)        --         (139)        (42,133)          (66,941)
                                --------   ---------    ---------      ----------       -----------

Balance at 31 December 2002      761,076  1,554,160       25,140           6,639         2,347,015
                                ........   .........    .........      ..........       ...........

Accumulated depreciation:

Balance at 1 January 2002        (24,751)   (89,097)      (2,209)             --          (116,057)

Charge for the year              (28,357)  (125,241)      (3,406)             --          (157,004)

Reversal upon disposal                --         --          139              --               139
                                --------   ---------    ---------      ----------       -----------

Balance at 31 December 2002      (53,108)  (214,338)      (5,476)             --          (272,922)
                                ........   .........    .........      ..........       ...........
                                --------   ---------    ---------      ----------       -----------

Net book value at
31 December 2002                 707,968  1,339,822       19,664           6,639         2,074,093
                                ========  =========     ========        ========         =========


Cost:

Balance at 1 January 2003        761,076  1,554,160       25,140           6,639         2,347,015

Additions                          5,604        431        2,123              --             8,158

Transferred from construction
in progress                           --      4,356           --          (4,356)               --

Disposals                             --         --       (1,444)             --            (1,444)
                                --------   ---------    ---------      ----------       -----------

Balance at 31 December 2003      766,680  1,558,947       25,819           2,283         2,353,729
                                ........   .........    .........      ..........       ...........


Accumulated depreciation:

Balance at 1 January 2003        (53,108)  (214,338)      (5,476)             --          (272,922)

Charge for the year              (28,462)  (125,863)      (3,643)             --          (157,968)

Reversal upon disposal                --         --          617              --               617
                                --------   ---------    ---------      ----------       -----------


Balance at 31 December 2003      (81,570)  (340,201)      (8,502)             --           (430,273)
                                ........   .........    .........      ..........       ...........
                                --------   ---------    ---------      ----------       -----------

Net book value at
31 December 2003                 685,110  1,218,746       17,317           2,283         1,923,456
                                ========  =========     ========        ========         =========


All of Jinggangshan Power Plant's buildings are located in the PRC.

As at 31 December 2003, all land occupied by Jinggangshan Power Plant was allocated by the PRC government at nil consideration and cannot be transferred, leased nor mortgaged.

9    Deferred tax assets

     Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

                                                       Assets                  Liabilities                 Net balance

                                             2001        2002     2003     2001    2002     2003       2001      2002     2003
                                           RMB'000    RMB'000  RMB'000  RMB'000 RMB'000  RMB'000    RMB'000   RMB'000  RMB'000

Provision for receivables                      --       1,795     --       --       --       --          --     1,795     --

Training fee and pre-operating expenses     6,802       5,102     --       --       --       --       6,802     5,102     --

Property, plant and equipment                  --         673     --     (1,352)    --       --      (1,352)      673     --

Tax losses                                 30,426      31,972     --       --       --       --      30,426    31,972     --
                                           ------      ------   -----    ------   -----    -----     ------    ------   -----

Deferred tax assets/ (liabilities)         37,228      39,542     --     (1,352)    --       --      35,876    39,542     --
                                           ======      ======   =====    ======   =====    =====     ======    ======   =====




Movements in temporary differences for the three years ended 31 December 2001, 2002 and 2003 are as follows:


                                       Balance at    Recognised      Balance at
                                        1 January  in statement     31 December
                                             2001     of income            2001
                                          RMB'000       RMB'000         RMB'000
                                                     (note 6 (a))

Training and pre-operating expenses        7,909        (1,107)         6,802

Property, plant and equipment                --         (1,352)        (1,352)

Tax losses                                 2,582        27,844         30,426
                                          ------        ------         ------

Net deferred tax assets                   10,491        25,385         35,876
                                          ======        ======         ======



                                       Balance at    Recognised      Balance at
                                        1 January  in statement     31 December
                                             2002     of income            2002
                                          RMB'000       RMB'000         RMB'000
                                                     (note 6 (a))

Provision for receivables                     --         1,795          1,795

Training and pre-operating expenses        6,802        (1,700)         5,102

Property, plant and equipment             (1,352)        2,025            673

Tax losses                                30,426         1,546         31,972
                                          ------         -----         ------

Net deferred tax assets                   35,876         3,666         39,542
                                          ======         =====         ======


                                       Balance at    Recognised      Recognised    Balance at
                                        1 January  in statement      in owners'   31 December
                                             2003     of income         equity           2003
                                          RMB'000       RMB'000        RMB'000        RMB'000
                                                    (note 6 (a))

Provision for receivables                  1,795            --         (1,795)            --

Training and pre-operating expenses        5,102        (1,701)        (3,401)            --

Property, plant and equipment                673         2,383         (3,056)            --

Tax losses                                31,972       (31,972)            --             --
                                          ------       -------        -------          -------

Net deferred tax assets                   39,542       (31,290)        (8,252)            --
                                          ======       =======        =======          =======

     In connection with the acquisition of 100% equity interest of Jinggangshan Power Plant by the Company, the tax basis of Jinggangshan Power Plant's assets and liabilities that gave rise to the temporary differences above have been adjusted to conform to the related financial carrying amounts. As a result, the timing differences that gave rise to the deferred tax assets relating to the items above were eliminated. The reduction in deferred tax assets of RMB8,252,000 as at 31 December 2003 was reflected as a debit to owners' equity.



10    Inventories

                                                                31 December
                                                         2001            2002            2003
                                                      RMB'000         RMB'000         RMB'000

      Coal                                             16,377          21,293          20,750
      Fuel oil                                          2,425           1,080           1,273
      Materials, components and spare parts             3,524          18,794          15,992
                                                    ---------      ----------       ---------

                                                       22,326          41,167          38,015
                                                    =========      ==========       =========

11   Trade receivables

     Jinggangshan Power Plant usually grants one month credit period to the provincial power gird company from the end of the month in which the sales are made.

Ageing analysis of trade receivables is as follows:

                                                                  31 December
                                                           2001            2002            2003
                                                        RMB'000         RMB'000         RMB'000

      Current, within 1 month                            55,760          89,440         117,316
      Overdue                                                 -               -          24,978
                                                      ---------      ----------       ---------

      Total                                              55,760          89,440         142,294
                                                      =========      ==========       =========



12   Cash and cash equivalents

                                                                   31 December
                                                            2001            2002            2003
                                                         RMB'000         RMB'000         RMB'000

      Cash at bank and in hand                           182,562          20,812           1,436
      Cash deposited with a related party (note)          16,000          29,930          56,685
      Time deposits with maturity within 3 months         20,000               -               -
                                                       ---------      ----------       ---------

                                                         218,562          50,742          58,121
                                                       =========      ==========        =========

Note: It represents cash deposited with China Huaneng Finance Company
      ("Huaneng Finance"), a subsidiary company of Huaneng Group.


13    Accounts payables and other liabilities

                                                                 31 December
                                                          2001            2002            2003
                                                       RMB'000         RMB'000         RMB'000

      Accounts payable                                  13,016          16,055          12,514
      Payables for construction projects               296,513          87,149          23,118
      Other payables                                     1,567          22,195           4,959
                                                      ---------      ----------       ---------

                                                       311,096         125,399          40,591
                                                      =========      ==========        =========

The accounts payable as at 31 December 2001, 2002 and 2003 was due within one month or on demand.


14   Amount due to Huaneng Group

     The amount due to Huaneng Group was interest free, unsecured and repayable on demand.


15    Interest bearing loans and borrowings

     The following provides information about the contractual terms of Jinggangshan Power Plant's interest bearing loans and borrowings:

     (a)  Short-term loans

                                                    31 December
                                              2001          2002          2003
                                           RMB'000       RMB'000       RMB'000

          Bank loans                             -             -       300,000
          Loan from Huaneng Finance              -       300,000        20,000
                                         ---------     ---------      --------

          Total                                  -       300,000       320,000
                                         =========     =========      ========

     The weighted average interest rates of the short-term debts was 5.04% and 4.78% as at 31 December 2002 and 2003, respectively.

     (b) Long-term loans from Huaneng Group


                                                                                               31 December
                                         Interest rate and final maturity              2001       2002       2003
                                                                                    RMB'000    RMB'000    RMB'000

         Loans from Huaneng Group        Floating interest rate of 6.21% per
           - Renminbi denominated        annum as at 31 December 2001              400,000          -          -
         Less: current portion                                                    (400,000)         -          -
                                                                                 ----------     ---------   --------

         Non-current portion                                                             -          -          -
                                                                                 ==========     =========   ========


     (c)  Long-term bank loans

                                                                                                31 December
                                             Interest rate and final maturity              2001        2002       2003
                                                                                        RMB'000     RMB'000    RMB'000

             Bank loans                      Floating interest rates ranging from
               - Renminbi denominated        4.78% to 6.21% per annum as at 31
                                             December 2003 with maturities through
                                             2010                                     1,373,053   1,440,288   1,287,975
             Less: current portion                                                     (132,053)   (154,288)   (164,975)
                                                                                     ----------   ---------   ----------

             Non-current portion                                                      1,241,000   1,286,000   1,123,000
                                                                                     ==========   =========   ==========

     All bank loans were guaranteed by Huaneng Group during the relevant period.

     The aggregate maturities of Jinggangshan Power Plant's long-term bank loans subsequent to 31 December 2003 are as follows:

                                                                      RMB'000

       2004                                                           164,975
       2005                                                           185,000
       2006                                                           185,000
       2007                                                           185,000
       2008                                                           185,000
       Thereafter                                                     383,000
                                                                -------------

       Total                                                        1,287,975
                                                                =============


16   Capital commitments

     As at 31 December 2001, 2002 and 2003, Jinggangshan Power Plant had capital commitments mainly in relation to the enhancement projects of its power generating units as follows:

                                                     31 December
                                              2001            2002          2003
                                           RMB'000         RMB'000       RMB'000

   Authorised but not contracted for             -           4,460         5,640
                                         =========       =========      ========



17  Concentration of risks

    (a)  Credit and concentration risk

         The carry-ing amounts of cash and cash equivalents, trade receivables, other receivables and prepayments represent Jinggangshan Power Plant's maximum exposure to credit risk in relation to financial assets. Jinggangshan Power Plant sells the electricity generated to its sole customer, Jiangxi Power.

         Substantially all of Jinggangshan Power Plant's cash and cash equivalents are deposited with the four largest state-owned banks of the PRC and Huaneng Finance.

         Jinggangshan Power Plant does not have concentrations of available sources of labour, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact their operations.

     (b) Interest rate risk

         The interest rates and terms of repayment of the outstanding loans and borrowings of Jinggangshan Power Plant are disclosed in note 15.

     (c) Currency risk

         Jinggangshan Power Plant is not exposed to foreign currency risk as it has no financial assets and liabilities denominated in foreign currencies during the relevant period.

18  Related party transactions

         The principal related party transactions with related parties, which were carried out in the ordinary course of business, are as follows:


                                                       Years ended 31 December
      Transaction                   Note             2001             2002             2003
                                                  RMB'000          RMB'000          RMB'000

      Sale of electricity            a            269,022          586,599                -
      Management fees                b                  -                -            6,000
      Interest expenses              c             31,188           20,300           14,090
      Interest income                d              1,051              491              285
                                                =========        =========        =========


Notes:

(a) This represents sale of electricity by Jinggangshan Power Plant to Jiangxi Power. Pursuant to the restructuring plan of power industry in the PRC as mentioned above, Jiangxi Power transferred all its equity interest in Jinggangshan Power Plant to Huaneng Group in January 2003. Accordingly, Jiangxi Power is no longer a related party of Jinggangshan Power Plant from January 2003.

(b) Pursuant to an arrangement between Huaneng Group and Jinggangshan Power Plant starting from 1 January 2003, Huaneng Group provides centain management support services to Jinggangshan Power Plant for return of a fee which is determined on a yearly basis.

(c) This represents interest incurred on loans from Huaneng Group and Huaneng Finance. Details of loans from Huaneng Group and Huaneng Finance are disclosed in note 15.

(d) This represents interest income derived from cash deposited with Huaneng Finance. Details of cash deposited with Huaneng Finance are disclosed in note 12.

Details of bank loans guaranteed by Huaneng Group is disclosed in note 15.


19   Fair values of financial instruments

     Financial assets of Jinggangshan Power Plant include cash and cash equivalents, long-term investments, trade receivables, other receivables and prepayments. Financial liabilities of Jinggangshan Power Plant include interest-bearing loans and borrowings, accounts payable and other liabilities, taxes payable, amount due to Huaneng Group and staff welfare and bonus payable. Jinggangshan Power Plant does not hold nor issue financial instruments for trading purposes.

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS
39. Fair value estimates, methods and assumptions, set forth below for Jinggangshan Power Plant's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Financial Information. The estimated fair value amounts have been determined by Jinggangshan Power Plant using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Jinggangshan Power Plant could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The following summarises the major methods and assumptions used in estimating the fair values of Jinggangshan Power Plant's financial instruments.

     The carrying amounts of cash and cash equivalents, trade receivables, other receivables and prepayments, short-term interest-bearing loans and borrowings, accounts payable and other liabilities, taxes payable, amount due to Huaneng Group and staff welfare and bonus payable approximate to fair value due to the short-term maturity of these instruments.

     Long-term investment is unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

     The carrying amounts of Jinggangshan Power Plant's non-current interest-bearing loans and borrowings approximate to their fair values based on a discounted cash flow approach using interest rates available to Jinggangshan Power Plant for similar indebtedness.


20   Distributable reserve

     The distributable reserve of Jinggangshan Power Plant as at 31 December 2003 was RMB4,095,000 which was determined under the applicable PRC accounting rules and regulations.


VI   ULTIMATE HOLDING COMPANY

     The management of Jinggangshan Power Plant consider the ultimate holding company of Jinggangshan Power Plant to be Huaneng Group.


VII  SUBSEQUENT FINANCIAL STATEMENTS

     No audited financial statements have been prepared by Jinggangshan Power Plant in respect of any period subsequent to 31 December 2003.

                                                     Yours faithfully
                                                           KPMG
                                               Certified Public Accountants
                                                      Hong Kong, China

-------------------------------------------------------------------------------
APPENDIX III       ACCOUNTANTS' REPORT OF YUEYANG POWER PLANT
-------------------------------------------------------------------------------

      The following is the text of a report, prepared for the purpose of inclusion in this circular, received from the independent reporting accountants, KPMG, Certified Public Accountants, Hong Kong. As described in the section headed "Documents for inspection" in Appendix X, a copy of the following accountants' report is available for inspection.

[graphic omitted]                                     8th Floor
                                                      Prince's Building
                                                      10 Chater Road
                                                      Hong Kong

The Directors
Huaneng Power International, Inc.

                                                      29 April 2004

Dear Sirs,

INTRODUCTION

     We set out below our report on the financial information relating to Huaneng Hunan Yueyang Power Generation Limited Liability Company ("Yueyang Power Plant") in Sections I to VII below (the "Financial Information"), including the balance sheets of Yueyang Power Plant as at 31 December 2001, 2002 and 2003, the statements of income, owners' equity and cash flows of Yueyang Power Plant for each of the years in the three-year period ended 31 December 2003 (the "relevant period"), for inclusion in the shareholders' circular of Huaneng Power International, Inc. ("the Company") dated 29 April 2004 (the "Circular").

     The businesses, assets and liabilities of Yueyang Power Plant were originally owned and operated by Huaneng International Power Development Corporation, Yueyang Branch ("Yueyang Branch"). Pursuant to an agreement entered into between Huaneng International Power Development Corporation ("HIPDC"), the immediate holding company of the Company, and Hunan Local Power Assets Operation Company Limited ("Hunan Local Power"), Yueyang Branch was transformed to Yueyang Power Plant, a limited liability company established in the People's Republic of China (the "PRC"), on 16 December 2003 and the businesses, assets and liabilities were then transferred to Yueyang Power Plant. Yueyang Power Plant is 55% owned by HIPDC and 45% owned by Hunan Local Power. Yueyang Power Plant owns and operates two coal-fired generating units with installed capacity of 362.5 MW each. The generating units commenced commercial operation in September and December 1991, respectively. In addition, Yueyang Power Plant is developing phase II project of two coal-fired generating units with installed capacity of 300 MW each ("Phase II Project").

     The financial statements of Yueyang Power Plant were not audited by any independent auditors during the relevant period.

     Pursuant to the transfer agreement entered into between the Company and HIPDC on 16 April 2004, as described more fully in the section headed "Transfer Agreements" in the letter from the Board contained in the Circular, the Company will acquire from HIPDC of its 55% equity interest in Yueyang Power Plant.

BASIS OF PREPARATION

     The Financial Information has been prepared by the management of Yueyang Power Plant based on the management accounts of Yueyang Power Plant and Yueyang Branch to conform with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board and on the basis as if Yueyang Power Plant owns and operates the businesses, assets and liabilities of Yueyang Branch throughout the period presented. IFRS includes International Accounting Standards and interpretations.

RESPONSIBILITY

     The preparation of the Financial Information, which gives a true and fair view, is the responsibility of Yuegang Power Plant's management. In preparing the Financial Information which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

     It is our responsibility to form an independent opinion, based on our audit, on the Financial Information.

BASIS OF OPINION

     For the purpose of this report, we have audited the financial statements of Yueyang Power Plant for the relevant period and carried out such procedures as we considered necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants ("HKSA"). We have not audited any financial statements of Yueyang Power Plant in respect of any period subsequent to 31 December 2003.

     We conducted our audit in accordance with Statements of Auditing Standards issued by HKSA. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information. It also includes an assessment of the significant estimates and judgements made by management in the preparation of the Financial Information, and of whether the accounting policies are appropriate to Yueyang Power Plant's circumstances, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information is free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of the Financial Information. We believe that our audit provides a reasonable basis for our opinion.

OPINION

     In our opinion, the Financial Information, for the purpose of this report and on the basis stated above, gives a true and fair view of the state of affairs of Yueyang Power Plant as at 31 December 2001, 2002 and 2003 and of the results and cash flows of Yueyang Power Plant for each of the years in the three-year period ended 31 December 2003 and has been properly prepared in accordance with IFRS.


I    STATEMENTS OF INCOME

                                                      Years ended 31 December

                                    Note     2001             2002             2003

                                             RMB'000          RMB'000          RMB'000

Revenue                              2       868,120           795,059        1,045,273

Operating expenses

- Fuel                                      (308,526)         (306,061)        (446,041)

- Repairs and maintenance                    (33,487)          (34,687)         (34,007)

- Depreciation                              (201,441)         (202,631)        (202,994)

- Personnel expenses                         (80,507)          (81,359)         (83,901)

- Other operating expenses                   (47,439)          (46,436)         (50,772)

Total operating expenses                    (671,400)         (671,174)        (817,715)



Operating profit                     3       196,720           123,885          227,558

Net financing costs                  4       (75,777)         (184,674)        (118,214)

Profit/(loss) before taxation                120,943           (60,789)         109,344

Taxation                             5(a)         --                --          (30,920)

Net profit/(loss)                            120,943           (60,789)          78,424



II   BALANCE SHEETS

                                                          31 December

                                    Note     2001             2002             2003

                                             RMB'000          RMB'000          RMB'000

Non-current assets
guide
Net financing costs                  4       (75,777)         (184,674)        (118,214)
Net profit/(loss)                            120,943           (60,789)          78,424
guide
Property, plant and equipment, net   7       940,361           761,887          673,913

Long-term lease prepayments          8        48,500            48,500           49,500

Deferred tax assets                  9         4,419             4,419               --

                                             993,280           814,806          723,413

Current assets

Inventories                         10        57,212            60,804           74,481

Bills receivable                    11        66,406            19,534          222,327

Trade receivables                   12       222,810           386,427          278,294

Other receivables and prepayments   13        35,193            14,539           14,676

Amount due from HIPDC               14       155,212           332,492               --

Cash and cash equivalents           15        45,389            38,788           13,744

                                             582,222           852,584          603,522



Current liabilities

Accounts payables
  and other liabilities             16       127,610           123,733          106,365

Taxes payable                        5(b)    109,138           110,907           94,422

Amount due to HIPDC                 14            --                --           62,333

Staff welfare
  and bonus payable                           12,557             7,471            7,601

Short-term loans                    17(a)    565,968           785,617          707,678

Current portion of long-term
loans from HIPDC                    17(b)    157,590           174,296               --

                                             972,863         1,202,024          978,399



Net current liabilities                     (390,641)         (349,440)        (374,877)



Total assets less
  current liabilities                        602,639           465,366          348,536



Non-current liabilities

Long-term loans from HIPDC          17(b)    867,146           784,201               --

Deferred tax liabilities             9            --                --           26,501

                                             867,146           784,201           26,501



Net (liabilities)/assets                    (264,507)         (318,835)         322,035

Owners' equity                              (264,507)         (318,835)         322,035




III  STATEMENTS OF OWNERS' EQUITY

                                                            Total
                                                            owners'
                                                            equity
                                                            RMB'000

Balance as at 1 January 2001                             (392,692)

Net profit for the year                                   120,943

Net contributions                                           7,242

Balance as at 31 December 2001                           (264,507)

Net loss for the year                                     (60,789)

Net contributions                                           6,461

Balance as at 31 December 2002                           (318,835)

Net profit for the year                                    78,424

Net contributions                                         562,446

Balance as at 31 December 2003                            322,035


IV   STATEMENTS OF CASH FLOWS

                                                      Years ended 31 December

                                    Note     2001             2002             2003

                                             RMB'000          RMB'000          RMB'000

Cash flows from
  operating activities               (a)     330,488           128,296          170,883

Cash flows from
  investing activities

Capital expenditure                          (12,838)          (26,223)        (115,762)

Increase in long-term lease prepayments           --                --           (1,000)

Proceeds from disposal of
  property, plant and equipment                   65               148               --

Net cash used in investing activities        (12,773)          (26,075)        (116,762)

Cash flows from financing activities

Proceeds from bank loans                          --           100,000           70,000

Repayments of bank loans                          --                --         (100,000)

Repayments of HIPDC loans                    (19,036)          (38,003)        (446,436)

Net funds received from HIPDC                     --                --          397,271

Net funds submitted to HIPDC                (291,636)         (170,819)              --

Net cash used in financing activities       (310,672)         (108,822)         (79,165)



Net increase/(decrease) in
  cash and cash equivalents                    7,043            (6,601)         (25,044)

Cash and cash equivalents
  at beginning of year                        38,346            45,389           38,788

Cash and cash equivalents at
end of year                                   45,389            38,788           13,744

Significant non-cash transaction

In 2003, in connection with the transformation of Yueyang Branch to Yueyang
Power Plant, loans from HIPDC of RMB560,000,000 was capitalised as equity, loans from HIPDC of RMB120,000,000 was transferred to loan from Hunan Local
Power.

(a) Reconciliation of profit/(loss) before taxation to cash flows from operating activities

                                                      Years ended 31 December

                                             2001             2002             2003

                                             RMB'000          RMB'000          RMB'000

Cash flows from
  operating activities                       330,488           128,296          170,883



Profit/(loss) before taxation                120,943           (60,789)         109,344

Adjustments for:

Depreciation                                 201,441           202,631          202,994

Interest income                               (1,481)             (623)            (698)

Interest expenses                            109,581            86,878           85,071

Unrealised exchange (gains)/losses           (29,986)           91,413               --

Losses/(gains) from disposal of
  property, plant and equipment                  858              (143)              73

Decrease/(increase) in inventories            10,761            (3,592)         (13,677)

Decrease/(increase) in bills receivable       14,134            46,872         (202,793)

Decrease/(increase) in trade receivables      24,141          (163,617)         108,133

(Increase)/decrease in other
  receivables and prepayments                (20,884)           20,654             (137)

Decrease in accounts payables
  and other liabilities                      (28,773)           (1,816)         (16,699)

Increase/(decrease) in taxes payable          39,930             1,769          (16,485)

(Decrease)/increase in staff
  welfare and bonus payable                   (2,077)           (5,086)             130

Cash generated from operations               438,588           214,551          255,256

Interest received                              1,481               623              698

Interest paid                               (109,581)          (86,878)         (85,071)

Cash flows from operating activities         330,488           128,296          170,883


V    NOTES TO THE FINANCIAL INFORMATION

     1 Principal accounting policies

     (a)Statement of compliance

     The Financial Information has been prepared in accordance with IFRS promulgated by the International Accounting Standards Board and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

     IFRS includes International Accounting Standards ("IAS") and
Interpretations.

     The measurement basis used in the preparation of the Financial Information is historical cost.

     The preparation of the Financial Information in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The accounting policies described below have been consistently applied by Yueyang Power Plant during the relevant period.

     (b) Property, plant and equipment and depreciation

     Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 1(d)). The cost of property, plant and equipment constructed by Yueyang Power Plant includes the cost of materials, direct labour, directly attributable costs of bringing the asset to working condition and location for its intended use, and the cost of borrowed funds used during construction.

     Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

     Depreciation is provided to write off the cost of property, plant and equipment on a straight line basis over their respective estimated useful lives of the assets. The rates of depreciation used are based on the following estimated useful lives:

     Buildings                                                    22-30 years

     Generators and related machinery and equipment                8-27 years

     Motor vehicles, furniture, fixtures, equipment and others     6-13 years

     (c) Construction in progress

     Construction in progress is stated at cost less impairment losses (see note 1(d)). Cost comprises construction expenditure, including interest costs incurred during the construction period, the cost of related equipment, direct labour and other directly attributable costs.

     Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. In respect of a generating unit, it is considered to be substantially ready for its intended use when the trial run period ends.

     (d) Impairment

     The carrying amounts of property, plant and equipment, and construction in progress are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

       (i) Calculation of recoverable amount

     The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

       (ii) Reversal of impairment

     An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

     An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised.

     (e) Long-term lease prepayments

     Long-term lease prepayments represent land use rights fees paid to the PRC land bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights.

     (f) Inventories

     Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by Yueyang Power Plant, are stated at cost, less provision for obsolescence. Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of inventories is calculated on the weighted average basis.

     (g) Trade and other receivables

     Trade and other receivables are stated at their cost less allowance for any amounts expected to be irrecoverable. An allowance is provided for based upon the evaluation of the recoverability of these accounts at the balance sheet date.

     (h) Cash and cash equivalents

     Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short term, highly liquid investments that are readily convertible into known amounts of cash, which are subject to an insignificant risk of changes in value, and maturing within three months at acquisition.

     (i) Interest-bearing borrowings

     Interest-bearing borrowings are recognised initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

     (j) Provisions and contingent liabilities

     Provisions are recognised for liabilities of uncertain timing or amount when Yueyang Power Plant has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

     Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

     (k) Revenue recognition

     Electricity income is recognised when electricity is supplied to the provincial power grid company.

     (l) Major overhauls, repairs and maintenance

     Expenditure on major overhauls, repairs and maintenance is charged to the income statement as it is incurred.

     (m) Borrowing costs

     Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

     (n) Translation of foreign currencies

     Foreign currency transactions are translated into Renminbi yuan at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi yuan at the rates ruling at the balance sheet date. Foreign currency translation differences relating to the funds borrowed to finance construction in progress, to the extent that they are regarded as an adjustment to interest costs, are capitalised during the construction period. All other exchange differences are dealt with in the income statement.

     (o) Taxation

     Income tax on the profit or loss comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

     Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

     Deferred tax is provided, using the balance sheet liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not provided. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

     A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

     (p) Retirement plan

     Yueyang Power Plant is required to make contributions to a retirement plan operated by the State at a rate of 20% of the staff salaries during the relevant period. A member of the plan is entitled to receive from the State a pension equal to a fixed proportion of his or her salary prevailing at the retirement date. Yueyang Power Plant has no obligation to make payments in respect of pension benefits associated with the plan other than the annual contributions described above.

     (q) Related parties

     For the purposes of the Financial Information, parties are considered to be related to Yueyang Power Plant if Yueyang Power Plant has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where Yueyang Power Plant and the party are subject to common control or common significant influence.

     (r) Segment reporting

     A business segment is a distinguishable component of Yueyang Power Plant that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, Yueyang Power Plant has one operating segment, which is the generation and sale of electricity. All the operating activities of Yueyang Power Plant are carried out in the PRC.

     2 Revenue

     Revenue represents the sale of electricity to the provincial power grid company, net of value added tax ("VAT").

     3 Operating profit

     Operating profit is arrived at after charging:

                                                      Years ended 31 December

                                             2001             2002             2003

                                             RMB'000          RMB'000          RMB'000

Depreciation of property,
  plant and equipment                        201,441           202,631          202,994

Cost of inventories                          324,629           320,623          460,648

Contribution to retirement plan                7,377             8,156           10,025

Auditors' remuneration                            --                --               --


     4 Net financing costs

                                                      Years ended 31 December

                                             2001             2002             2003

                                             RMB'000          RMB'000          RMB'000

Cash flows from
  operating activities                       330,488           128,296          170,883



Interest on bank loans and
  other borrowings repayable
  within five years                           12,831             6,114           10,173

Interest on other loans                       96,750            80,764           74,898

Total interest expense                       109,581            86,878           85,071

Interest income                               (1,481)             (623)            (698)

Exchange (gains)/losses                      (33,840)           97,029           32,580

Others                                         1,517             1,390            1,261

                                              75,777           184,674          118,214

No interest expense was capitalised during the relevant period.

     5 Taxation

     (a) Taxation in the statements of income comprises:

                                                      Years ended 31 December

                                             2001             2002             2003

                                             RMB'000          RMB'000          RMB'000

Deferred taxation (note 9)                        --                --          (30,920)


     Effective from 1 January 1999, in accordance with the PRC income tax rules and regulations applicable to Sino-foreign investment enterprises investing in energy business, the reduced income tax rate of 15% is applicable to such enterprises. Yueyang Power Plant originally operated as a branch of HIPDC, a Sino-foreign investment enterprise investing in energy business, was entitled to this tax privilege.

     Yueyang Power Plant, originally operated as a branch of HIPDC, was exempted from PRC income tax for two years starting from the first profit-making year after deducting all the brought forward tax losses, and followed by a 50% reduction of the applicable tax rate for the next three years. The first profit-making year of Yueyang Power Plant is 2003. Accordingly, no provision for PRC income tax has been made during the relevant period.

     Following the establishment of Yueyang Power Plant on 16 December 2003, its applicable statutory PRC income tax rate is 33%.

     No deferred tax assets in respect of tax losses have been recognised during the relevant period as the applicable tax rate in the years in which the tax losses expected to be realised is zero percent.

     The deferred tax charge in 2003 was due to the increase in effective tax rate.

     (b) Taxes payable in the balance sheets represents:

                                                          31 December

                                             2001             2002             2003

                                             RMB'000          RMB'000          RMB'000

Taxes payable other than PRC income tax      109,138           110,907           94,422

Taxes payable other than PRC income tax mainly represents VAT payable.

6    Emoluments of directors and senior management

     (a) Directors' emoluments

     No directors' emoluments were paid during the relevant period.

     (b) Senior management's emoluments

     Details of emoluments paid to the five highest paid individuals are as follows:

                                                      Years ended 31 December

                                             2001             2002             2003

                                             RMB'000          RMB'000          RMB'000

Salaries, allowances and benefits in kind        435               458              500

Retirement benefits                               70                45               58

                                                 505               503              558

     An analysis of emoluments paid to the five highest paid individuals by number of individuals and emoluments range is as follows:

                                                      Years ended 31 December

                                             2001             2002             2003

                                             RMB'000          RMB'000          RMB'000

RMB Nil - RMB 1,000,000                            5                 5                5


     There was no arrangement under which an employee waived any remuneration during the relevant period.

     7 Property, plant and equipment, net

                                                                         Motor vehicles,
                                                                         furniture,
                                                    Generators and       fixtures,
                                                    related machinery    equipment           Construction
                                     Buildings      and equipment        and others          in progress          Total
                                     RMB'000        RMB'000              RMB'000             RMB'000              RMB'000

Cost:
Balance at 1 January 2001            487,852        2,472,207            116,880             37,638               3,114,577

Additions                                 --               --                 17             12,825                  12,842

Transferred from
  construction in progress               595            3,970              4,550             (9,115)                     --

Disposals                             (1,127)              --               (179)                --                  (1,306)


Balance at 31 December 2001          487,320        2,476,177            121,268             41,348               3,126,113


Accumulated depreciation:

Balance at 1 January 2001           (197,795)      (1,717,793)           (69,106)                --              (1,984,694)

Charge for the year                  (18,950)        (172,903)            (9,588)                --                (201,441)

Reversal upon disposal                   214               --                169                 --                     383



Balance at 31 December 2001         (216,531)      (1,890,696)           (78,525)                --              (2,185,752)



Net book value at 31 December 2001   270,789          585,481             42,743             41,348                 940,361



Cost:

Balance at 1 January 2002            487,320        2,476,177            121,268             41,348               3,126,113

Additions                                 --               --                 --             24,162                  24,162

Transferred from construction
  in progress                          8,564            8,683              4,780            (22,027)                     --

Disposals                                 --               --             (1,138)                --                  (1,138)



Balance at 31 December 2002          495,884        2,484,860            124,910             43,483               3,149,137



Accumulated depreciation:

Balance at 1 January 2002           (216,531)      (1,890,696)           (78,525)                --              (2,185,752)

Charge for the year                  (18,905)        (173,186)           (10,540)                --                (202,631)

Reversal upon disposal                    --               --              1,133                 --                   1,133



Balance at 31 December 2002         (235,436)      (2,063,882)           (87,932)                --              (2,387,250)



Net book value at 31 December 2002   260,448          420,978             36,978             43,483                 761,887

Cost:

Balance at 1 January 2003            495,884        2,484,860            124,910             43,483               3,149,137

Additions                              1,566               --                 13            113,514                 115,093

Transferred from construction
  in progress                          5,110            9,548              9,680            (24,338)                     --

Disposals                               (259)              --                 --                 --                    (259)



Balance at 31 December 2003          502,301        2,494,408            134,603            132,659               3,263,971



Accumulated depreciation:

Balance at 1 January 2003           (235,436)      (2,063,882)           (87,932)                --              (2,387,250)

Charge for the year                  (19,378)        (173,576)           (10,040)                --                (202,994)

Reversal upon disposal                   186               --                 --                 --                     186



Balance at 31 December 2003         (254,628)      (2,237,458)           (97,972)                --              (2,590,058)



Net book value at
  31 December 2003                   247,673          256,950             36,631            132,659                 673,913

All of Yueyang Power Plant's buildings are located in the PRC.

The construction in progress as at 31 December 2003 mainly represents costs incurred for the Phase II Project.

     8 Long-term lease prepayments

     Long-term lease prepayments represent fees for land use rights paid to the PRC land bureau. The land is to be occupied for the development of Phase II Project. Other than this piece of land, other pieces of land occupied by Yueyang Power Plant were allocated by the PRC government at nil consideration and cannot be transferred, leased nor mortgaged.

     9 Deferred tax assets

     Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

                                            Assets                 Liabilities               Net balance
                                    2001      2002         2003     2001     2002      2003     2001     2002     2003
                                   RMB'000   RMB'000     RMB'000  RMB'000  RMB'000   RMB'000  RMB'000  RMB'000  RMB'000

Provision for trade receivables      8,890     8,890      19,558       --       --        --    8,890    8,890    19,558

Provision for other receivables        560       560       2,298       --       --        --      560      560     2,298

Provision for inventories              698       698       1,482       --       --        --      698      698     1,482

Property, plant and equipment           --        --          --   (5,729)  (5,729)  (49,839)  (5,729)  (5,729)  (49,839)

Deferred tax assets/ (liabilities)  10,148    10,148      23,338   (5,729)  (5,729)  (49,839)   4,419    4,419   (26,501)

There was no movement in temporary differences in 2001 and 2002. The movements in temporary differences in 2003 are as follows:


                                                                             Recognised          Balance at
                                                 Balance at                 in statement        31 December
                                                1 January 2003                of income             2003
                                                   RMB'000                     RMB'000            RMB'000

Provision for receivables                            9,450                     12,406             21,856

Provision for inventories                              698                        784              1,482

Property, plant and equipment                       (5,729)                   (44,110)           (49,839)

Net deferred tax assets/(liabilities)                4,419                    (30,920)           (26,501)

                  (Note 5(a))

     10 Inventories

                                                                                 31 December
                                                                         2001        2002        2003
                                                                        RMB'000     RMB'000     RMB'000

Coal                                                                    13,549      18,443      33,353
Fuel oil                                                                 1,165         470         286
Materials, components and spare parts                                   42,498      41,891      40,842

                                                                        57,212      60,804      74,481

The carrying amount of materials, components and spare parts is net of a provision for obsolescence amounting to approximately
RMB4,654,000, RMB4,654,000 and RMB4,493,000 as at 31 December 2001, 2002 and 2003, respectively.

     11 Bills receivable

     The balances of bills receivable as at 31 December 2001, 2002 and 2003 were not yet due for settlement.

     12 Trade receivables

                                                                                 31 December
                                                                         2001        2002        2003
                                                                        RMB'000     RMB'000     RMB'000

Trade receivables                                                      282,075     445,692     337,559
Less: Allowance for doubtful accounts                                  (59,265)    (59,265)    (59,265)

                                                                       222,810     386,427     278,294

Yueyang Power Plant usually grants one month credit period to the provincial power grid company from the end of the month in which the sales are made.


Ageing analysis of trade receivables is as follows:

                                                                                 31 December
                                                                         2001        2002        2003
                                                                        RMB'000     RMB'000     RMB'000

Current, within one month                                              106,527     135,333     137,885
Overdue                                                                116,283     251,094     140,409

                                                                       222,810     386,427     278,294

     13 Other receivables and prepayments

                                                                                 31 December
                                                                         2001        2002        2003
                                                                        RMB'000     RMB'000     RMB'000

Prepayments for coals                                                   20,999       2,072       5,745

Prepayments for materials                                                2,548       2,946         703

Prepaid expenses                                                         1,113       1,474       1,830

Others                                                                  10,533       8,047       6,398

                                                                        35,193      14,539      14,676

     14 Amount due from/to HIPDC

     The amount due from/to HIPDC was interest free, unsecured and receivable / repayable on demand.

     15 Cash and cash equivalents

                                                                                 31 December
                                                                         2001        2002        2003
                                                                        RMB'000     RMB'000     RMB'000

Cash at bank and in hand                                                45,389      38,788      13,744

     16 Accounts payables and other liabilities

                                                                                 31 December
                                                                         2001        2002        2003
                                                                        RMB'000     RMB'000     RMB'000

Accounts payable                                                        98,463      97,948      80,026

Payables for construction projects                                      14,791      12,730      12,061

Other payables                                                          14,356      13,055      14,278

                                                                       127,610     123,733     106,365

Ageing analysis of accounts payables is as follows:

                                                                                 31 December
                                                                         2001        2002        2003
                                                                        RMB'000     RMB'000     RMB'000

Due within 1 month or on demand                                         78,204      80,325      76,346

Due after 1 month but within 3 months                                   20,259      17,623       3,680

                                                                        98,463      97,948      80,026

     17 Interest bearing loans and borrowings

     The following provides information about the contractual terms of Yueyang
Power Plant's interest bearing loans and borrowings:

     (a) Short-term loans

                                                                                 31 December
                                                                         2001        2002        2003
                                                                        RMB'000     RMB'000     RMB'000

Bank loans                                                                  --     100,000      70,000

Loan from HIPDC                                                        565,968     685,617     517,678

Loan from Hunan Local Power                                                 --          --     120,000

Total                                                                  565,968     785,617     707,678

The weighted average interest rate of the short-term debts was 5.95%, 5.42% and 5.23% as at 31 December 2001, 2002 and 2003,
respectively.

     (b) Long-term loans from HIPDC

                                                                                 31 December
                                Interest rate and final maturity         2001        2002        2003
                                                                        RMB'000     RMB'000     RMB'000

Loan from HIPDC (note)
- Pound Sterling denominated    Fixed interest rate at 5% per annum
                                as at 31 December 2002               1,024,736     958,497          --

Less: current portion                                                 (157,590)   (174,296)         --

Non-current portion                                                    867,146     784,201          --

Note:  Foreign currency denominated loan from HIPDC were originated from loan borrowed by HIPDC from overseas lender.
       HIPDC on-lent this loan to Yueyang Power Plant at cost. In 2003, in connection with the transformation of Yueyang
       Branch to Yueyang Power Plant, loans from HIPDC of RMB560,000,000 was capitalised as equity, loans from HIPDC of
       RMB120,000,000 was transferred to loan from Hunan Local Power.

18     Capital commitments

     Yueyang Power Plant had capital commitments as follows:

                                                                                 31 December
                                                                         2001        2002        2003
                                                                        RMB'000     RMB'000     RMB'000

Authorised and contracted for                                           10,500       7,000      99,000

Authorised but not contracted for                                           --          --   2,289,040

                                                                        10,500       7,000   2,388,040

Capital commitments as at 31 December 2003 mainly related to the Phase II Project.

     19 Concentration of risks

     (a) Credit and concentration risk

     The carrying amounts of cash and cash equivalents, bills and trade receivables, other receivables and prepayments represent Yueyang Power Plant's maximum exposure to credit risk in relation to financial assets. Yueyang Power Plant sells the electricity generated to its sole customer, the provincial power grid company. Yueyang Power Plant maintains an allowance for doubtful accounts in respect of those overdue debts after evaluation of the recoverability of these accounts at the balance sheet date.

     Substantially all of Yueyang Power Plant's cash and cash equivalents are deposited with the four largest state-owned banks of the PRC.

     Yueyang Power Plant does not have concentrations of available sources of labour, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact their operations.

     (b) Interest rate risk

     The interest rates and terms of repayment of the outstanding loans and borrowings of Yueyang Power Plant are disclosed in note 17.

     (c) Currency risk

     Yueyang Power Plant has foreign currency risk as at 31 December 2001 and 2002 as a portion of their long-term loans were denominated in sterling pound as described in note 17. Such loans were either converted to Renminbi denominated loans or capitalised as equity in 2003, and Yueyang Power Plant no longer exposed to currency risk as at 31 December 2003.

     20 Related party transactions

     The principal related party transactions with related parties, which were carried out in the ordinary course of business, are as follows:


                                                 Years ended 31 December
Transaction                    Note          2001         2002           2003

                                            RMB'000      RMB'000        RMB'000

Interests on loans               a           73,519       80,763        74,899

Management fee                   b            6,154        5,562         8,103

Fees on discounted bills         c               --           --         1,414

Notes:

(a) This represents interest incurred in relation to loans from HIPDC. Details of loans from HIPDC are disclosed in note 17.


(b) This represents fees paid to HIPDC in connection with the provision of management services to Yueyang Power Plant. The fee is charged based on the volume of electricity generated.


(c) This represents fees paid for bills receivables with face value of RMB 211,009,000 discounted to Huaneng Finance at discounted rates ranging from 3.0% to 3.3% per annum.


21   Fair values of financial instruments

     Financial assets of Yueyang Power Plant include cash and cash equivalents, bills and trade receivables, amount due from HIPDC and other receivables and prepayments. Financial liabilities of Yueyang Power Plant include interest-bearing loans and borrowings, accounts payables and other liabilities, taxes payable, amount due to HIPDC and staff welfare and bonus payable. Yueyang Power Plant does not hold nor issue financial instruments for trading purposes.

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS 39. Fair value estimates, methods and assumptions, set forth below for Yueyang Power Plant's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Financial Information. The estimated fair value amounts have been determined by Yueyang Power Plant using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Yueyang Power Plant could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The following summarises the major methods and assumptions used in estimating the fair values of Yueyang Power Plant's financial instruments.

     The carrying amounts of cash and cash equivalents, bills and trade receivables, other receivables and prepayments, short-term interest-bearing loans and borrowings, accounts payables and other liabilities, taxes payable, amount due from / to HIPDC and staff welfare and bonus payable approximate to fair value due to the short-term maturity of these instruments.

     The carrying amounts of Yueyang Power Plant's non-current interest-bearing loans and borrowings approximate to their fair values based on a discounted cash flow approach using interest rates available to Yueyang Power Plant for similar indebtedness.

     22 Distributable reserves

     Yueyang Power Plant had no distributable reserve as at 31 December 2003.

VI   ULTIMATE HOLDING COMPANY

     The management of Yueyang Power Plant considered the ultimate holding company of Yueyang Power Plant to be Huaneng Group.

VII  SUBSEQUENT FINANCIAL STATEMENTS

     No audited financial statements have been prepared by Yueyang Power Plant in respect of any period subsequent to 31 December 2003.

      Yours faithfully
           KPMG
Certified Public Accountants
      Hong Kong, China

-------------------------------------------------------------------------------
APPENDIX IV          ACCOUNTANTS' REPORT OF LUOHUANG POWER PLANT
-------------------------------------------------------------------------------


     The following is the text of a report, prepared for the purpose of inclusion in this circular, received from the independent reporting accountants, KPMG, Certified Public Accountants, Hong Kong. As described in the section headed "Documents for inspection" in Appendix X, a copy of the following accountants' report is available for inspection.

[KPMG logo graphic omitted]                                8th Floor
                                                           Prince's Building
                                                           10 Chater Road
                                                           Hong Kong

                                                           29 April 2004

The Directors
Huaneng Power International, Inc.

Dear Sirs,

INTRODUCTION

     We set out below our report on the financial information relating to Huaneng Chongqing Luohuang Power Generation Limited Liability Company ("Luohuang Power Plant"), in Sections I to VII below (the "Financial Information"), including the balance sheets of Luohuang Power Plant as at 31 December 2001, 2002 and 2003, the statements of income, owners' equity and cash flows of Luohuang Power Plant for each of the years in the three-year period ended 31 December 2003 (the "relevant period"), for inclusion in the shareholders' circular of Huaneng Power International, Inc. ("the Company") dated 29 April 2004 (the "Circular").

     The businesses, assets and liabilities of Luohuang Power Plant were originally owned and operated by Huaneng International Power Development Corporation, Chongqing Branch ("Chongqing Branch"). Pursuant to an agreement entered into between Huaneng International Power Development Corporation ("HIPDC"), the immediate holding company of the Company, and Chongqing Construction and Investment Corporation ("Chongqing Investment"), Chongqing Branch was transformed to Luohuang Power Plant, a limited liability company established in the People's Republic of China (the "PRC"), on 16 December 2003 and the businesses, assets and liabilities were then transferred to Luohuang Power Plant. Luohuang Power Plant is 60% owned by HIPDC and 40% owned by Chongqing Investment. Luohuang Power Plant owns and operates four coal-fired generating units with installed capacity of 360 MW each and two gas-fired generating units with installed capacity of 54 MW each. The first phase of two coal-fired generating units commenced commercial operation in September 1991 and February 1992, respectively, and the second phase of two coal-fired generating units commenced commercial operation in December 1998. In addition, Luohuang Power Plant is developing phase III project of two coal-fired generating units with installed capacity of 600 MW each ("Phase III Project").

     The financial statements of Luohuang Power Plant were not audited by any independent auditors during the relevant period.

     Pursuant to the transfer agreement entered into between the Company and HIPDC on 16 April 2004, as described more fully in the section headed "Transfer Agreements" in the letter from the Board contained in the Circular, the Company will acquire from HIPDC of its 60% equity interest in Luohuang Power Plant.

BASIS OF PREPARATION

     The Financial Information has been prepared by the management of Luohuang Power Plant based on the management accounts of Luohuang Power Plant and Chongqing Branch to conform with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board and on the basis as if Luohuang Power Plant owns and operates the businesses, assets and liabilities of Chongqing Branch throughout the period presented. IFRS includes International Accounting Standards and interpretations.

RESPONSIBILITY

     The preparation of the Financial Information, which gives a true and fair view, is the responsibility of Luohuang Power Plant's management. In preparing the Financial Information which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

     It is our responsibility to form an independent opinion, based on our audit, on the Financial Information.

BASIS OF OPINION

     For the purpose of this report, we have audited the Financial Information of Luohuang Power Plant for the relevant period and carried out such procedures as we considered necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants ("HKSA"). We have not audited any financial statements of Luohuang Power Plant in respect of any period subsequent to 31 December 2003.

     We conducted our audit in accordance with Statements of Auditing Standards issued by HKSA. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information. It also includes an assessment of the significant estimates and judgements made by management in the preparation of the Financial Information, and of whether the accounting policies are appropriate to Luohuang Power Plant's circumstances, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information is free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of the Financial Information. We believe that our audit provides a reasonable basis for our opinion.

OPINION

     In our opinion, the Financial Information, for the purpose of this report and on the basis stated above, gives a true and fair view of the state of affairs of Luohuang Power Plant as at 31 December 2001, 2002 and 2003 and of the results and cash flows of Luohuang Power Plant for each of the years in the three-year period ended 31 December 2003 and has been properly prepared in accordance with IFRS.

I    STATEMENTS OF INCOME

                                                                Years ended 31 December
                                       Note              2001             2002             2003
                                                       RMB'000          RMB'000          RMB'000
                                                       -------          -------          -------
Revenue                                 2            1,196,111        1,419,574        1,616,536
                                                       -------          -------          -------
Operating expenses
- Fuel                                                (332,241)        (442,438)        (507,721)
- Repairs and maintenance                              (68,857)         (94,675)         (96,341)
- Depreciation                                        (413,713)        (414,787)        (416,931)
- Personnel expenses                                   (53,614)         (61,185)         (70,115)
- Other operating expenses                             (75,869)         (89,348)         (90,200)
                                                       -------          -------          -------
Total operating expenses                              (944,294)      (1,102,433)      (1,181,308)
                                                       =======          =======          =======
Operating profit                       3               251,817          317,141          435,228
Net financing costs                    4              (193,647)        (309,723)        (348,396)
                                                       -------          -------          -------
Profit before taxation                                  58,170            7,418           86,832
Taxation                               5(a)                 --               --          (10,184)
                                                       -------          -------          -------
Net profit                                              58,170            7,418           76,648
                                                       =======          =======          =======

II   BALANCE SHEETS

                                                                      31 December
                                       Note              2001             2002             2003
                                                       RMB'000          RMB'000          RMB'000
                                                       -------          -------          -------
Revenue                                 2            1,196,111        1,419,574        1,616,536
Non-current assets
Property, plant and equipment, net      7            3,756,537        3,387,296         3,122,773
Deferred tax assets                     8               42,737           42,737            32,553
                                                       -------          -------          -------
                                                     3,799,274        3,430,033         3,155,326
                                                       -------          -------          -------
Current assets
Inventories                             9               97,428           90,444            85,669
Trade receivables                      10              697,830          719,460           588,235
Other receivables and prepayments      11               34,901           39,179            24,809
Amount due from HIPDC                  12                   --               --           154,845
Cash and cash equivalents              13              221,296          309,721            28,926
                                                       -------          -------          -------
                                                     1,051,455        1,158,804           882,484
                                                       -------          -------          -------
Current liabilities
Accounts payables and
  other liabilities                    14               48,480           52,770            57,019
Taxes payable                           5(b)           139,824          173,634           106,016
Amount due to HIPDC                    12              444,779          264,047                --
Staff welfare and bonus payable                         68,384           63,662            62,372
Short-term bank loans                  15(a)           513,148          768,982           312,584
Current portion of
  long-term loans from HIPDC           15(b)           338,419          345,770           262,617
                                                       -------          -------          -------
                                                     1,553,034        1,668,865           800,608
                                                       =======          =======          =======
Net current (liabilities)/assets                      (501,579)        (510,061)           81,876
                                                       =======          =======          =======
Total assets less current liabilities                3,297,695        2,919,972         3,237,202

Non-current liabilities
Long-term loans from HIPDC             15(b)         2,596,927        2,366,829         2,243,346
                                                       =======          =======          =======

Net assets                                             700,768          553,143           993,856
                                                       =======          =======          =======
Owners' equity                                         700,768          553,143           993,856
                                                       =======          =======          =======

III  STATEMENTS OF OWNERS' EQUITY

                                                      Total owners' equity

                                                                   RMB'000

Balance as at 1 January 2001                                     586,697

Net profit for the year                                           58,170

Net contributions                                                 55,901

Balance as at 31 December 2001                                   700,768

Net profit for the year                                            7,418

Net distributions                                               (155,043)

Balance as at 31 December 2002                                   553,143

Net profit for the year                                           76,648

Net contributions                                                364,065

Balance as at 31 December 2003                                   993,856

IV   STATEMENTS OF CASH FLOWS

                                                                Years ended 31 December
                                       Note              2001             2002             2003
                                                       RMB'000          RMB'000          RMB'000
                                                       -------          -------          -------
Cash flows from operating activities      (a)          512,240          545,017          700,073
                                                       -------          -------          -------

Cash flows from investing activities
Capital expenditure                                    (61,031)         (43,878)        (145,198)
Proceeds from disposal of property,
  plant and equipment                                    4,434               --               --
                                                       -------          -------          -------

Net cash used in investing activities                  (56,597)         (43,878)        (145,198)
                                                       -------          -------          -------


Cash flows from financing activities
Proceeds from bank loans                                    --               --           75,000
Proceeds from HIPDC loans                              239,330          255,834               --
Repayments of HIPDC loans                             (654,081)        (332,773)        (515,259)
Net funds received from HIPDC                           38,333               --               --
Net funds submitted to HIPDC                                --         (335,775)        (395,411)
                                                       -------          -------          -------

Net cash used in financing activities                 (376,418)        (412,714)        (835,670)
                                                       =======          =======          =======

Net increase/(decrease) in
  cash and cash equivalents                             79,225           88,425         (280,795)

Cash and cash equivalents at beginning of year         142,071          221,296          309,721
                                                       -------          -------          -------

Cash and cash equivalents at
end of year                                            221,296          309,721           28,926
                                                       =======          =======          =======



Significant non-cash transaction

     In 2003, in connection with the transformation of Chongqing Branch to Luohuang Power Plant, loans from HIPDC of RMB340,584,000 was capitalised as equity, loans from HIPDC of RMB237,584,000 was transferred to loan from Chongqing Investment.

     (a) Reconciliation of profit before taxation to cash flows from operating activities


                                                                                        Years ended 31 December
                                                                                 2001             2002            2003
                                                                              RMB'000          RMB'000         RMB'000

Profit before taxation                                                         58,170            7,418          86,832

Adjustments for:
   Depreciation                                                               413,713          414,787         416,931
   Interest income                                                             (3,014)          (5,535)         (1,775)
   Interest expense                                                           207,437          183,818         203,530
   Unrealised exchange (gains)/losses                                         (32,747)         110,026         117,809
   (Gains)/losses on disposal of property, plant and equipment                 (2,620)             828               6
   Decrease in inventories                                                     12,929            6,984           4,775
   Decrease/(increase) in trade receivables                                    15,351          (21,630)        131,225
   Decrease/(increase) in other receivables and prepayments                    25,647           (4,278)         14,370
   Increase/(decrease) in accounts payables and other liabilities               8,034            1,794          (2,967)
   Increase/(decrease) in taxes payable                                        15,776           33,810         (67,618)
   Decrease in staff welfare and bonus payable                                 (2,013)          (4,722)         (1,290)
                                                                             ---------        ---------       ---------

Cash generated from operations                                                716,663          723,300         901,828
   Interest received                                                            3,014            5,535           1,775
   Interest paid                                                             (207,437)        (183,818)       (203,530)
                                                                             ---------        ---------       ---------

Cash flows from operating activities                                          512,240          545,017         700,073
                                                                             =========        =========       =========

V     NOTES TO THE FINANCIAL INFORMATION

      1     Principal accounting policies

            (a)   Statement of compliance

                  The Financial Information has been prepared in accordance
            with IFRS promulgated by the International Accounting Standards Board and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

                  IFRS includes International Accounting Standards ("IAS") and
            Interpretations.

                  The measurement basis used in the preparation of the
            Financial Information is historical cost.

                  The preparation of the Financial Information in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  The accounting policies described below have been
            consistently applied by Luohuang Power Plant during the relevant period.

            (b) Property, plant and equipment and depreciation

                  Property, plant and equipment are stated at cost less
            accumulated depreciation and impairment losses (see note 1(d)). The cost of property, plant and equipment constructed by Luohuang Power Plant includes the cost of materials, direct labour, directly attributable costs of bringing the asset to working condition and location for its intended use, and the cost of borrowed funds used during construction.

                  Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

                  Depreciation is provided to write off the cost of property, plant and equipment on a straight line basis over their respective estimated useful lives of the assets. The rates of depreciation used are based on the following estimated useful lives:


            Buildings                                                     22-30 years
            Generators and related machinery and equipment                 8-13 years
            Motor vehicles, furniture, fixtures, equipment and others      6-13 years

            (c)   Construction in progress

                  Construction in progress is stated at cost less impairment losses (see note 1(d)). Cost comprises construction expenditure, including interest costs incurred during the construction period, the cost of related equipment, direct labour and other directly attributable costs.

                  Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. In respect of a generating unit, it is considered to be substantially ready for its intended use when the trial run period ends.

            (d)   Impairment

                  The carrying amounts of Luohuang Power Plant's property,
            plant and equipment, and construction in progress are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

                  (i)   Calculation of recoverable amount

                        The recoverable amount of an asset is the greater of
                  its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

                  (ii)  Reversal of impairment

                        An impairment loss is reversed if there has been a
                  change in the estimates used to determine the recoverable amount.

                        An impairment loss is reversed only to the extent that
                  the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised.

            (e)   Inventories

                  Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by Luohuang Power Plant, are stated at cost, less provision for obsolescence. Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of inventories is calculated on the weighted average basis.

            (f) Trade and other receivables

                  Trade and other receivables are stated at their cost less
            allowance for any amounts expected to be irrecoverable. An allowance is provided for based upon the evaluation of the recoverability of these accounts at the balance sheet date.

            (g) Cash and cash equivalents

                  Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short term, highly liquid investments that are readily convertible into known amounts of cash, which are subject to an insignificant risk of changes in value, and maturing within three months at acquisition.

            (h) Interest-bearing borrowings

                  Interest-bearing borrowings are recognised initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

            (i) Provisions and contingent liabilities

                  Provisions are recognised for liabilities of uncertain timing or amount when Luohuang Power Plant has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

                  Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

            (j)   Revenue recognition

                  Electricity income is recognised when electricity is supplied to the municipal power grid company.

            (k) Major overhauls, repairs and maintenance

                  Expenditure on major overhauls, repairs and maintenance is charged to the income statement as it is incurred.

            (l)   Borrowing costs

                  Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

            (m) Translation of foreign currencies

                  Foreign currency transactions are translated into Renminbi yuan at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi yuan at the rates ruling at the balance sheet date. Foreign currency translation differences relating to the funds borrowed to finance construction in progress, to the extent that they are regarded as an adjustment to interest costs, are capitalised during the construction period. All other exchange differences are dealt with in the combined income statement.

            (n)   Taxation

                  Income tax on the profit or loss comprises current and
            deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

                  Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

                  Deferred tax is provided, using the balance sheet liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not provided. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

                  A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

            (o)   Retirement plan

                  Luohuang Power Plant is required to make contributions to a retirement plan operated by the State at rates of 19%, 19% and 20% of the staff salaries for the years ended 31 December 2001, 2002 and 2003, respectively. A member of the plan is entitled to receive from the State a pension equal to a fixed proportion of his or her salary prevailing at the retirement date. In addition, Luohuang Power Plant participates in a defined contribution retirement plan, which is also operated by the State, and makes contributions to this plan at 15% of previous year's staff salaries, to supplement the above-mentioned plan. Luohuang Power Plant has no obligation to make payments in respect of pension benefits associated with these plans other than the annual contributions described above.

            (p)   Related parties

                  For the purposes of the Financial Information, parties are considered to be related to Luohuang Power Plant if Luohuang Power Plant has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where Luohuang Power Plant and the party are subject to common control or common significant influence.

            (q)   Segment reporting

                  A business segment is a distinguishable component of Luohuang
            Power Plant that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, Luohuang Power Plant has one operating segment, which is the generation and sale of electricity. All the operating activities of Luohuang Power Plant are carried out in the PRC.

      2     Revenue

            Revenue represents the sale of electricity to municipal power grid company, net of value added tax ("VAT").

      3     Operating profit

            Operating profit is arrived at after charging:


                                                                                        Years ended 31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

      Depreciation of property, plant and equipment                           413,713         414,787          416,931
      Cost of inventories                                                     412,577         497,467          583,199
      Contribution to retirement plans                                          9,405          10,453           12,054
      Auditors' remuneration                                                        -               -                -
                                                                             ========        ========         ========

      4     Net financing costs

                                                                                  Years ended 31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

      Interest on bank loans and other borrowings repayable within             37,977          36,925           68,591
      five years
      Interest on other loans                                                 169,460         146,893          134,939
                                                                             ---------        ---------       ---------

      Total interest expense                                                  207,437         183,818          203,530

      Interest income                                                          (3,014)         (5,535)          (1,775)
      Exchange (gains)/losses                                                 (20,680)        122,662          139,034
      Others                                                                    9,904           8,778            7,607
                                                                             ---------       ---------       ---------

                                                                              193,647         309,723          348,396
                                                                             =========       =========       ==========

      No interest expense was capitalised during the relevant period.

      5     Taxation

            (a) Taxation in the statements of income comprises:

                                                                                  Years ended 31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

            Deferred taxation (note 8)                                              -               -         (10,184)
                                                                             =========       =========       ==========

            Effective from 1 January 1999, in accordance with the PRC income tax rules and regulations applicable to Sino-foreign investment enterprises investing in energy business, the reduced income tax rate of 15% is applicable to such enterprises. Luohuang Power Plant originally operated as a branch of HIPDC, a Sino-foreign investment enterprises investing in energy business, was entitled to this tax privilege.

            Luohuang Power Plant, originally operated as a branch of HIPDC, was exempted from PRC income tax for two years starting from the first profit-making year after deducting all the brought forward tax losses, and followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday"). The first profit-making year of Luohuang Power Plant is 2003. Accordingly, no provision for PRC income tax has been made during the relevant period.

            Following the transformation to a limited liability company, Luohuang Power Plant's PRC income tax rate is 15% as it is located in the western region of the PRC, and is now no longer entitled to the tax holiday as mentioned in the preceding paragraph.

            No deferred tax assets in respect of tax losses have been recognised during the relevant period as the applicable tax rate in the years in which the tax losses expected to be realised is zero percent.

            The deferred tax charge in 2003 is due to the effect of increase in effective tax rate.

            (b) Taxes payable in the balance sheets represents:


                                                                                            31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

            Taxes payable other than PRC income tax                           139,824         173,634          106,016
                                                                             =========       =========       ==========

            Taxes payable other than PRC income tax mainly represents VAT payable.

      6     Emoluments of directors and senior management

            (a)   Directors' emoluments

                  No directors' emoluments were paid during the relevant period.

            (b)   Senior management's emoluments

                  Details of emoluments paid to the five highest paid
            individuals are as follows:


                                                                                       Years ended 31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

            Salaries, allowances and benefits in kind                             563             598              734
            Retirement benefits                                                    88             103              122
                                                                             ---------       ---------       ----------
                                                                                  651             701              856
                                                                             =========       =========       ==========

                  An analysis of emoluments paid to the five highest paid
            individuals by number of individuals and emoluments range is as follows:

                                                                                       Years ended 31 December
                                                                                 2001            2002             2003

            RMB Nil - RMB 1,000,000                                                 5               5                5
                                                                             =========       =========       ==========

                  There was no arrangement under which an employee waived any remuneration during the relevant period.

      7     Property, plant and equipment, net


                                                                      Generators        Motor
                                                                             and    vehicles,
                                                                         related   furniture,
                                                                       machinery    fixtures,
                                                                             and    equipment  Construction
                                                           Buildings   equipment   and others   in progress        Total
                                                             RMB'000     RMB'000      RMB'000       RMB'000      RMB'000

      Cost:
      Balance at 1 January 2001                              441,225   6,071,182       23,970         8,465    6,544,842
      Additions                                                4,851      22,799        3,450        29,931       61,031
      Transferred from construction in progress                    -      15,760            -       (15,760)           -
      Disposals                                               (4,157)        (32)      (3,815)            -       (8,004)
                                                           ---------   ---------    ---------      --------   ----------

      Balance at 31 December 2001                            441,919   6,109,709       23,605        22,636    6,597,869
                                                           ---------   ---------    ---------      --------   ----------

      Accumulated depreciation:
      Balance at 1 January 2001                             (160,714) (2,252,310)     (20,785)            -   (2,433,809)
      Charge for the year                                    (16,632)   (396,127)        (954)            -     (413,713)
      Reversal upon disposal                                   2,343          32        3,815             -        6,190
                                                           ---------   ---------    ---------      --------   ----------

      Balance at 31 December 2001                           (175,003) (2,648,405)     (17,924)            -   (2,841,332)
                                                           =========   =========    =========      ========   ==========

      Net book value at 31 December 2001                     266,916   3,461,304        5,681        22,636    3,756,537
                                                           =========   =========    =========      ========   ==========
      Cost:
      Balance at 1 January 2002                              441,919   6,109,709       23,605        22,636    6,597,869
      Additions                                                    -      20,941        6,767        18,666       46,374
      Transferred from construction  in progress                   -      15,650            -       (15,650)           -
      Disposals                                               (1,302)       (434)      (3,286)            -       (5,022)
                                                           ---------   ---------    ---------      --------   ----------

      Balance at 31 December 2002                            440,617   6,145,866       27,086        25,652    6,639,221
                                                           ---------   ---------    ---------      --------   ----------

      Accumulated depreciation:
      Balance at 1 January 2002                             (175,003) (2,648,405)     (17,924)            -   (2,841,332)
      Charge for the year                                    (16,433)   (396,651)      (1,703)            -     (414,787)
      Reversal upon disposal                                     637         364        3,193             -        4,194
                                                           ---------   ---------    ---------      --------   ----------

      Balance at 31 December 2002                           (190,799) (3,044,692)     (16,434)            -   (3,251,925)
                                                           =========   =========    =========      ========   ==========
      Net book value at 31 December 2002                     249,818   3,101,174       10,652        25,652    3,387,296
                                                           =========   =========    =========      ========   ==========

      Cost:
      Balance at 1 January 2003                              440,617   6,145,866       27,086        25,652    6,639,221
      Additions                                                  671       5,046        3,990       142,707      152,414
      Transferred from construction in progress                    -      53,794            -       (53,794)           -
      Disposals                                                    -       (412)            -             -         (412)
                                                           ---------   ---------    ---------      --------   ----------

      Balance at 31 December 2003                            441,288   6,204,294       31,076       114,565    6,791,223
                                                           =========   =========    =========      ========   ==========

      Accumulated depreciation:
      Balance at 1 January 2003                             (190,799) (3,044,692)     (16,434)            -   (3,251,925)
      Charge for the year                                    (16,402)   (398,861)      (1,668)            -     (416,931)
      Reversal upon disposal                                       -         406            -             -          406
                                                           ---------   ---------    ---------      --------   ----------

      Balance at 31 December 2003                           (207,201) (3,443,147)     (18,102)            -   (3,668,450)
                                                           =========   =========    =========      ========   ==========
      Net book value at 31 December 2003                     234,087   2,761,147       12,974       114,565    3,122,773
                                                           =========   =========    =========      ========   ==========

            All of Luohuang Power Plant's buildings are located in the PRC.

            The land occupied by Luohuang Power Plant was allocated by the PRC government at nil consideration and cannot be transferred, leased nor mortgaged.

            The construction in progress as at 31 December 2003 mainly represents costs incurred for the Phase III Project.

      8     Deferred tax assets

            Deferred tax assets and deferred tax liabilities are attributable to the items set out below:


                                       Assets                     Liabilities                   Net balance
                                   2001      2002      2003     2001      2002      2003      2001      2002      2003
                                RMB'000   RMB'000   RMB'000  RMB'000   RMB'000   RMB'000   RMB'000   RMB'000   RMB'000

      Provision for
      receivables                48,548    48,548    49,021        -         -         -    48,548    48,548    49,021
      Provision for
      inventories                 1,076     1,076     1,076        -         -         -     1,076     1,076     1,076
      Property, plant and
      equipment                       -         -         -   (6,887)   (6,887)  (17,544)   (6,887)   (6,887)  (17,544)
                                 ------    ------    ------   ------    ------   -------    ------    ------   -------
      Deferred tax assets/
      (liabilities)              49,624    49,624    50,097   (6,887)   (6,887)  (17,544)   42,737    42,737    32,553
                                 ======    ======    ======   ======    ======   =======    ======    ======   =======

            There was no movement in temporary differences in 2001 and 2002. The movements in temporary differences in 2003 are as follows:


                                                                           Balance at   Recognised in       Balance at
                                                                            1 January    statement of      31 December
                                                                                 2003          income             2003
                                                                              RMB'000         RMB'000          RMB'000

       Provision for receivables                                               48,548             473           49,021
       Provision for inventories                                                1,076               -            1,076
       Property, plant and equipment                                           (6,887)        (10,657)         (17,544)
                                                                             --------        --------          -------

       Net deferred tax assets/(liabilities)                                   42,737         (10,184)          32,553
                                                                             ========        ========          =======
                                                                                          (note 5(a))

      9     Inventories

                                                                                             31 December
                                                                                 2001            2002            2003
                                                                              RMB'000         RMB'000         RMB'000

       Coal                                                                     8,670          14,747          14,045
       Fuel oil                                                                 6,560           2,598           3,822
       Materials, components and spare parts                                   82,198          73,099          67,802
                                                                             --------        --------          -------

                                                                               97,428          90,444          85,669
                                                                             ========        ========          =======

            The carrying amount of materials, components and spare parts is net of a provision for obsolescence amounting to approximately RMB9,133,000, RMB8,197,000 and RMB7,171,000 as at 31 December 2001, 2002 and 2003,
      respectively.

      10    Trade receivables, net


                                                                                            31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

      Trade receivables                                                     1,074,465       1,069,682          907,979
      Less: Allowance for doubtful accounts                                  (376,635)       (350,222)        (319,744)
                                                                            ---------       ---------         --------

                                                                              697,830         719,460          588,235
                                                                            =========       =========         ========

            The following table summarises the changes in the allowance for doubtful accounts for each of the years in the three-year period ended 31
      December 2003:

                                                                                        Years ended 31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

      Balance at 1 January                                                    376,635         376,635          350,222
      Trade receivables written off                                                 -         (26,413)         (30,478)
                                                                             --------        --------          -------

      Balance at 31 December                                                  376,635         350,222          319,744
                                                                             ========        ========          =======

            Luohuang Power Plant usually grants one month credit period to the municipal power grid company from the end of the month in which the sales are made.

      Ageing analysis of trade receivables is as follows:

                                                                                            31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

      Current, within one month                                               139,523         193,830          190,144
      Overdue                                                                 558,307         525,630          398,091
                                                                             --------        --------          -------

                                                                              697,830         719,460          588,235
                                                                             ========        ========          =======

      11    Other receivables and prepayments

                                                                                            31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

      Prepayments for coals                                                    10,647           5,952              822
      Prepayments for materials                                                 2,972           6,373              894
      Others                                                                   21,282          26,854           23,093
                                                                             --------        --------          -------

                                                                               34,901          39,179           24,809
                                                                             ========        ========          =======

      12    Amount due from/to HIPDC

            The amount due from/to HIPDC is interest free, unsecured and receivable/repayable on demand.

      13    Cash and cash equivalents

                                                                                            31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

      Cash at bank and in hand                                                 80,628          63,473           28,926
      Cash deposited with a related party (note)                              140,668         246,248                -
                                                                             --------        --------          -------
                                                                              221,296         309,721           28,926
                                                                             ========        ========          =======

      Note: It represents cash deposited with China Huaneng Finance Company
            ("Huaneng Finance"), a subsidiary company of China Huaneng
            Group, the ultimate holding company of the Company.

      14    Accounts payables and other liabilities

                                                                                            31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

      Accounts payables                                                        27,108          36,025           24,540
      Payables for construction projects                                        5,140           7,636           14,852
      Other payables                                                           16,232           9,109           17,627
                                                                             --------        --------          -------

                                                                               48,480          52,770           57,019
                                                                             ========        ========          =======

            The accounts payables as at 31 December 2001, 2002 and 2003 was due within one month or on demand.

      15    Interest bearing loans and borrowings

            The following provides information about the contractual terms of Luohuang Power Plant's interest bearing loans and borrowings:

            (a)   Short-term bank loans

                                                                                         31 December
                                                                                2001             2002             2003
                                                                             RMB'000          RMB'000          RMB'000

            Bank loan                                                              -                -           75,000
            Loan from HIPDC                                                  513,148          768,982                -
            Loan from Chongqing Investment                                         -                -          237,584
                                                                             --------        --------          -------

            Total                                                            513,148          768,982          312,584
                                                                             ========        ========          =======

            The interest rate of the short-term bank loan was 4.54% per annum as at 31 December 2003. The interest rate of the loan from HIPDC was 5.76% per annum as at 31 December 2001 and 2002. The interest rate of the loan from Chongqing Investment was 5.31% per annum as at 31 December 2003.

            (b)   Long-term loans from HIPDC

                                                                                               31 December
                                     Interest rate and final maturity                 2001          2002          2003
                                                                                   RMB'000       RMB'000       RMB'000
            Loans from HIPDC
            (note 1):
               -US dollars           Fixed interest rates ranging from
                  denominated        5.95% to 6.97% per annum with
                                     maturities through 2011                     2,079,882     1,870,212     1,660,244

               -US dollars           Floating interest rate at 2.3% per
                  denominated        annum as at 31 December 2002                  183,741        91,878             -

               -France Francs/Euro   Fixed interest rate at 2% per annum
                  dollars            with maturities through 2024                  671,723       750,509       845,719
                  denominated
                  (note 2)
                                                                                 ---------     ---------     ---------
                                                                                 2,935,346     2,712,599     2,505,963
               Less: current portion                                              (338,419)     (345,770)     (262,617)
                                                                                 ---------     ---------     ---------

               Non-current portion                                               2,596,927     2,366,829     2,243,346
                                                                                 =========     =========     =========

            Note  1: Foreign currency denominated loans from HIPDC is
                     originated from loans borrowed by HIPDC from overseas banks. HIPDC on-lent these loans to Luohuang Power Plant at cost.

            Note 2: The loan denominated in France Francs was converted to Euro dollar denominated loan on 1 January 2002.

            The aggregate maturities of Luohuang Power Plant's long-term loans subsequent to 31 December 2003 are as follows:

                                                                       RMB'000

      2004                                                             262,617
      2005                                                             262,641
      2006                                                             264,853
      2007                                                             264,853
      2008                                                             264,853
      Thereafter                                                     1,186,146
                                                                  -------------

      Total                                                          2,505,963
                                                                  =============

            In 2003, in connection with the transformation of Chongqing Branch to Luohuang Power Plant, loans from HIPDC of RMB340,584,000 was capitalised as equity, loans from HIPDC of RMB237,584,000 was transferred to loan from Chongqing Investment.

      16    Capital commitments

            Luohuang Power Plant had capital commitments as follows:

                                                                               31 December
                                                                  2001              2002              2003
                                                               RMB'000           RMB'000           RMB'000

      Authorised and contracted for                              2,475             3,036           905,179
      Authorised but not contracted for                            437               562         3,696,655
                                                                ------             -----         ---------

                                                                 2,912             3,598         4,601,834
                                                                ======             =====         =========

            Capital commitments as at 31 December 2003 mainly relate to the Phase III Project.

      17    Concentration of risks

            (a)   Credit and concentration risk

                  The carrying amounts of cash and cash equivalents, trade
            receivables, amount due from HIPDC, other receivables and prepayments represent Luohuang Power Plant's maximum exposure to credit risk in relation to financial assets. Luohuang Power Plant sells the electricity generated to its sole customer, the municipal power grid company. Luohuang Power Plant maintains an allowance for doubtful accounts in respect of those overdue debts after evaluation of the recoverability of the receivable at the balance sheet date.

                  Substantially all of Luohuang Power Plant's cash and cash
            equivalents are deposited with the four largest state-owned banks of the PRC.

                  Luohuang Power Plant does not have concentrations of
            available sources of labour, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact their operations.

            (b)   Interest rate risk

                  The interest rates and terms of repayment of the outstanding loans and borrowings of Luohuang Power Plant is disclosed in note
            15.

            (c)   Currency risk

                  Luohuang Power Plant has foreign currency risk as a portion of its long-term loans are denominated in foreign currency, principally in US dollars and Euro dollar as described in note 15. Fluctuation of exchange rates of Renminbi against foreign currencies could affect Luohuang Power Plant's results of operations.

      18    Related party transactions

            The principal related party transactions with related parties, which were carried out in the ordinary course of business, are as follows:

                                                                                         Years ended 31 December
      Transaction                                                    Note           2001           2002           2003
                                                                                 RMB'000        RMB'000        RMB'000

      Interests on loans                                                a        207,437        183,818        203,530
      Management fee                                                    b          9,093         11,636         13,172
      Interest income on deposits                                       c             63          2,053          1,012
      Purchase of raw materials                                         d         27,331         32,732         34,114

      Notes:

      (a) This represents interest incurred in relation to loans borrowed from HIPDC. Details of loans borrowed from HIPDC are disclosed in note 15.

      (b) This represents fees paid to HIPDC in connection with the provision of management services to Luohuang Power Plant. The fee is charged based on the volume of electricity generation.

      (c) This represents interest income derived from cash deposited with Huaneng Finance. Details of cash deposited with Huaneng Finance are disclosed in note 13.

      (d) This represents production materials purchased from an associated company of HIPDC. The transaction was entered into in the normal commercial terms.

      19    Fair values of financial instruments

            Financial assets of Luohuang Power Plant include cash and cash equivalents, trade receivables, amount due from HIPDC and other receivables and prepayments. Financial liabilities of Luohuang Power Plant include interest-bearing loans and borrowings, accounts payables and other liabilities, taxes payable, amount due to HIPDC and staff welfare and bonus payable. Luohuang Power Plant does not hold nor issue financial instruments for trading purposes.

            The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS
      39. Fair value estimates, methods and assumptions, set forth below for Luohuang Power Plant's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Financial Information. The estimated fair value amounts have been determined by Luohuang Power Plant using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Luohuang Power Plant could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

            The following summarises the major methods and assumptions used in estimating the fair values of Luohuang Power Plant's financial instruments.

            The carrying amounts of cash and cash equivalents, trade receivables, other receivables and prepayments, short-term interest-bearing loans and borrowings, accounts payables and other liabilities, taxes payables, amount due from/to HIPDC and staff welfare and bonus payable approximate to fair value due to the short-term maturity of these instruments.

            The estimated fair value of long-term debt, including current maturities, was RMB2,322 million, RMB2,108 million and RMB1,892 million as at 31 December 2001, 2002 and 2003, respectively. The fair value of long-term debt is determined by discounting the stream of future payments of interest and principal at the interest rates available to Luohuang Power Plant for similar indebtedness. The book value of these long-term debts was RMB2,080 million, RMB1,870 million and RMB1,660 million as at 31 December 2001, 2002 and 2003, respectively.

      20    Distributable reserves

            Luohuang Power Plant had no distributable reserve as at 31 December 2003.

VI    ULTIMATE HOLDING COMPANY

            The management of Luohuang Power Plant considers the ultimate holding company to be Huaneng Group.

VII   SUBSEQUENT FINANCIAL STATEMENTS

            No audited financial statements have been prepared by Luohuang Power Plant in respect of any period subsequent to 31 December 2003.

                                                       Yours faithfully
                                                              KPMG
                                                  Certified Public Accountants
                                                        Hong Kong, China

--------------------------------------------------------------------------------
APPENDIX V         ACCOUNTANTS' REPORT OF YINGKOU POWER PLANT
--------------------------------------------------------------------------------

      The following is the text of a report, prepared for the purpose of inclusion in this circular, received from the independent reporting accountants, KPMG, Certified Public Accountants, Hong Kong. As described in the section headed "Documents for inspection" in Appendix X, a copy of the following accountants' report is available for inspection.

[GRAPHIC OMITTED]                                           8th Floor
                                                            Prince's Building
                                                            10 Chater Road
                                                            Hong Kong

                                                            29 April 2004

The Directors
Huaneng Power International, Inc.

Dear Sirs,

INTRODUCTION

      We set out below our report on the financial information relating to Huaneng International Power Development Corporation, Yingkou Branch Company ("Yingkou Power Plant"), in Sections I to VI below (the "Financial Information"), including the balance sheets of Yingkou Power Plant as at 31 December 2001, 2002 and 2003, the statements of income, head office account and cash flows of Yingkou Power Plant for each of the years in the three-year period ended 31 December 2003 (the "relevant period"), for inclusion in the shareholders' circular of Huaneng Power International, Inc. ("the Company") dated 29 April 2004 (the "Circular").

      Yingkou Power Plant is a branch of Huaneng International Power Development Corporation ("HIPDC"), the immediate holding company of the Company, established in March 1987 in Liaoning Province, the People's Republic of China ("the PRC"). It owns and operates two coal-fired generating units with installed capacity of 320 MW each. The generating units commenced commercial operation in January and December 1996 respectively.

      The financial statements of Yingkou Power Plant were not audited by any independent auditors during the relevant period.

      Pursuant to the transfer agreement entered into between the Company and HIPDC on 16 April 2004, as described more fully in the section headed "Transfer Agreements" in the letter from the Board contained in the Circular, the Company will acquire from HIPDC all of Yingkou Power Plant's assets and assumption of all its liabilities.

BASIS OF PREPARATION

      The Financial Information has been prepared by the management of Yingkou Power Plant based on the management accounts of Yingkou Power Plant to conform with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards and interpretations.

RESPONSIBILITY

      The preparation of the Financial Information, which gives a true and fair view, is the responsibility of Yingkou Power Plant's management. In preparing the Financial Information which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

      It is our responsibility to form an independent opinion, based on our audit, on the Financial Information.

BASIS OF OPINION

      For the purpose of this report, we have audited the Financial Information of Yingkou Power Plant for the relevant period and carried out such procedures as we considered necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants ("HKSA"). We have not audited any financial statements of Yingkou Power Plant in respect of any period subsequent to 31 December 2003.

      We conducted our audit in accordance with Statements of Auditing Standards issued by HKSA. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information. It also includes an assessment of the significant estimates and judgements made by management in the preparation of the Financial Information, and of whether the accounting policies are appropriate to Yingkou Power Plant's circumstances, consistently applied and adequately disclosed.

      We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information is free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of the Financial Information. We believe that our audit provides a reasonable basis for our opinion.

OPINION

      In our opinion, the Financial Information, for the purpose of this report and on the basis stated above, gives a true and fair view of the state of affairs of Yingkou Power Plant as at 31 December 2001, 2002 and 2003 and of the results and cash flows of Yingkou Power Plant for each of the years in the three-year period ended 31 December 2003 and has been properly prepared in accordance with IFRS.


I     STATEMENTS OF INCOME

                                                                                     Years ended 31 December
                                                                 Note                2001          2002           2003
                                                                                  RMB'000       RMB'000        RMB'000

Revenue                                                           2               722,873       812,694        944,803
                                                                             ------------  ------------   ------------
Operating expenses
   - Fuel                                                                        (270,094)     (319,969)      (399,778)
   - Repairs and maintenance                                                      (22,010)      (19,607)       (30,047)
   - Depreciation                                                                (265,355)     (267,523)      (268,289)
   - Personnel expenses                                                           (52,408)      (59,941)       (60,480)
   - Other operating expenses                                                     (48,655)      (40,780)       (49,071)
                                                                             ------------  ------------   ------------
Total operating expenses                                                         (658,522)     (707,820)      (807,665)
                                                                             ------------  ------------   ------------
Operating profit                                                  3                64,351       104,874        137,138
Net financing costs                                               4               (89,718)      (97,823)       (45,662)
                                                                             ------------  ------------   ------------

(Loss)/profit before taxation                                                     (25,367)        7,051         91,476
Taxation                                                         5(a)                   -             -              -
                                                                             ------------  ------------   ------------

Net (loss)/profit                                                                 (25,367)        7,051         91,476
                                                                             ============  ============   ============


II    BALANCE SHEETS

                                                                                           31 December
                                                                 Note                2001          2002           2003
                                                                                  RMB'000       RMB'000        RMB'000

Non-current assets
Property, plant and equipment, net                                7             2,576,884     2,356,726      2,136,512
                                                                             ------------  ------------   ------------
Current assets
Inventories                                                       8                30,490        34,280         21,043
Trade receivables                                                 9                57,433       157,122        204,287
Other receivables and prepayments                                                   6,846         8,352         12,013
Cash and cash equivalents                                         10              134,968        38,191         75,700
                                                                             ------------  ------------   ------------

                                                                                  229,737       237,945        313,043
                                                                             ------------  ------------   ------------
Current liabilities
Accounts payables and other liabilities                           11               32,547        76,770         27,393
Taxes payable                                                    5(b)              16,166        10,689         17,713
Amount due to HIPDC                                               12              915,084     1,354,009      1,264,653
                                                                             ------------  ------------   ------------

                                                                                  963,797     1,441,468      1,309,759
                                                                             ------------  ------------   ------------
Net current liabilities                                                          (734,060)   (1,203,523)      (996,716)
                                                                             ------------  ------------   ------------
Total assets less current liabilities                                           1,842,824     1,153,203      1,139,796
                                                                             ------------  ------------   ------------
Non-current liabilities
Long-term loans from HIPDC                                      13(a)           1,086,830       590,158        614,275
Long-term bank loans                                            13(b)             329,000       129,000              -
                                                                             ------------  ------------   ------------
                                                                                1,415,830       719,158        614,275
                                                                             ------------  ------------   ------------
Net assets                                                                        426,994       434,045        525,521
                                                                             ============  ============   ============

Head office account                                                               426,994       434,045        525,521
                                                                             ============  ============   ============

III   STATEMENTS OF HEAD OFFICE ACCOUNT

                                                                                                            Total head
                                                                                                        office account
                                                                                                               RMB'000

Balance as at 1 January 2001                                                                                   452,361
Net loss for the year                                                                                          (25,367)
                                                                                                              --------

Balance as at 31 December 2001                                                                                 426,994
Net profit for the year                                                                                          7,051
                                                                                                              --------

Balance as at 31 December 2002                                                                                 434,045
Net profit for the year                                                                                         91,476
                                                                                                              --------

Balance as at 31 December 2003                                                                                 525,521
                                                                                                              ========

IV    STATEMENTS OF CASH FLOWS

                                                                                         Years ended 31 December
                                                                 Note                2001          2002           2003
                                                                                  RMB'000       RMB'000        RMB'000

Cash flows from operating activities                             (a)              298,309       241,946        287,217
                                                                             ------------  ------------   ------------
Cash flows from investing activities
Capital expenditure                                                               (28,288)      (50,384)       (55,469)
Proceeds from disposal of property, plant and equipment                               467         2,168              -
                                                                             ------------  ------------   ------------

Net cash used in investing activities                                             (27,821)      (48,216)       (55,469)
                                                                             ------------  ------------   ------------
Cash flows from financing activities
Repayments of bank loans                                                          (97,490)     (200,000)      (129,000)
Proceeds from HIPDC loans                                                         199,662             -         24,117
Repayments of HIPDC loans                                                               -      (529,432)             -
Net funds received from HIPDC                                                           -       438,925              -
Net funds submitted to HIPDC                                                     (260,396)            -        (89,356)
                                                                             ------------  ------------   ------------

Net cash used in financing activities                                            (158,224)     (290,507)      (194,239)
                                                                             ------------  ------------   ------------

Net increase/(decrease) in cash and cash equivalents                              112,264       (96,777)        37,509

Cash and cash equivalents at beginning of year                                     22,704       134,968         38,191
                                                                             ------------  ------------   ------------

Cash and cash equivalents at  end of year                                         134,968        38,191         75,700
                                                                            ============= =============  =============

      (a) Reconciliation of (loss)/profit before taxation to cash flows from operating activities


                                                                                        Years ended 31 December
                                                                                 2001             2002            2003
                                                                              RMB'000          RMB'000         RMB'000

(Loss)/profit before taxation                                                 (25,367)           7,051          91,476

Adjustments for:
   Depreciation                                                               265,355          267,523         268,289
   Interest income                                                               (499)            (293)           (250)
   Interest expenses                                                           78,937           61,488          38,403
   Unrealised exchange (gains)/losses                                         (11,383)          32,760               -
   (Gains)/losses from disposal of property, plant and equipment                  (40)              98             258
   Decrease/(increase) in inventories                                           7,747           (3,790)         13,237
   Decrease/(increase) in trade receivables                                    98,858          (99,689)        (47,165)
   Decrease/(increase) in other receivables and prepayments                     2,022           (1,506)         (3,661)
   (Decrease)/increase in accounts payables and other liabilities             (26,320)          44,976         (42,241)
   (Decrease)/increase in taxes payable                                       (12,563)          (5,477)          7,024
                                                                             --------         --------       ---------

Cash generated from operations                                                376,747          303,141         325,370
   Interest received                                                              499              293             250
   Interest paid                                                              (78,937)         (61,488)        (38,403)
                                                                             --------         --------       ---------

Cash flows from operating activities                                          298,309          241,946         287,217
                                                                             ========         ========       =========

V     NOTES TO THE FINANCIAL INFORMATION

      1     Principal accounting policies

            (a)   Statement of compliance

                  The Financial Information has been prepared in accordance
            with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

                  IFRS includes International Accounting Standards ("IAS") and
            Interpretations.

                  The measurement basis used in the preparation of the
            Financial Information is historical cost.

                  The preparation of the Financial Information in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  The accounting policies described below have been
            consistently applied by Yingkou Power Plant during the relevant period.

            (b) Property, plant and equipment and depreciation

                  Property, plant and equipment are stated at cost less
            accumulated depreciation and impairment losses (see note 1(d)). The cost of property, plant and equipment constructed by Yingkou Power Plant includes the cost of materials, direct labour, directly attributable costs of bringing the asset to working condition and location for its intended use, and the cost of borrowed funds used during construction.

                  Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

                  Depreciation is provided to write off the cost of property, plant and equipment on a straight line basis over their respective estimated useful lives of the assets. The rates of depreciation used are based on the following estimated useful lives:


            Buildings                                                                                     22-30 years
            Generators and related machinery and equipment                                                 8-13 years
            Motor vehicles, furniture, fixtures, equipment and others                                       6-8 years

            (c)   Construction in progress

                  Construction in progress is stated at cost less impairment losses (see note 1(d)). Cost comprises construction expenditure, including interest costs incurred during the construction period, the cost of related equipment, direct labour and other directly attributable costs.

                  Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. In respect of a generating unit, it is considered to be substantially ready for its intended use when the trial run period ends.

            (d)   Impairment

                  The carrying amounts of Yingkou Power Plant's property, plant and equipment, and construction in progress are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

                  (i)   Calculation of recoverable amount

                        The recoverable amount of an asset is the greater of
                  its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

                  (ii)  Reversal of impairment

                        An impairment loss is reversed if there has been a
                  change in the estimates used to determine the recoverable amount.

                        An impairment loss is reversed only to the extent that
                  the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised.

            (e)   Inventories

                  Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by Yingkou Power Plant, are stated at cost, less provision for obsolescence. Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of inventories is calculated on the weighted average basis.

            (f) Trade and other receivables

                  Trade and other receivables are stated at their cost less
            allowance for any amounts expected to be irrecoverable. An allowance is provided for based upon the evaluation of the recoverability of these accounts at the balance sheet date.

            (g) Cash and cash equivalents

                  Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short term, highly liquid investments that are readily convertible into known amounts of cash, which are subject to an insignificant risk of changes in value, and maturing within three months at acquisition.

            (h) Interest-bearing borrowings

                  Interest-bearing borrowings are recognised initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

            (i) Provisions and contingent liabilities

                  Provisions are recognised for liabilities of uncertain timing or amount when Yingkou Power Plant has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

                  Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

            (j)   Revenue recognition

                  Electricity income is recognised when electricity is supplied to the provincial power grid company.

            (k) Major overhauls, repairs and maintenance

                  Expenditure on major overhauls, repairs and maintenance is charged to the income statement as it is incurred.

            (l)   Borrowing costs

                  Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

            (m) Translation of foreign currencies

                  Foreign currency transactions are translated into Renminbi yuan at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi yuan at the rates ruling at the balance sheet date. Foreign currency translation differences relating to the funds borrowed to finance construction in progress, to the extent that they are regarded as an adjustment to interest costs, are capitalised during the construction period. All other exchange differences are dealt with in the income statement.

            (n)   Taxation

                  Income tax on the profit or loss comprises current and
            deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

                  Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

                  Deferred tax is provided, using the balance sheet liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not provided. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

                  A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

            (o)   Retirement plan

                  Yingkou Power Plant is required to make contributions to a retirement plan operated by the State at rates of 19%, 20% and 20% of the staff salaries for the years ended 31 December 2001, 2002 and 2003 respectively. A member of the plan is entitled to receive from the State a pension equal to a fixed proportion of his or her salary prevailing at the retirement date. In addition, Yingkou Power Plant participates in a defined contribution retirement plan, which is also operated by the State, and makes contributions to this plan at 15% of previous year's staff salaries, to supplement the above-mentioned plan. Yingkou Power Plant has no obligation to make payments in respect of pension benefits associated with these plans other than the annual contributions described above.

            (p)   Related parties

                  For the purposes of the Financial Information, parties are considered to be related to Yingkou Power Plant if Yingkou Power Plant has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where Yingkou Power Plant and the party are subject to common control or common significant influence.

            (q)   Segment reporting

                  A business segment is a distinguishable component of Yingkou
            Power Plant that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, Yingkou Power Plant has one operating segment, which is the generation and sale of electricity. All the operating activities of Yingkou Power Plant are carried out in the PRC.

      2     Revenue

            Revenue represents the sale of electricity to provincial power grid company, net of value added tax ("VAT").

      3     Operating profit

            Operating profit is arrived at after charging:

                                                                                       Years ended 31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

      Depreciation of property, plant and equipment                           265,355         267,523          268,289
      Cost of inventories                                                     284,553         331,751          411,976
      Contribution to retirement plans                                          5,652          11,598           11,686
      Auditors' remuneration                                                        -               -                -
                                                                            =========       =========        =========

      4     Net financing costs

                                                                                       Years ended 31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

      Interest on bank loans and other borrowings repayable  within            22,458          10,376            1,996
      five years
      Interest on other loans                                                  56,479          51,112           36,407
                                                                            ---------       ---------        ---------

      Total interest expense                                                   78,937          61,488           38,403
      Interest income                                                           (499)           (293)            (250)
      Exchange losses                                                           9,917          36,348            7,097
      Others                                                                    1,363             280              412
                                                                            ---------       ---------        ---------

                                                                               89,718          97,823           45,662
                                                                            =========       =========        =========

      No interest expense was capitalised during the relevant period.

      5     Taxation

            (a) Effective from 1 January 1999, in accordance with the PRC income tax rules and regulations applicable to Sino-foreign investment enterprises investing in energy business, the reduced income tax rate of 15% is applicable to such enterprises. Yingkou Power Plant, operated as a branch of HIPDC, a Sino-foreign investment enterprise investing in energy business, is entitled to this tax privilege.

                  Yingkou Power Plant, originally operated as a branch of HIPDC, was exempted from PRC income tax for two years starting from the first profit-making year after deducting all the brought forward tax losses, and followed by a 50% reduction of the applicable tax rate for the next three years. Up to 31 December 2003, the brought forward tax losses have not been fully covered, and accordingly, no provision for PRC income tax has been made during the relevant period.

                  No deferred tax assets in respect of tax losses have been recognised as the applicable tax rate in the years in which the tax losses expected to be realised is zero percent.

            (b) Taxes payable as at 31 December 2001, 2002 and 2003 mainly represent VAT payable.

      6     Emoluments of senior management

            (i)   Directors' emoluments

                  No board of directors or similar corporate governance body was established by Yingkou Power Plant during the relevant period.

            (ii) Details of emoluments paid to the five highest paid individuals are as follows:

                                                                                  Years ended 31 December
                                                                                2001             2002             2003
                                                                             RMB'000          RMB'000          RMB'000

            Salaries, allowances and benefits in kind                            435              458              500
            Retirement benefits                                                   70               45               58
                                                                           ---------         --------          -------

                                                                                 505              503              558
                                                                           =========         ========          =======

            An analysis of emoluments paid to the five highest paid individuals by number of individuals and emoluments ranges is as follows:

                                                                                  Years ended 31 December
                                                                                2001             2002             2003

            RMB Nil - RMB100,000                                                   5                5                5
                                                                           =========         ========          =======

            There was no arrangement under which an employee waived any remuneration during the relevant period.

      7     Property, plant and equipment, net


                                                                      Generators        Motor
                                                                             and    vehicles,
                                                                         related   furniture,
                                                                       machinery    fixtures,
                                                                             and    equipment  Construction
                                                           Buildings   equipment   and others   in progress        Total
                                                             RMB'000     RMB'000      RMB'000       RMB'000      RMB'000

      Cost:
      Balance at 1 January 2001                            1,092,674   2,851,369       34,283        18,869    3,997,195
      Additions                                                    -       2,140        1,332        25,057       28,529
      Transferred from construction in progress                4,622      18,497        4,390       (27,509)           -
      Disposals                                                    -           -       (1,882)            -       (1,882)
                                                          ----------   ---------     --------      --------    ---------

      Balance at 31 December 2001                          1,097,296   2,872,006       38,123        16,417    4,023,842
                                                          ----------   ---------     --------      --------    ---------

      Accumulated depreciation:
      Balance at 1 January 2001                             (183,277)   (987,160)     (12,621)            -   (1,183,058)
      Charge for the year                                    (41,439)   (221,096)      (2,820)            -     (265,355)
      Reversal upon disposal                                       -           -        1,455             -        1,455
                                                          ----------   ---------     --------      --------    ---------

      Balance at 31 December 2001                           (224,716) (1,208,256)     (13,986)            -   (1,446,958)
                                                          ==========   =========     ========      ========   ==========
      Net book value at 31 December 2001                     872,580   1,663,750       24,137        16,417    2,576,884
                                                          ==========   =========     ========      ========   ==========

                                                                                                                 Total
                                                             RMB'000     RMB'000      RMB'000       RMB'000      RMB'000

      Cost:
      Balance at 1 January 2002                            1,097,296   2,872,006       38,123        16,417    4,023,842
      Additions                                                    -       1,672          221        47,738       49,631
      Transferred from construction in progress               11,627      16,086          429       (28,142)           -
      Disposals                                               (3,387)          -            -             -       (3,387)
                                                          ----------   ---------     --------      --------    ---------

      Balance at 31 December 2002                          1,105,536   2,889,764       38,773        36,013    4,070,086
                                                          ==========   =========     ========      ========   ==========
      Accumulated depreciation:
      Balance at 1 January 2002                             (224,716) (1,208,256)     (13,986)            -   (1,446,958)
      Charge for the year                                    (41,580)   (222,835)      (3,108)            -     (267,523)
      Reversal upon disposal                                   1,121           -            -             -        1,121
                                                          ----------   ---------     --------      --------    ---------

      Balance at 31 December 2002                          (265,175)  (1,431,091)     (17,094)            -   (1,713,360)
                                                          ==========   =========     ========      ========   ==========

      Net book value at 31 December 2002                     840,361   1,458,673       21,679        36,013    2,356,726
                                                          ==========   =========     ========      ========   ==========

      Cost:
      Balance at 1 January 2003                            1,105,536   2,889,764       38,773        36,013    4,070,086
      Additions                                                    -           -        1,142        47,191       48,333
      Transferred from construction in progress               10,140      60,763          373       (71,276)           -
      Disposals                                                (427)           -            -             -         (427)
                                                          ----------   ---------     --------    --------    ---------

      Balance at 31 December 2003                          1,115,249   2,950,527       40,288        11,928    4,117,992
                                                          ==========   =========     ========      ========   ==========
      Accumulated depreciation:
      Balance at 1 January 2003                             (265,175) (1,431,091)     (17,094)            -   (1,713,360)
      Charge for the year                                    (42,045)   (224,233)      (2,011)            -     (268,289)
      Reversal upon disposal                                     169           -            -             -          169
                                                          ----------   ---------     --------    --------    ---------

      Balance at 31 December 2003                           (307,051) (1,655,324)     (19,105)            -   (1,981,480)
                                                          ==========   =========     ========      ========   ==========
      Net book value at 31 December 2003                     808,198   1,295,203       21,183        11,928    2,136,512
                                                          ==========   =========     ========      ========   ==========


      All of Yingkou Power Plant's buildings are located in the PRC.

            The land occupied by Yingk ou Power Plant was allocated by the PRC government at nil consideration and cannot be transferred, leased nor mortgaged.

      8     Inventories

                                                                       31 December
                                                           2001            2002             2003
                                                        RMB'000         RMB'000          RMB'000

      Coal                                               10,961          17,655            6,617
      Fuel oil                                            2,324           2,269            2,395
      Materials, components and spare parts              17,205          14,356           12,031
                                                       --------         -------         --------

                                                         30,490          34,280           21,043
                                                       ========         =======         ========

            The carrying amount of materials, components and spare parts is net of a provision for obsolescence amounting to approximately RMB 1,883,000, RMB 1,595,000 and RMB 1,336,000 as at 31 December 2001, 2002 and 2003,
      respectively.

      9     Trade receivables

            The balance of trade receivables as at 31 December 2001, 2002 and 2003 was due from the provincial power grid company and was current. Yingkou Power Plant usually grants one month credit period to the provincial power grid company from the end of the month in which the sales are made.

      10    Cash and cash equivalents

                                                                                           31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

      Cash at bank and in hand                                                134,968          38,191           75,700
                                                                            =========       =========        =========

      11    Accounts payables and other liabilities

                                                                                            31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

      Accounts payables                                                        13,173          54,258           19,750
      Payables for construction projects                                       12,464          11,711            4,575
      Other payables                                                            6,910          10,801            3,068
                                                                              -------         -------          -------

                                                                               32,547          76,770           27,393
                                                                              =======         =======          =======


            The accounts payables as at 31 December 2001, 2002 and 2003 was due within one month or on demand.

      12    Amount due to HIPDC

            The amount due to HIPDC was interest free, unsecured and repayable on demand.

      13    Interest-bearing loans and borrowings

            The following provides information about the contractual terms of Yingkou Power Plant's interest bearing loans and borrowings:

            (a) Long-term loans from HIPDC

                                                                                                 31 December
                                         Interest rate and final maturity                2001         2002        2003
                                                                                      RMB'000      RMB'000     RMB'000

            Loans from HIPDC
               - Renminbi denominated    Floating interest rate at 5.18% per          606,623      398,604     614,275
                                         annum as at 31 December 2003 with
                                         maturities through 2009
               - Swiss Francs            Floating interest rate at 6.21% per          480,207      191,554           -
               denominated               annum as at 31 December 2002
                                                                                   ----------     --------    ---------

                                                                                    1,086,830      590,158     614,275
                                                                                   ==========     ========    =========

                  Foreign currency denominated loans from HIPDC originated from loans borrowed by HIPDC from overseas banks. HIPDC on-lent the loans to Yingkou Power Plant at cost.

                  In 2003, the loan denominated in Swiss Francs was converted into Renminbi denominated loan.

                  The balance of loan from HIPDC as at 31 December 2003 is
            repayable in five equal instalments annually commencing 2005.

            (b) Long-term bank loans

                                                                                                 31 December
                                         Interest rate and final maturity                 2001        2002         2003
                                                                                       RMB'000     RMB'000      RMB'000

            Bank loans                   Floating interest rate at 5.76% per           329,000     129,000            -
               - Renminbi denominated    annum as at 31 December 2002
                                                                                      ========    ========     ========

            The repayment of the bank loans was guaranteed by HIPDC.

      14    Capital commitments

            As at 31 December 2001, 2002 and 2003, Yingkou Power Plant had capital commitments mainly in relation to enhancement projects of generating units as follows:

                                                                                            31 December
                                                                                 2001            2002             2003
                                                                              RMB'000         RMB'000          RMB'000

      Authorised and contracted for                                                 -               -            3,092
      Authorised but not contracted for                                         4,703           1,551              916
                                                                            ---------         -------           -------

                                                                                4,703           1,551            4,008
                                                                            =========         =======           =======

      15    Concentration of risks

            (a) Credit and concentration risk

                  The carrying amounts of cash and cash equivalents, trade
            receivables, other receivables and prepayments represent Yingkou Power Plant's maximum exposure to credit risk in relation to financial assets. Yingkou Power Plant sells the electricity generated to its sole customer, the provincial power grid company.

                  Substantially all of Yingkou Power Plant's cash and cash
            equivalents are deposited with the four largest state-owned banks of the PRC.

                  Yingkou Power Plant does not have concentrations of available sources of labour, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations.

            (b) Interest rate risk

                  The interest rates and terms of repayment of the outstanding loans and borrowings of Yingkou Power Plant are disclosed in note
            13.

            (c)   Currency risk

                  Yingkou Power Plant has foreign currency risk as at 31
            December 2001 and 2002 as a portion of their long-term loans were denominated in Swiss Francs as described in note 13. Such loans were converted to Renminbi denominated loans in 2003, and Yingkou Power Plant no longer exposed to currency risk as at 31 December 2003.

            16    Related party transactions

                  The principal related party transactions with related
            parties, which were carried out in the ordinary course of business, are as follows:

                                                                                         Years ended 31 December
             Transaction                                        Note                2001           2002           2003
                                                                                 RMB'000        RMB'000        RMB'000

             Interests on loans                                   a               56,479         51,112         36,407
             Management fee                                       b                5,096          6,180          7,530

            Notes:

            (a) This represents interest incurred in relation to loans from HIPDC. Details of loans from and guaranteed by HIPDC are disclosed in note 13.

            (b) This represents fees paid to HIPDC in connection with the provision of management services to Yingkou Power Plant. The fee is charged based on the volume of electricity generated.

      17    Fair values of financial instruments

            Financial assets of Yingkou Power Plant include cash and cash equivalents, trade receivables, and other receivables and prepayments. Financial liabilities of Yingkou Power Plant include interest-bearing loans and borrowings, accounts payables and other liabilities, taxes payable and amount due to HIPDC. Yingkou Power Plant does not hold nor issue financial instruments for trading purposes.

            The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS
      39. Fair value estimates, methods and assumptions, set forth below for Yingkou Power Plant's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Financial Information. The estimated fair value amounts have been determined by Yingkou Power Plant using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Yingkou Power Plant could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

            The following summarises the major methods and assumptions used in estimating the fair values of Yingkou Power Plant's financial instruments.

            The carrying amounts of cash and cash equivalents, trade receivables, other receivables and prepayments, accounts payables and other liabilities, taxes payable and amount due to HIPDC, approximate to fair value due to the short-term maturity of these instruments.

            The carrying amounts of Yingkou Power Plant's interest-bearing loans and borrowings approximate to their fair values based on a discounted cash flow approach using interest rates available to Yingkou Power Plant for similar indebtedness.

      18    Distributable reserve

            Yingkou Power Plant had no distributable reserve as at 31 December 2003.

VI    SUBSEQUENT FINANCIAL STATEMENTS

      No audited financial statements have been prepared by Yingkou Power Plant in respect of any period subsequent to 31 December 2003.

                                                      Yours faithfully
                                                             KPMG
                                                 Certified Public Accountants
                                                       Hong Kong, China

-------------------------------------------------------------------------------
APPENDIX VI                                           FINANCIAL INFORMATION OF
                                              THE COMPANY AND ITS SUBSIDIARIES
-------------------------------------------------------------------------------

      The following consolidated balance sheets of Huaneng Power International, Inc. (together with its subsidiaries are referred to as the "Company and its subsidiaries") as at 31 December 2001, 2002 and 2003 and the consolidated statements of income, shareholders' equity, and cash flows for the years ended 31 December 2001, 2002 and 2003 are derived from the audited financial statements of the Company and its subsidiaries prepared under IFRS. All such financial information should be read in conjunction with the audited consolidated financial statements and accompanying notes, which are included in the Company's annual reports mailed to you or otherwise available on request from Huaneng Power International, Inc.

CONSOLIDATED STATEMENTS OF INCOME

                                                                              For the years ended 31 December
                                                                                 2001             2002            2003
                                                                              RMB'000          RMB'000         RMB'000

Operating revenue, net                                                     15,791,362       18,474,469      23,388,237
                                                                         ------------      -----------     -----------

Operating expenses
Fuel                                                                       (5,147,364)      (6,916,038)     (9,025,013)
Maintenance                                                                  (765,712)        (607,951)       (921,561)
Depreciation                                                               (3,261,001)      (3,533,609)     (4,117,478)
Labor                                                                        (807,136)      (1,035,740)     (1,439,673)
Service fees to HIPDC                                                        (307,322)        (263,716)       (214,723)
Others                                                                       (488,793)        (539,401)       (596,627)
                                                                         ------------      -----------     -----------

Total operating expenses                                                  (10,777,328)     (12,896,455)    (16,315,075)
                                                                         ------------      -----------     -----------

Profit from operations                                                      5,014,034        5,578,014       7,073,162
                                                                         ------------      -----------     -----------

Interest income                                                               113,081           83,015          53,044
Interest expense                                                             (867,538)        (561,875)       (569,148)
Bank charges and exchange losses, net                                         (41,758)         (31,405)        (28,181)
                                                                         ------------      -----------     -----------

Total financial expenses                                                     (796,215)        (510,265)       (544,285)
                                                                         ------------      -----------     -----------

Share of (loss)/profit of associates                                           (5,381)         (11,145)         212,091
Gain from disposal of investments                                              24,671            1,288          10,705
Other income, net                                                                   -                -          12,070
                                                                         ------------      -----------     -----------

Profit before tax                                                           4,237,109        5,057,892       6,763,743
Income tax expense                                                           (715,220)        (980,854)     (1,149,441)
                                                                         ------------      -----------     -----------

Profit before minority interests                                            3,521,889        4,077,038       5,614,302
Minority interests                                                            (71,231)        (156,034)       (183,894)
                                                                         ------------      -----------     -----------

Net profit attributable to shareholders                                     3,450,658        3,921,004       5,430,408
                                                                         ============      ===========     ===========

Proposed dividend
                                                                         ============      ===========     ===========

Proposed dividend per share (Rmb)                                                0.30             0.34            0.50
                                                                         ============      ===========     ===========

Basic earnings per share (Rmb)                                                   0.61             0.65            0.90
                                                                         ============      ===========     ===========

Diluted earnings per share (Rmb)                                                 0.60             0.65            0.90
                                                                         ============      ===========     ===========


Consolidated Balance Sheet

                                                                                            31 December
                                                                                 2001             2002            2003
                                                                              RMB'000          RMB'000         RMB'000

ASSETS
Non-current assets
Property, plant and equipment, net                                         37,557,114       41,103,468      42,658,365
Investment in associates                                                      226,488          200,960       2,766,031
Available-for-sale investments                                                      -          254,990         254,990
Land use rights and other assets                                              970,759        1,067,838       1,037,859
Deferred tax assets                                                                 -                -          21,311
Goodwill                                                                            -          126,560         298,876
Less: Negative goodwill                                                    (2,225,505)      (1,978,227)     (1,730,949)
                                                                         ------------      -----------     -----------

Total non-current assets                                                   36,528,856       40,775,589      45,306,483
                                                                         ------------      -----------     -----------

Current assets
Inventories, net                                                              718,997          923,341         800,281
Other receivables and assets, net                                             240,545          242,905         259,421
Accounts receivable                                                         1,407,171        2,361,833       2,804,026
Due from related parties                                                            -                -           5,862
Restricted cash                                                                     -           13,259         159,961
Temporary cash investments                                                  6,224,070        1,141,502         144,996
Cash and cash equivalents                                                   2,173,136        3,002,601       4,128,648
                                                                         ------------      -----------     -----------

Total current assets                                                       10,763,919        7,685,441       8,303,195
                                                                         ------------      -----------     -----------

Total assets                                                               47,292,775       48,461,030      53,609,678
                                                                         ============      ===========     ===========


EQUITY AND LIABILITIES
Shareholders' equity
   4,250,000,000 PRC Domestic Shares,
      Par value Rmb1.00 each, in
      form of legal person shares                                           4,250,000        4,250,000       4,250,000
   250,000,000 A shares,  Par value Rmb1.00 each                              250,000          250,000         250,000
   1,527,671,200 (2001 and 2002: 1,500,273,960)  Overseas Listed            1,500,000        1,500,274       1,527,671
      Foreign Shares,  par value Rmb 1.00 each
   Additional paid-in capital                                              10,137,732       10,604,843      10,780,133
   Dedicated capital                                                        2,659,012        3,373,423       4,328,423
   Equity component of  convertible notes                                     510,506           44,647             255
   Retained earnings                                                        8,986,280       10,392,873      12,818,873
                                                                         ------------      -----------     -----------

      Total shareholders' equity                                           28,293,530       30,416,060      33,955,355
                                                                         ------------      -----------     -----------

Minority interests                                                            486,261          910,704       1,155,197
                                                                         ------------      -----------     -----------

Non-current liabilities
   Liability component of  convertible notes                                        -          155,999               -
   Long-term loans from shareholders                                          777,717          388,891               -
   Long-term bank loans                                                     8,691,246        8,464,521       8,305,320
   Other long-term loans                                                      106,799          331,389         848,284
   Other financial liabilities                                                 14,875           19,397               -
   Deferred tax liabilities                                                         -          121,853         103,114
                                                                         ------------      -----------     -----------

      Total non-current liabilities                                         9,590,637        9,482,050       9,256,718
                                                                         ------------      -----------     -----------

Current liabilities
   Accounts payable and  other liabilities                                  2,657,223        3,734,350       3,342,517
   Taxes payable                                                              521,193          620,189         917,362
   Due to HIPDC                                                                36,584          100,475          87,508
   Due to other related parties                                                 3,225                -          27,338
   Staff welfare and bonus payable                                            376,193          233,566         220,896
   Short-term loans                                                            40,000          550,000       1,600,000
   Current portion of long-term  loans from shareholders                       15,565          388,891         388,875
   Current portion of long-term  bank loans                                 2,630,008        1,928,732       2,409,240
   Current portion of other  long-term loans                                  283,273           96,013         243,386
   Liability component of  convertible notes                                1,703,443                -             935
   Other financial liabilities                                                655,640                -           4,351
                                                                         ------------      -----------     -----------

      Total current liabilities                                             8,922,347        7,652,216       9,242,408
                                                                         ------------      -----------     -----------

      Total equity and liabilities                                         47,292,775       48,461,030      53,609,678
                                                                         ============      ===========     ===========


Consolidated StatementS of Shareholders' Equity

                                                    Dedicated Capital
                                                Statutory and  Statutory                   Equity
                                    Additional  discretionary     public             Component of
                             Share     Paid-in        surplus    welfare              Convertible     Retained
                           Capital     Capital   reserve fund       fund   Sub-total        Notes     Earnings       Total
                           RMB'000     RMB'000        RMB'000    RMB'000     RMB'000      RMB'000      RMB'000     RMB'000

Balance at 1 January
   2001                  5,650,000   7,717,674      1,532,664    490,037   2,022,701      510,506    7,878,854  23,779,735
Effect of adoption
   of IAS 39                     -           -              -          -           -            -     (463,921)   (463,921)
Dividend relating to
   2000                          -           -              -          -           -            -   (1,243,000) (1,243,000)
Net profit for the
   year ended  31
   December 2001                 -           -              -          -           -            -    3,450,658   3,450,658
Transfer to
   dedicated capital             -           -        363,606    272,705     636,311            -     (636,311)          -
Issuance and sale of
   350,000,000 new
   Domestic Shares,
   net of direct
   issuance costs          350,000   2,420,058              -          -           -            -            -   2,770,058
                        ----------  ----------     ----------  ---------  ----------    ---------  -----------  ----------

Balance at 31
   December 2001         6,000,000  10,137,732      1,896,270    762,742   2,659,012      510,506    8,986,280  28,293,530

Dividend relating to
   2001                          -           -              -          -           -            -   (1,800,000) (1,800,000)
Net profit for the
   year ended  31
   December 2002                 -           -              -          -           -            -    3,921,004   3,921,004
Conversion of
   convertible notes
   to share capital            274       1,696              -          -           -         (444)           -       1,526
Redemption of
   convertible notes             -     465,415              -          -           -     (465,415)           -           -
Transfer from
   statutory public
   welfare fund to
   discretionary
   surplus reserve
   fund                          -           -         15,398   (15,398)           -            -            -           -
Transfer to
   dedicated capital             -           -        408,235    306,176     714,411            -     (714,411)          -
                        ----------  ----------     ----------  ---------  ----------    ---------  -----------  ----------

Balance at 31
   December 2002         6,000,274  10,604,843      2,319,903  1,053,520   3,373,423       44,647   10,392,873  30,416,060

Dividend relating to
   2002                          -           -              -          -           -            -   (2,049,408) (2,049,408)
Net profit for the
   year ended  31
   December 2003                 -           -              -          -           -            -    5,430,408   5,430,408
Conversion of
   convertible notes
   to share capital         27,397     175,290              -          -           -      (44,392)           -     158,295
Transfer from
   statutory public
   welfare fund to
   discretionary
   surplus reserve
   fund                          -           -          2,104    (2,104)           -            -            -           -
Transfer to
   dedicated capital             -           -        545,714    409,286     955,000            -     (955,000)          -
                        ----------  ----------     ----------  ---------  ----------    ---------  -----------  ----------

Balance at 31
   December 2003         6,027,671  10,780,133      2,867,721  1,460,702   4,328,423          255   12,818,873  33,955,355
                        ==========  ==========     ========== ==========  ==========    =========  ===========  ==========


Consolidated Statements of Cash Flow

                                                                              For the years ended 31 December
                                                                                 2001             2002            2003
                                                                              RMB'000          RMB'000         RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax                                                           4,237,109        5,057,892       6,763,743
Adjustments to reconcile profit before tax to net cash provided by operating activities:
   Depreciation                                                             3,261,001        3,533,609       4,117,478
   Amortization of prepaid land use rights                                     14,359           16,847          19,136
   Amortization of goodwill and negative goodwill                            (247,279)        (246,128)       (222,108)
   Amortization of other long-term assets                                      19,600           24,112          41,566
   Provision for bad debts                                                      1,030           15,826          12,567
   Reversal of provision for inventory obsolescence                             2,576             (945)           (751)
   Gain from disposal of investments                                          (24,671)          (1,288)        (10,705)
   Loss on disposals of fixed assets                                           36,592           31,980         138,726
   Unrealized exchange (gain)/loss                                            (1,429)            4,846           1,094
   Unrealised loss on put option of convertible notes                          46,562                -               -
   Gain on interest rate swaps                                                 14,875           (2,179)        (11,771)
   Share of loss/(profit) of associates                                         5,381           11,145        (212,091)
   Interest income                                                           (113,081)         (83,015)        (53,044)
   Interest expenses                                                          867,538          561,875         569,148
Changes in working capital:
   Restricted cash                                                                  -          (13,259)       (146,702)
   Accounts receivable                                                        (28,510)        (496,559)       (353,637)
   Due from other related parties                                                   -                -          (5,862)
   Inventories                                                                (62,063)         (39,272)         159,419
   Other receivables and assets                                                20,228           92,579         (65,900)
   Accounts payable and other liabilities                                    (370,300)         279,019         226,584
   Taxes payable                                                              (57,289)          44,070         131,281
   Due to HIPDC                                                               (93,574)          65,891        (12,967)
   Due to Huaneng Group                                                             -                -        (13,968)
   Due to other related parties                                               (49,118)          (3,225)         27,338
   Staff welfare and bonus payable                                           (199,973)        (152,033)        (12,670)
Interest paid                                                                (715,846)        (733,600)       (617,162)
Income tax paid                                                              (799,669)        (984,047)       (989,635)
Interest received                                                             154,847           95,577          54,182


Net cash provided by operating activities                                   5,918,896        7,079,718       9,533,289

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                               (2,870,858)      (1,594,210)     (3,606,704)
   Proceeds from disposals of fixed assets                                     32,904           41,567           7,679
   Decrease/(increase) in other long-term assets                               81,646            3,412         (29,355)
   (Increase)/decrease in temporary cash investments                       (4,665,290)       5,082,568       1,066,629
   Proceeds from disposal of investments                                      384,569            2,390          80,704
   Cash consideration paid for available-for-sale investment                        -         (254,990)              -
   Repayment of payable to Nanjing investment                                (141,641)               -               -
   Cash consideration paid for acquisitions                                         -       (2,759,435)     (2,940,000)
   Direct costs paid for acquisitions                                               -          (17,042)        (19,618)
   Cash inflow from the acquired power plants                                       -          569,841         215,585
   Net cash inflow from the Acquisition of Shandong Huaneng                 2,635,695                -               -
   Expenditures for Shandong Huaneng acquisition                              (21,561)               -               -


   Net cash (used in)/provided by investing activities                     (4,564,536)       1,074,101      (5,225,080)


CASH FLOWS FROM FINANCING ACTIVITIES
   Drawdown of short-term loans                                             1,300,000          120,000         769,000
   Repayment of short-term loans                                           (2,560,000)        (190,000)       (450,000)
   Repayment of long-term loans from shareholders                            (208,538)         (15,565)       (388,988)
   Drawdown of long-term bank loans                                         1,604,100          173,379       1,016,230
   Repayment of long-term bank loans                                       (2,233,721)      (2,954,748)     (2,322,348)
   Drawdown of other long-term bank loans                                                            -         350,000
   Repayment of other long-term loans                                        (575,179)        (283,683)        (36,060)
   Capital injection from minority shareholders of  the subsidiaries                                 -          77,632
   Dividend paid to shareholders of the Company                            (1,266,317)      (1,800,000)     (2,049,408)
   Dividend paid to minority shareholders of  the subsidiaries                      -         (138,947)       (148,220)
   Redemption of convertible notes                                                  -       (2,234,790)              -
   Net proceeds from issuance of Domestic shares                            2,770,058                -               -


   Net cash used in financing activities                                   (1,169,597)      (7,324,354)     (3,182,162)


NET INCREASE IN CASH AND CASH EQUIVALENTS                                     184,763          829,465       1,126,047
Cash and cash equivalents, beginning of year                                1,988,373        2,173,136       3,002,601


CASH AND CASH EQUIVALENTS, END OF YEAR                                      2,173,136        3,002,601       4,128,648
                                                                        =============    =============   =============

--------------------------------------------------------------------------------
APPENDIX VII                     FINANCIAL INFORMATION OF THE COMBINED COMPANY
                           AND SUBSIDIARIES (INCLUDING THE TARGET POWER PLANTS)
--------------------------------------------------------------------------------

(A) UNAUDITED PRO FORMA NET ASSETS STATEMENT OF THE COMBINED COMPANY AND SUBSIDIARIES

      The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the independent reporting accountants, KPMG, Certified Public Accountants, Hong Kong. As described in the section headed "Documents for inspection" in Appendix X, a copy of the following report is available for inspection.

[GRAPHIC OMITTED]                                       8th Floor
                                                        Prince's Building
                                                        10 Chater Road
                                                        Hong Kong

                                                        29 April 2004

Board of Directors
Huaneng Power International, Inc.

Dear Sirs

      We report on the unaudited pro forma net assets statement set out in Section A of Appendix VII to the shareholders' circular of Huaneng Power International, Inc. (the "Company") dated 29 April 2004 (the "Pro Forma Net Assets Statement"), which has been prepared by the Company solely for illustrative purposes to provide information about how the proposed acquisition of 100% equity interest in Jinggangshan Huaneng Power Generation Company Limited, 60% equity interest in Huaneng Chongqing Luohuang Power Generation Company Limited, 55% equity interest in Huaneng Hunan Yueyang Power Generation Company Limited, 40% equity interest in Hebei Hanfeng Power Generation Company Limited and all the assets of Huaneng International Power Development Corporation, Yingkou Branch Company ("Yingkou Power Plant") and assumption of all the liabilities of Yingkou Power Plant, might have affected the consolidated net assets of the Company and its subsidiaries as at 31 December 2003. The basis of preparation of the Pro Forma Net Assets Statement is set out in the accompanying introduction thereto.

Responsibilities

      It is the responsibility solely of the directors of the Company to prepare the Pro Forma Net Assets Statement in accordance with Paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

      It is our responsibility to form an opinion, as required by the Listing Rules, on the Pro Forma Net Assets Statement and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Pro Forma Net Assets Statement beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

      We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work consisted primarily of comparing the historical financial information contained therein with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Net Assets Statement with the directors of the Company.

      Our work did not constitute an audit or review made in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, and accordingly, we do not express any such audit or review assurance on the Pro Forma Net Assets Statement.

      The Pro Forma Net Assets Statement is for illustrative purposes only, based on the directors' judgements and assumptions, and because of its nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of:

      o the Company and its subsidiaries had the acquisition actually occurred on 31 December 2003; or

      o  the Company and its subsidiaries at any future date.

Opinion

In our opinion:

      a) the unaudited Pro Forma Net Assets Statement has been properly compiled on the basis stated;

      b) such basis is consistent with the principal accounting policies of the Company, and

      c) the adjustments are appropriate for the purposes of the Pro Forma Net Assets Statement as disclosed pursuant to Paragraph 29(1) of Chapter 4 of the Listing Rules.

                                                       Yours faithfully
                                                              KPMG
                                                  Certified Public Accountants
                                                        Hong Kong, China

Introduction to unaudited pro forma net assets statement of the Combined Company and Subsidiaries

      The accompanying unaudited pro forma net assets statement of the Combined Company and Subsidiaries, as defined below, has been prepared giving effect to Huaneng Power International, Inc's proposed acquisition of the following entities (the "Acquisition"):

Name of entities                                               Percentage of
                                                              interest to be
                                                                    acquired

Jingganshan Huaneng Power Generation Company Limited
  ("Jingganshan Power Plant")                                           100%
Huaneng Chongqing Luohuang Power Generation Company Limited              60%
   ("Luohuang Power Plant")
Huaneng Hunan Yueyang Power Generation Company Limited
  ("Yueyang Power Plant")                                                55%
Hebei Hanfeng Power Generation Company Limited
  ("Hanfeng Power Plant")                                                40%
Huaneng International Power Development Corporation,
  Yingkou Branch Company ("Yingkou Power Plant")                        100%
                                                                      (note)

Note: Yingkou Power Plant is a branch of Huaneng International Power
      Development Corporation ("HIPDC"), all the assets and liabilities of Yingkou Power Plant will be acquired and assumed.

      The above entities, excluding Hanfeng Power Plant, are collectively referred to as the "Target Power Plants". Huaneng Power International, Inc. (the "Company") together with its subsidiaries are referred to as the "Company and Subsidiaries". The total purchase price of the Acquisition is RMB4,575 million, including RMB2,564 million payable to HIPDC for the acquisition of 55% equity interest in Yueyang Power Plant, 60% equity interest in Luohuang Power Plant and all the assets and liabilities of Yingkou Power Plant, RMB1,949 million payable to China Huaneng Group for the acquisition of 40% equity interest in Hanfeng Power Plant and 90% equity interest in Jinggangshan Power Plant, RMB62 million payable to Jiangxi Province Investment Corporation for the acquisition of 10% equity interest in Jingganshan Power Plant. The purchase price will be satisfied by a cash payment of RMB4,575 million on the completion date. RMB2,288 million of which will be financed by internal resources, and all the remaining balance of RMB2,287 million will be financed by bank loans.

      The accompanying unaudited pro forma net assets statement of the Target Power Plants and the Company and Subsidiaries (collectively referred to as the "Combined Company and Subsidiaries") and Hanfeng Power Plant as at 31 December 2003 gives effect to the Acquisition as if the Acquisition had been completed on 31 December 2003.

      The unaudited pro forma net assets statement of the Combined Company and Subsidiaries is based upon the audited financial statements of the Target Power Plants and Hanfeng Power Plant and the audited consolidated financial statements of the Company and Subsidiaries after giving effect to the pro forma adjustments described in the accompanying notes. A narrative description of the pro forma adjustments of the Acquisition that are (i) directly attributable to the transactions; (ii) expected to have a continuing impact on the Company and Subsidiaries, the Target Power Plants and Hanfeng Power Plant; and (iii) factually supportable, are summarised in the accompanying notes.

      The unaudited pro forma net assets statement of the Combined Company and Subsidiaries is based on a number of assumptions, estimates, uncertainties and currently available information. As a result of these assumptions, estimates and uncertainties, the accompanying unaudited pro forma net assets statement of the Combined Company and Subsidiaries does not purport to describe the actual financial position of the Combined Company and Subsidiaries that would have been attained had the Acquisition been completed on 31 December 2003. Further, the accompanying unaudited pro forma net assets statement of the Combined Company and Subsidiaries do not purport to predict the Combined Company and Subsidiaries' future financial position.

      The unaudited pro forma net assets statement of the Combined Company and Subsidiaries should be read in conjunction with the audited financial information of the Target Power Plants as set out in Appendices II to V, the audited financial information of the Company and Subsidiaries as set out in Appendix VI and other financial information included elsewhere in this circular.

Unaudited pro forma net assets statement of the Combined Company and Subsidiaries as at 31 December 2003

                                                              Target                                         Pro Forma
                                             The Company       Power                                  Combined Company
                                                     and      Plants    Pro Forma    Pro Forma        and Subsidiaries
                                            Subsidiaries    combined     combined  adjustments                combined
                                                 RMB'000     RMB'000      RMB'000      RMB'000                 RMB'000
                                                             (Note)

ASSETS
Non-current assets
   Property, plant and equipment, net         42,658,365   7,856,654   50,515,019    1,772,476  (2)         52,287,495
   Investment in associates                    2,766,031           -    2,766,031    1,138,281  (4)          3,904,312
   Available-for-sale investments                254,990         500      255,490            -                 255,490
   Land use rights and other assets            1,037,859      49,500    1,087,359            -               1,087,359
   Deferred tax assets                            21,311      32,553       53,864            -                  53,864
   Goodwill                                      298,876           -      298,876      949,121  (5)          1,247,997
   Less: Negative goodwill                    (1,730,949)          -   (1,730,949)           -              (1,730,949)
                                             -----------  ----------  -----------   ----------             -----------

Total non-current assets                      45,306,483   7,939,207   53,245,690    3,859,878              57,105,568
                                             -----------  ----------  -----------   ----------             -----------
Current assets
   Inventories, net                              800,281     219,208    1,019,489            -               1,019,489
   Other receivables and assets, net             259,421      68,317      327,738            -                 327,738
   Bills receivable                                    -     222,327      222,327            -                 222,327
   Accounts receivable                         2,804,026   1,213,110    4,017,136            -               4,017,136
   Due from related parties                        5,862     154,845      160,707            -                 160,707
   Restricted cash                               159,961           -      159,961            -                 159,961
   Temporary cash investments                    144,996           -      144,996            -                 144,996
   Cash and cash equivalents                   4,128,648     176,491    4,305,139   (2,288,000)  (1)         2,017,139
                                             -----------  ----------  -----------   ----------             -----------

Total current assets                           8,303,195   2,054,298   10,357,493   (2,288,000)              8,069,493
                                             ===========  ==========  ===========   ==========             ===========

Total assets                                  53,609,678   9,993,505   63,603,183    1,571,878              65,175,061
                                             ===========  ==========  ===========   ==========             ===========

Non-current liabilities
   Long-term loans from shareholders                   -   2,857,621    2,857,621            -               2,857,621
   Long-term bank loans                        8,305,320   1,123,000    9,428,320    2,287,000  (1)         11,715,320
   Other long-term loans                         848,284           -      848,284            -                 848,284
   Deferred tax liabilities                      103,114      26,501      129,615      409,290  (3)            538,905
                                             -----------  ----------  -----------   ----------             -----------

Total non-current liabilities                  9,256,718   4,007,122   13,263,840    2,696,290              15,960,130
                                             -----------  ----------  -----------   ----------             -----------
Current liabilities
   Accounts payable and other liabilities      3,342,517     231,368    3,573,885            -               3,573,885
   Taxes payable                                 917,362     273,925    1,191,287            -               1,191,287
   Due to HIPDC                                   87,508   1,326,986    1,414,494            -               1,414,494
   Due to other related parties                   27,338       6,000       33,338            -                  33,338
   Staff welfare and bonus payable               220,896     125,478      346,374            -                 346,374
   Short-term loans                            1,600,000   1,340,262    2,940,262            -               2,940,262
   Current portion of long-term loans from       388,875     262,617      651,492            -                 651,492
      shareholders
   Current portion of long-term bank loans     2,409,240     164,975    2,574,215            -               2,574,215
   Current portion of other long-term loans      243,386           -      243,386            -                 243,386
   Liability component of convertible notes          935           -          935            -                     935
   Other financial liabilities                     4,351           -        4,351            -                   4,351
                                             -----------  ----------  -----------   ----------             -----------

Total current liabilities                      9,242,408   3,731,611   12,974,019            -              12,974,019
                                             ===========  ==========  ===========   ==========             ===========

Total liabilities                             18,499,126   7,738,733   26,237,859    2,696,290              28,934,149
                                             ===========  ==========  ===========   ==========             ===========

Minority interests                             1,155,197           -    1,155,197    1,130,360  (6)          2,285,557
                                             ===========  ==========  ===========   ==========             ===========

Net assets                                    33,955,355   2,254,772   36,210,127   (2,254,772)             33,955,355
                                             ===========  ==========  ===========   ==========             ===========

Note:  See historical net assets statement of the Target Power Plants on pages 157 and 158.

      See accompanying notes to unaudited pro forma net assets statement of the Combined Company and Subsidiaries.



Historical net assets statement of the Target Power Plants as at 31 December 2003

                                                                                                                Target
                                                                          Luohuang     Yueyang     Yingkou       Power
                                                          Jingganshan        Power       Power       Power      Plants
                                                         Power  Plant        Plant       Plant       Plant    combined
                                                              RMB'000      RMB'000     RMB'000     RMB'000     RMB'000

ASSETS
Non-current assets
   Property, plant and  equipment, net                      1,923,456    3,122,773     673,913   2,136,512   7,856,654
   Investment in associates                                         -            -           -           -           -
   Available-for-sale investments                                 500            -           -           -         500
   Land use rights and  other assets                                -            -      49,500           -      49,500
   Deferred tax assets                                              -       32,553           -           -      32,553
   Goodwill                                                         -            -           -           -           -
   Less: Negative goodwill                                                       -           -           -           -
                                                           ----------   ----------   ---------  ----------  ----------

Total non-current assets                                    1,923,956    3,155,326     723,413   2,136,512   7,939,207
                                                           ----------   ----------   ---------  ----------  ----------
Current assets
   Inventories, net                                            38,015       85,669      74,481      21,043     219,208
   Other receivables and  assets, net                          16,819       24,809      14,676      12,013      68,317
   Bills receivable                                                 -            -     222,327           -     222,327
   Accounts receivable                                        142,294      588,235     278,294     204,287   1,213,110
   Due from related parties                                         -      154,845           -           -     154,845
   Restricted cash                                                  -            -           -           -           -
   Temporary cash investments                                       -            -           -           -           -
   Cash and cash equivalents                                   58,121       28,926      13,744      75,700     176,491
                                                           ----------   ----------   ---------  ----------  ----------

Total current assets                                          255,249      882,484     603,522     313,043   2,054,298
                                                           ==========   ==========   =========  ==========  ==========

Total assets                                                2,179,205    4,037,810   1,326,935   2,449,555   9,993,505
                                                           ==========   ==========   =========  ==========  ==========
Non-current liabilities
   Long-term loans from shareholders                                -    2,243,346           -     614,275   2,857,621
   Long-term bank loans                                     1,123,000            -           -           -   1,123,000
   Other long-term loans                                            -            -           -           -           -
   Deferred tax liabilities                                         -            -      26,501           -      26,501
                                                           ----------   ----------   ---------  ----------  ----------

Total non-current liabilities                               1,123,000    2,243,346      26,501     614,275   4,007,122
                                                           ----------   ----------   ---------  ----------  ----------
Current liabilities
   Accounts payable and other liabilities                      40,591       57,019     106,365      27,393     231,368
   Taxes payable                                               55,774      106,016      94,422      17,713     273,925
   Due to HIPDC                                                     -            -      62,333   1,264,653   1,326,986
   Due to other related parties                                 6,000            -           -           -       6,000
   Staff welfare and bonus payable                             55,505       62,372       7,601           -     125,478
   Short-term loans                                           320,000      312,584     707,678           -   1,340,262
   Current portion of long-term loans from shareholders             -      262,617           -           -     262,617
   Current portion of long-term bank loans                    164,975            -           -           -     164,975
   Current portion of other long-term loans                         -            -           -           -           -
   Liability component of convertible notes                         -            -           -           -           -
   Other financial liabilities                                      -            -           -           -           -


Total current liabilities                                     642,845      800,608     978,399   1,309,759   3,731,611
                                                           ----------   ----------   ---------  ----------  ----------

Total liabilities                                           1,765,845    3,043,954   1,004,900   1,924,034   7,738,733
                                                           ==========   ==========   =========  ==========  ==========

Minority interests                                                  -            -           -           -           -
                                                           ==========   ==========   =========  ==========  ==========

Net assets                                                    413,360      993,856     322,035     525,521   2,254,772
                                                           ==========   ==========   =========  ==========  ==========

Notes to unaudited pro forma net assets statement of the Combined Company and Subsidiaries

(1) In connection with the Acquisition, a cash consideration of RMB4,575 million will be paid by the Company on the completion date. RMB2,288 out of the purchase price will be financed by internal resources, and all the remaining balance of RMB2,287 will be financed by bank loans. The pro forma net assets statement adjustment reflects the decrease in cash and increase in bank loans as a result of the payment for the consideration as if the payment for the consideration had taken place on 31 December 2003.

(2) Following completion of the Acquisition, the assets and liabilities of the Target Power Plants will be accounted for in the consolidated financial statements of the Company at their fair value under purchase method of accounting. According to the Directors' assessment, with reference to a valuation performed by a registered professional valuer in the PRC on the Target Power Plants' assets and liabilities as at 31 December 2003, the fair value of the Power Plants' property, plant and equipment was higher than their net book value by RMB1,772 million. The pro forma net assets statement adjustment reflects the increase in value of property, plant and equipment compared with their respective historical net book value as if the Acquisition had taken place on 31 December 2003.

(3) As described in note (2) above, following completion of the Acquisition, the assets and liabilities of the Target Power Plants will be accounted for in the consolidated financial statements of the Company at their fair value. According to the relevant PRC rules and regulations, the original book value of Luohuang Power Plant and Yueyang Power Plant's property, plant and equipment will continue to serve as the tax base for future years as the acquisition of the equity interest in Luohuang Power Plant and Yueyang Power Plant is less than 100%. Accordingly, the pro forma net assets statement adjustment reflects the increase in deferred tax liabilities of RMB409 million as a result of the upward fair value adjustment on the property, plant and equipment of Luohuang Power Plant and Yueyang Power Plant as if the Acquisition had taken place on 31 December 2003. The tax rates applied for the calculation of the deferred tax liabilities are 15% and 33% for Luohuang Power Plant and Yueyang Power Plant, respectively.

(4) Following completion of the Acquisition, Hanfeng Power Plant will become a 40% owned associated company of the Company, which will be accounted for under equity method of accounting. According to the Directors' assessment, with reference to a valuation performed by a registered professional valuer in the PRC on Hanfeng Power Plant's assets and liabilities as at 31 December 2003, the 40% share of the assets and laibilities of Hanfeng Power Plant at their fair value as at 31 December 2003 is estimated to be RMB1,138 million. The pro forma net assets statement adjustment reflects the increase in investment in associates as a result of equity account for the 40% interest in Hanfeng Power Plant as if the Acquisition had taken place on 31 December 2003.

(5) Positive goodwill represents the excess of the total purchase consideration of RMB4,575 million and the estimated fair value of the underlying net assets of the Target Power Plants and Hanfeng Power Plant as of 31 December 2003. The pro forma net assets statement adjustment reflects the recording of positive goodwill as a result of the acquisition of the Target Power Plants and Hanfeng Power Plant as if the Acquisition had taken place on 31 December 2003.

(6) Following completion of the Acquisition, Luohuang Power Plant and Yueyang Power Plant will become 60% and 55% owned subsidiaries of the Company, respectively. The pro forma net assets statement adjustment reflects the minority owners' share of these companies' net assets as if the Acquisition had taken place on 31 December 2003.

(B)   Working Capital

      The Directors are of the opinion that the Combined Company and Subsidiaries will, following the completion of the Acquisition, have sufficient working capital for its present requirements.

(C)   Indebtedness

      At the close of business on 31 March 2004, being the latest practicable date for the purpose of this indebtedness statement, the Combined Company and Subsidiaries had outstanding borrowings of approximately Rmb19,816 million in aggregate. These borrowings comprise unsecured bank loans of approximately Rmb12,803 million, unsecured loans of approximately Rmb2,916 million from China Huaneng Finance Company, unsecured loans of approximately Rmb3,077 million from Huaneng International Power Development Corporation, other unsecured loans of approximately Rmb1,019 million and unsecured convertible notes of Rmb1 million.

      In respect of the above borrowings, approximately Rmb740 million of the unsecured bank loans are guaranteed by certain minority owners of the Company's subsidiaries, approximately Rmb3,044 million of unsecured banks loans are guaranteed by China Huaneng Group, approximately Rmb4,428 million of unsecured bank loans are guaranteed by Huaneng International Power Development Corporation and approximately Rmb315 million of other unsecured loans are guaranteed by third parties.

      As at 31 March 2004, the Company had provided guarantee in respect of a bank loan of approximately RMB 331 million granted to an associate of the Company. Upon completion date of the Acquisition, the Company will guarantee certain bank loans borrowed by Hanfeng Power Plant, to an extent which is proportional to the Company's interest in the power plant. The bank loans to be guaranteed by the Company as at 31 March 2004 were RMB1,484 million.

      Save as aforesaid and apart from intra-group liabilities, none of the companies in the Combined Company and Subsidiaries had outstanding at the close of business on 31 March 2004 any mortgages, charges or debentures, loan capital, bank overdrafts, loans and other similar indebtedness, hire purchase commitments, liabilities under acceptances, guarantees or other material contingent liabilities.

-------------------------------------------------------------------------------
APPENDIX VIII                                       PROPERTY VALUATION REPORT
-------------------------------------------------------------------------------


                     [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                                                 29 April, 2004

The Directors
Huaneng Power International, Inc.
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People's Republic of China

Dear Sirs,

      In accordance with your instructions for us to value the property interests to be acquired by Huaneng Power International, Inc. (the "Company") in the People's Republic of China ("the PRC"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market value of such property interests as at 31 December, 2003.

      Our valuation is our opinion of the open market value which we would define as intended to mean - "the best price at which the sale of an interest in property might reasonably be expected to have been completed unconditionally for cash consideration on the date of valuation assuming:-

      (a)   a willing seller;

      (b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

      (c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

      (d) that no account is taken of any additional bid by a special purchaser with a special interest; and

      (e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

      In valuing the property in the PRC, we have adopted a combination of the market and depreciated replacement cost approaches in assessing the land portions of the property and the buildings and structures standing on the land respectively. Hence, the sum of the two results represents the market value of the property as a whole. In the valuation of the land portions, reference has been made to the standard land price and the sales evidence as available to us in the locality. Due to the nature of the buildings and structures cannot be valued on the basis of open market value, they have therefore been valued on the basis of their depreciated replacement cost. The depreciated replacement cost approach considers the cost to reproduce or replace in new condition the property appraised in accordance with current construction costs for similar property in the locality, with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The depreciated replacement cost approach generally furnishes the most reliable indication of value for property in the absence of a known market based on comparable sales.

      Our valuation has been made on the assumption that the owner sells the property interests on the open market in its existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests.

      We have not provided with extracts from title documents relating to such property interest. We have not, however, searched the original documents to verify ownership or to verify existence of any lease amendment which do not appear on the copies handed to us. All documents and leases have been used for reference only. All dimensions measurements and areas are approximations.

      We have inspected the exterior and, where possible, the interior of the properties. However, we have not carried out a structural survey nor have we inspected woodwork or other parts of the structures which are covered, unexposed or inaccessible and we are therefore unable to report that any such parts of the property interests are free from defect.

      We have relied to a considerable extent on information provided by you and have accepted advise given to us by you on such matters as planning approvals or statutory notices, easements, tenure, occupation, lettings, site and floor areas and in the identification of those property interests in which the Group has a valid interest.

      No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances restrictions and outgoings of an onerous nature which could affect their values.

      Unless otherwise stated, all money amounts stated are in Renminbi. The exchange rate used in valuing the property interests in the PRC on at 31 December, 2003 was HK$1=RMB1.06. There has been no significant fluctuation in exchange rate between that date and the date of this letter.

      We enclose herewith a summary of our valuation and the valuation certificate.

                                                    Yours faithfully,
                                                   For and on behalf of
                                            VIGERS APPRAISAL & CONSULTING LTD
                                                  Raymond Ho Kai Kwong,
                                             Registered Professional Surveyor
                                                 MRICS, MHKIS MSc(e-com)
                                                    Executive Director

Note: Raymond K.K. Ho, Chartered Surveyor, MRICS, MHKIS, MSc(e-com) has extensive experience in undertaking valuations of properties in Hong Kong and Macau and has over ten years' experience in the valuation of properties in the PRC.


                                                 SUMMARY OF VALUATION
      Property                                                                                        Capital value in
                                                                                                  existing state as at
                                                                                                     31 December, 2003

1.    Lands, various buildings and structures of Yingkou Power Plant, Liaoning Province,                   RMB 260,000
      The PRC
2.    Lands, various buildings and structures of Yueyang Power Plant, Hunan Province, The              RMB 122,010,000
      PRC
3.    Lands, various buildings and structures of Hanfeng Power Plant, Hebei Province, The            RMB 1,764,850,000
      PRC
4.    Lands, various buildings and structures of Jinggangshan Power Plant, Jiangxi                 No commercial value
      Province, The PRC
5.    Lands, various buildings and structures of Luohuang Power Plant,
      Chongqing, The PRC                                                                                RMB 33,800,000
                                                                                                    ------------------

                                                                               Total:                RMB 1,920,920,000
                                                                                                    ==================


                           VALUATION CERTIFICATE
                                                                                                      Capital value in
                                                                                                        existing state
                                                                                  Particulars of                 as at
      Property              Description                                           occupancy          31 December, 2003

1.    Lands, various        The property comprises 14 parcels of land with a      The property is           RMB260,000
      buildings and         total site area of approximately 1,853,324 sq.m. and  at present
      structures of         a number buildings and structures erected thereon.    occupied as a
      Yingkou Power                                                               power plant.
      Plant, Liaoning       The buildings and structures of the property has a
      Province,             total gross floor area of approximately 91,552 sq.m.
                            The PRC Major buildings and structures erected
                            on the site include power station building,
                            chimneys, coal storage facilities and
                            transformer station.

                            These buildings and structures of the property was completed between 1996 to 2003.



      Notes:

      1. Pursuant to the State-owned Land Use Rights Certificates (document no.:

                               [GRAPHIC OMITTED]

      the land use rights of the property is vested to Huaneng International Power Development Corporation Yingkou Branch Company ([GRAPHIC OMITTED][GRAPHIC OMITTED]).

2.    Pursuant to the Building Ownership Certificates (document nos.:

                               [GRAPHIC OMITTED]

      the building ownership of the property is vested in Huaneng
      International Power Development Corporation Yingkou Branch Company ([GRAPHIC OMITTED][GRAPHIC OMITTED]).

      3. A portion of land of the property is administratively allocated land in nature. Huaneng International Power Development Corporation Yingkou Branch Company is in process of applying for the change of the nature of this land portion from "administratively allocated land" to "granted land". As the property at present cannot be freely transferred in the open market, in valuing this portion of the property and buildings and structures erected thereon, we have attributed no commercial value to it.

      4. In valuing the granted land portion and the buildings and structures erected thereon of the property, we have assumed that the aforesaid portion of the property can be freely transferred in the open market.

      5. The depreciated replacement cost of the buildings and structures portion of the property as at 31 December, 2003 was RMB 873,630,000 and the incurred construction cost in respect of construction in progress as at 31 December, 2003 was RMB 2,980,000.

      6. Based on the assumption that the land portion of the property can be freely transferred in the open market, the capital value of the land portion of the property as at 31 December, 2003 was as follows:

       Nature                                                        Capital
                                                                      Value
                                                                      (RMB)

       Administratively allocated land                          159,760,000
       Granted Land                                                 260,000
       Total:                                                   160,020,000

T
                                                                                                      Capital value in
                                                                                                     existing state as
                                                                                Particulars of                      at
      Property              Description                                         occupancy            31 December, 2003

2.    Lands, various       The property comprises 21 parcels of land       The property is at           RMB122,010,000
      buildings and        with a total site area of approximately         present occupied as
      structures of        3,473,002 sq.m. and a number buildings and      power plant.
      Yueyang Power        structures erected thereon.
      Plant, Hunan
      Province, The PRC    The buildings and structures of the
                           property has a total gross floor area of
                           approximately 95,587 sq.m. Major buildings
                           and structures erected on the site include
                           power station building, chimneys, coal
                           storage facilities and transformer
                           station.

                           These buildings and structures of the
                           property was completed between 1985-1996.


Notes:

      1.    Pursuant to the State-owned Land Use Rights Certificates
            (document no.:

                              [GRAPHIC OMITTED])


            the land use rights of the property is vested to Huaneng Hunan Yueyang Power Generation Limited Liability Company
            GRAPHIC OMITTED]).

      2.    Pursuant to the Building Ownership Certificates (document nos.:
            [GRAPHIC OMITTED]


            the building ownership of the property is vested in Huaneng Hunan Yueyang Power Generation Limited Liability Company ([GRAPHIC OMITTED][GRAPHIC OMITTED]).

      3. A portion of land of the property is administratively allocated land in nature. Huaneng Hunan Yueyang Power Generation Limited Liability Company is in process of applying for the change of nature of this land portion from "administratively allocated land" to "granted land". As the property at present cannot be freely transferred in the open market, in valuing this portion of the property and buildings and structures erected thereon, we have attributed no commercial value to it.

      4. In valuing the granted land portion and the buildings and structures erected thereon of the property, we have assumed that the aforesaid portion of the property can be freely transferred in the open market.

      5. The depreciated replacement cost of the buildings and structures portion of the property as at 31 December, 2003 was RMB 308,170,000 and the incurred construction cost in respect of construction in progress as at 31 December, 2003 was RMB 52,770,000.

      6. Based on the assumption that the land portion of the property can be freely transferred in the open market , the capital value of the land portion of the property as at 31 December, 2003 was as follows:

      Nature                                                      Capital
                                                                    Value
                                                                    (RMB)

      Administratively allocated land                         390,540,000
      Granted Land                                            122,010,000
      Total:                                                  512,550,000


                                                                                                      Capital value in
                                                                                                        existing state
                                                                                                                 as at
                                                                                     Particulars of       31 December,
      Property              Description                                              occupancy                    2003

2.    Lands, various       The property comprises 36 parcels of land       The property is at           RMB1,764,850,000
      buildings and        with a total site area of approximately         present occupied as
      structures of        1,315,015 sq.m. and a number buildings and      power plant.
      Hanfeng Power        structures erected thereon.
      Plant, Hebei
      Province, The PRC    The buildings and structures of the
                           property has a total gross floor area of
                           approximately 61,126 sq.m. Major buildings
                           and structures erected on the site include
                           power station building, chimneys, coal
                           storage facilities and transformer
                           station.

                           These buildings and structures of the
                           property was completed between 2000 and 2001.



      1. Pursuant to the State-owned Land Use Rights Certificates (document no.:

                              [GRAPHIC OMITTED]

            the land use rights of the property is vested to Hebei Hanfeng Power Generation Limited Liability Company ([GRAPHIC OMITTED][GRAPHIC OMITTED]).

      2.    Pursuant to the Building Ownership Certificates (document nos.:

                              [GRAPHIC OMITTED]

            the building ownership of the property is vested in Hebei Hanfeng Power Generation Limited Liability Company [GRAPHIC OMITTED]

      3. In valuing the property, we have assumed that the property can be freely transferred in the open market without any extra land premium

      4. The depreciated replacement cost of the buildings and structures portion of the property as at 31 December, 2003 was RMB 1,589,040,000.

      5. As the land portion of the property can be freely transferred in the open market, the capital value of the land portion of the property as at 31 December, 2003 was as follows:

      Nature                                                    Capital
                                                                  Value
                                                                  (RMB)

      Administratively allocated land                                   -
      Granted Land                                            175,810,000
      Total:                                                  175,810,000



                                                                                                      Capital value in
                                                                                                        existing state
                                                                                                                 as at
                                                                                     Particulars of       31 December,
      Property              Description                                              occupancy                    2003

2.    Lands, various       The property comprises 6 parcels of land        The property is at         No Commercial Value
      buildings and        with a total site area of approximately         present occupied as
      structures of        2,464,129 sq.m. and a number buildings and      power plant.
      Jinggangshan Power   structures erected thereon.
      Plant, Jiangxi
      Province, The PRC    The buildings and structures of the
                           property has a total gross floor area of
                           approximately 93,236 sq.m. Major buildings
                           and structures erected on the site include
                           power station building, chimneys, coal
                           storage facilities and transformer
                           station.

                           These buildings and structures of the
                           property was completed between 1994 and 2003.


      Notes:

      1. Pursuant to the State-owned Land Use Rights Certificates (document no.: [GRAPHIC OMITTED]

            the land use rights of the property is vested to Jianggangshan Huaneng Power Generation Limited Liability Company
            ([GRAPHIC OMITTED].

      2. Jinggangshan Huaneng Power Generation Limited Liability Company is in process of obtaining the building ownership certificate for the buildings of the property..

      3. The land portion of the property is administratively allocated land in nature. Jinggangshan Huaneng Power Generation Limited Liability Company is in process of applying the change of the nature of this land portion from "administratively allocated land" to "granted land". As the property at present cannot be freely transferred in the open market, in valuing this portion of the property and buildings and structures erected thereon, we have attributed no commercial value to it.

      4. The depreciated replacement cost of the buildings and structures portion of the property as at 31 December, 2003 was RMB 625,710,000 and the incurred construction cost in respect of construction in progress as at 31 December, 2003 was RMB 1,630,000.

      5. Based on the assumption that the land portion of the property can be freely transferred in the open market , the capital value of the land portion of the property as at 31 December, 2003 was as follows:

      Nature                                                         Capital
                                                                       Value
                                                                       (RMB)

      Administratively allocated land                            150,690,000
      Granted Land                                                         -
      Total:                                                     150,690,000

                                                                                                         Capital value in
                                                                                                           existing state
                                                                                   Particulars of               as at  31
      Property              Description                                            occupancy               December, 2003

5. Lands, various      The property comprises 40 parcels of land                   The property is          RMB33,800,000
   buildings and       with a total site area of approximately 2,316,727           at present occupied
   structures of       sq.m. and a number buildings and structures erected         as power plant.
   Luohuang Power      thereon.
   Plant,
   Chongqing,          The buildings and structures of the property has a
   The PRC             total gross floor area of approximately 153,303
                       sq.m. Major buildings and structures erected on the
                       site include power station building, chimneys, coal
                       storage facilities and transformer station.

                       These buildings and structures of the property was completed between 1989 to 1999.



      Notes:

      1.   Pursuant to the State-owned Land Use Rights Certificates (document no.:

                              [GRAPHIC OMITTED]

      ,     the land use rights of the property is vested to Huaneng Chongqing
            Luohuang Power Generation Limited Liability Company ([GRAPHIC
            OMITTED][GRAPHIC OMITTED]).

      2.   Pursuant to the Building Ownership Certificates (document nos.:

                              [GRAPHIC OMITTED]


            , the building ownership of the property is vested in Huaneng
            Chongqing Luohuang Power Generation Limited Liability Company
            ([GRAPHIC OMITTED][GRAPHIC OMITTED]).

      3. The portion of land of the property is administratively allocated land in nature. Huaneng Chongqing Luohuang Power Generation
            Limited Company is in process of applying for the change of nature of this land portion from "administratively allocated land" to "granted land". As the property at present cannot be freely transferred in the open market, in valuing this portion the property and buildings and structures erected thereon, we have attributed no commercial value to it.

      4. In valuing the granted land portion and the buildings and structures erected thereon of the property, we have assumed that the aforesaid portion of the property can be freely transferred in the open market.

      5. The depreciated replacement cost of the buildings and structures portion of the property as at 31 December, 2003 was RMB
            873,530,000.

      6. Based on the assumption that the land portion of the property can be freely transferred in the open market , the capital value of the land portion of the property as at 31 December, 2003 was as follows:


      Nature                                                     Capital Value
                                                                         (RMB)

      Administratively allocated land                                303,700,000
      Granted Land                                                    33,800,000
      Total:                                                         337,500,000

--------------------------------------------------------------------------------
APPENDIX IX                                       PLANT AND MACHINERY VALUATION
-------------------------------------------------------------------------------


Vigers Appraisal & Consulting Limited
International Assets Appraisal Consultants

10th Floor, The Grande Building
398 Kwun Tong Road
Kwun Tong
Kowloon
Hong Kong

                                                                 29 April, 2004

The Directors
Huaneng Power International, Inc.
West Wing, Building C,
Tianyin Mansion
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People's Republic of China

Dear Sirs,

     In accordance with your instructions for us to value the plant machinery and equipment (collectively referred to as the "Machinery") exhibited to us as being owned by various power generation plants (the "Plants") and to be acquired by Huaneng Power International, Inc. (the "Company") we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the fair market value in continued use of the Machinery as at 31 December, 2003.

Basis of Valuation

     We have valued the Machinery on the basis of its fair market value in continued use which is defined as the estimated amount at which the subject assets in their continued use might be expected to be purchased and sold between a willing buyer and a willing seller, neither being under compulsion, each having a reasonable knowledge of all relevant facts and with equity to both, and contemplating the retention of the assets in their present existing use as part of an on-going business.

     The opinion of fair market value is not necessarily intended to represent the amount that might be realized from piecemeal disposition of the subject Machinery in the open market or from alternative use of the Machinery.

     In forming our opinion of the fair market value in continued use, we have assumed that the Machinery will continue in its present existing use in the business of the Company for which it was designed, built and erected, subject to potential profitability of the business.

Assets Appraised

     The fixed assets subject of this appraisal, as per list provided to us, consist of machinery and equipment, motor vehicles and transport equipment, and electronics equipment utilized by the following plants in electric power generation.

Yingkou Power Plant

     The power plant with a total rated output of 640 MW, which was operated in 1996, was designed by various companies from the former Soviet Union. These companies also supplied the major equipment. It consists of two-(2) 320 MW coal-fired steam-electric generating facilities. The boilers which are each rated at 1,000 tons per hour are outdoor type with rain proof, wind proof, corrosion proof and lighting provisions. The steam turbines with a rating of 320 MW each are multi-stage impulse type with single shaft directly coupled with the generators. The generators' stator core, rotor and windings are water-hydrogen cooled. Further particulars of each equipment are as follows:

Steam Boilers (2-units)
Model                             :   Knn-1000-25-545KT
Steam Flow                        :    1,000 T/H
Steam Pressure                    :   25.0 Mpa
Steam Temperature                 :   545oC
Reheat Steam Condition            :   824 T/H

Steam Turbines (2-units)
Model                             :   K-320-23.5-4
Rated Output                      :   320 MW
Steam Pressure Inlet              :   23.5 Mpa
Steam Temperature Inlet           :   540(0)C
Reheat Steam Pressure             :   3.69 Mpa
Reheat Steam Temperature          :   540(0)C
HP Exhaust Pressure               :   4.08 Mpa
HP Exhaust Temperature            :   294(0)C
Speed                             :   3000 rpm

AC Generators (2-units)
Model                             :   TBB-320-3EV2
Rated Power                       :   320 MW
Rated Voltage                     :   20 KV
Rated Current                     :   10,870 A
Power Factor                      :   0.85
Frequency                         :   50 hz
Number of Phases                  :   3
Speed                             :   3000 rpm

Yueyang Power Plant

     The power plant, which operated in 1991, was designed and equipped by GEC Turbine Generators Limited of UK. The plant's total rated output is 725 MW. It consists of 2 x 362.5 MW coal-fired steam-electric generating facilities. The boilers which are each rated at 1,160 tons per hour are outdoor type, natural circulation, sub-critical, single reheat, single furnace, drum type, balanced draft coal-fired with rain proof, wind proof, corrosion proof and lighting provisions. The steam turbines with a rating of 362.5 MW each are multi-stage, impulse, single reheat, three cylinders, condensing type with single shaft directly coupled with the generators. The generator's stator core and rotor is cooled by closed circulation of hydrogen using a single-stage axial flow fan. An internal circulation of deionized water cools the stator windings. Excitation system is of brushless type. Further particulars of each equipment are as follows:

Steam Boilers (2-units)
Maker                             :   Babcock Energy Ltd.
Type                              :   Furnace Coal Fired
Steam Flow                        :   1,160 T/H
Steam Pressure Outlet             :   175 bar
Steam Temperature Outlet          :   543(0)C
Reheat Steam Flow                 :   992.2 T/H
Reheat Steam Temperature          :   541(0)C

Steam Turbines (2-units)
Maker                             :   GEC Turbine Generators Ltd.
Rated Output                      :   362.5 MW
Steam Pressure Inlet              :   172.8 kg/cm2 (a)
Steam Temperature Inlet           :   540(0)C
Reheat Steam Temperature          :   540(0)C
Speed                             :   3000 rpm
No. of Extraction Stages          :   8

AC Generators (2-units)
Maker                             :   GEC Turbine Generators Ltd.
Rated Power                       :   362.5 MW
Rated Voltage                     :   18 KV
Rated Current                     :   13679 A
Power Factor                      :   0.85
Frequency                         :   50 hz
Number of Phases                  :   3
Speed                             :   3000 rpm

AC Exciters (2-units)
Maker                             :   GEC Turbine Generators Ltd.
Type                              :   Brushless Rotating Diodes
Rated Output                      :   2097 kw AC; 2025 kw DC
Rated Voltage                     :   400 V AC; 505 V DC
Rated Current                     :   3170 A AC; 4010 A DC
Speed                             :   3000 rpm

Hanfeng Power Plant

     The power plant, which was operated in 2001, has a total rated output of 1,320 MW. It consists of 2 x 660 MW coal-fired steam-electric generating facilities. Foster Wheeler of USA supplied the boilers and auxiliaries. The boilers each rated at 2026 tons per hour are outdoor type natural circulation, drum type, arch-fired arranged, wall-fired mono-wall all welded finned tube construction. The steam turbines, generators and electrical equipment were supplied by Siemens of Germany. The steam turbines with a rating of 660 MW each are multi-stage, impulse, single reheat, condensing type with single shaft directly coupled with the generators. The generators which are rated at 765 MVA (660 MW) each are two-pole, hydrogen-cooled with a direct water cooling system for the stator winding, a direct hydrogen cooled rotor winding, with a static excitation system with two-channel digital voltage regulator and requisite supply system. Further particulars of each equipment are as follows:

Steam Boilers (2-units)
Maker                             :   Foster Wheeler
Type                              :   Furnace, Mono-Wall, Coal Fired
Steam Flow                        :   2026 T/H (563 kgs/sec)
Steam Pressure Outlet             :   175 bar
Steam Temperature Outlet          :   540.8(0)C
Reheat Steam Condition            :   1865 T/H at 41 bar & 540.8 Oc

Steam Turbines (2-units)
Maker                             :   Siemens AG
Rated Output                      :   660 MW
Steam Pressure Inlet              :   16.089 MPa
Steam Temperature Inlet           :   538(0)C
Reheat Steam Temperature          :   538(0)C
Rated Exhaust Pressure            :   3.97/5.42 Kpa (abs)
Speed                             :   3000 rpm
Number of Extractions             :   7

AC Generators (2-units)
Maker                             :   Siemens AG
Type                              :   THDF115/676
Rated Power                       :   765 MVA (660 MW)
Rated Terminal Voltage            :   21 KV
Rated Phase Current               :   21.032 kA
Power Factor                      :   0.90
Frequency                         :   50 hz
Number of Phases                  :   3
Speed                             :   3000 rpm

AC Exciters (2- units)
Make                              :   Siemens AG
Type                              :   750/5000
Rated Excitation Current          :   5085 A
Maximum Continuous Current        :   5594 A
AC Input Voltage                  :   650 V
Surge Voltage                     :   780 V
Speed                             :   3000 rpm

Jinggangshan Power Plant

     The power plant, which was operated in 2000 and 2001, has a total rated output of 600 MW. It consists of 2 x 300 MW coal-fired steam-electric generating facilities Various companies from the People's Republic of China supplied the machinery and equipment and auxiliaries. The boilers each rated at 1,025 tons per hour are outdoor type natural circulation with rain proof, wind proof, corrosion proof and lighting provisions. The steam turbines with a rating of 300 MW each are multi-stage, impulse, single reheat, condensing type with single shaft directly coupled with the generators. The generators which are rated at 300 MW each are hydrogen-cooled with a direct water cooling system for the stator winding, a direct hydrogen cooled rotor winding, with a static excitation system. Further particulars of each equipment are as follows:

Steam Boilers (2-units)
Origin                              :   People's Republic of China
Model                               :   SG-1025/18.2-M848
Type                                :   Furnace Coal Fired
Steam Flow                          :   1,025 T/H
Steam Pressure Outlet               :   17.3 MPa
Steam Temperature Outlet            :   541(0)C
Reheat Steam Condition              :   834.45 T/H

Steam Turbines (2-units)
Origin                              :   People's Republic of China
Model                               :   N300-16.7/538/538
Rated Output                        :   300 MW
Steam Pressure Inlet                :   16.7 MPa
Steam Temperature Inlet             :   538(0)C
Reheat Steam Temperature            :   538(0)C
Speed                               :   3000 rpm

AC Generators (2-units)
Origin                              :   People's Republic of China
Model                               :   QFSN-300-2
Rated Power                         :   300 MW
Rated Terminal Voltage              :   18 KV
Rated Phase Current                 :   11,320 A
Power Factor                        :   0.85
Frequency                           :   50 hz
Number of Phases                    :   3
Speed                               :   3000 rpm

Luohuang Power Plant

Jiangjin Luohuang Power Plant

     The power plant, with a total rated output of 1,440 MW, was designed by GEC Alsthom of France. The same company supplied the major equipment. It consists of four-(4) 360 MW coal-fired steam-electric generating facilities. Generating sets 1 and 2 were commercially operated in 1991 and 1992, respectively. While generating sets 3 and 4 were put into stream in 1998. The boilers which are each rated at 1,099.3 tons per hour are outdoor type, double arch furnace water-wall with rain proof, wind proof, corrosion proof and lighting provisions. The steam turbines with a rating of 360 MW each are multi-stage, impulse, single reheat, condensing type with single shaft directly coupled with the generators. The generator's stator core and rotor is cooled by closed circulation of hydrogen using two (2) shaft-mounted fans. An internal circulation of deionized water cools the stator windings. Excitation system is of brushless type. Further particulars of each equipment are as follows:

Steam Boilers (4-units)
Maker                               :   Stein Industrie (Alsthom Groupe)
Type                                :   Furnace Coal Fired
Steam Flow                          :   1,099.3 T/H
Steam Pressure Outlet               :   184 bar
Steam Temperature Outlet            :   541(0)C
Reheat Steam Inlet                  :   989.0 T/H
Reheat Steam Pressure               :   43.8 bar
Reheat Steam Temperature            :   336(0)C
Radiant Heat Surface                :   4,573 m2

Steam Turbines (4-units)
Maker                               :   GEC Alsthom
Rated Output                        :   360 MW
Steam Pressure Inlet                :   23.5 Mpa
Steam Temperature Inlet             :   538(0)C
Reheat Steam Pressure               :   37.95 bar
Reheat Steam Temperature            :   538(0)C
HP Exhaust Pressure                 :   41.7 bar
HP Exhaust Temperature              :   326(0)C
Speed                               :   3000 rpm

AC Generators (4-units)
Maker                               :   GEC Alsthom
Rated Power                         :   360 MW
Rated Voltage                       :   24 KV
Rated Current                       :   10,189 A
Power Factor                        :   0.85
Frequency                           :   50 hz
Number of Phases                    :   3
Speed                               :   3000 rpm

AC Exciters (4 units)
Maker                               :   GEC Alsthom
Type                                :   Brushless Rotating Diodes
Model                               :   TKJ 91-35
Rated Output                        :   1882 Kw
Rated Voltage (DC)                  :   643 V
Rated Current (DC)                  :   2927 A
Speed                               :   3000 rpm

Jiangbei Combined-cycle Power Plant

     The plant with a rated capacity of approximately 108 MW is a gas and steam combined cycle electric generating power plant commercially operated in 1990. It consists of two-(2) 37.5 MW compact, self contained combustion gas turbine generating stations and one-(1) 37.5 MW steam turbine generating station. The generator package houses the generator, which is water-cooled, generator load gearbox, excitation equipment and ancillary equipment. The gas turbines are single shaft each consisting of axial-flow compressor and fuel and combustion system. The steam turbine is a single cylinder, single flow, axial exhaust condensing impulse type. Further particulars of each equipment are as follows:

Power Plant Station Nos. 1 & 2

Gas Turbines (2-units)
Manufacturer                         :   John Brown Engineering Ltd, England
Model Number                         :   PG6541-B
Series Number                        :   MS6001-B
Rated Power                          :   36,750 kw
Gas Flow                             :   11,833 Nm3/hr
Working Temperature                  :   15(0)C

AC Generators (2-units)
Manufacturer                         :   Brush Electric
Model                                :   RDAX-7-265ERH
Maximum Output                       :   37.5 MW
Rated Voltage                        :   10,500 V
Rated Current                        :   2,400 A
Frequency                            :   50 hz
Number of Phases                     :   3
Speed                                :   3000 rpm

Waste Reheat Thermal Boilers
    (2-units)
Manufacturer                         :   Standard Kasel
Model                                :   65.75-40/455
Design Flue Gas Quantity             :   133 kg/s
Design Flue Gas Temperature          :   542(0)C
Design HP Steam Outlet               :   42.8 kg/cm2

Power Plant Station No. 3

Steam Turbine (1-unit)
Manufacturer                         :   Mitsubishi Heavy Industries, Japan
Model Number                         :   10CL-16
Rated Power                          :   37,500 kw
Inlet Pressure                       :   4,020 Kpaa
Inlet Temperature                    :   450(0)C
Exhaust Pressure                     :   6.57 Kpaa
Number of Stages                     :   16
Rated Speed                          :   3000 rpm

AC Generator (1-unit)
Manufacturer                         :   Brush Electric
Model                                :   RDAX-7-265ERH
Maximum Output                       :   37.5 MW
Rated Voltage                        :   10,500 V
Rated Current                        :   2,400 A
Frequency                            :   50 hz
Number of Phases                     :   3
Speed                                :   3000 rpm

Surface Condenser (1-unit)
Manufacturer                         :   Mitsubishi Heavy Industries, Japan
Surface Area                         :   2,950 m2
Shell Design Pressure                :   49 Kpag
Shell Design Temperature             :   120(0)C
Tube Design Pressure                 :   353 Kpag
Tube Design Temperature              :   70(0)C

Other major and ancillary equipment include electrostatic precipitators, ball mills, condensing plant, coal and ash handling equipment, blowers, air pre-heaters, classifiers, coal feeders, hydrogen production system, chemical water treatment plant, water supply and discharge plant, overhead traveling cranes, compressed air system, heating and ventilating and air-conditioning system, instrumentation and controls, transformers, switchyard, electrical cables and raceway system, piping system and fire protection system.

Construction-In-Progress are assets that are not fully constructed or installed. The value indicated is based on the recorded costs as reported to us as of the appraisal date.

At the time of our inspection, the Machinery was observed to be generally in good working condition. It is our opinion that it is capable of performing the function for which it was designed, built and erected. The Machinery undergoes periodic maintenance in accordance with the manufacturer's schedule and system.

The Machinery was inspected at the Company's operating facilities at various locations in the People's Republic of China.

Valuation Methodology

In arriving at our opinion of value, we have considered the two generally accepted approaches to values; namely:

Cost Approach - considers the cost to reproduce or replace in new condition the assets appraised in accordance with current market prices for similar assets, with allowance for accrued depreciation arising from condition, utility, age, wear and tear, or obsolescence present, taking into consideration past and present maintenance policy and rebuilding history.

Physical depreciation is the loss in value due to physical deterioration resulting from wear and tear in operation and exposure to elements. Deterioration due to age and deterioration due to usage are the main factors that affect physical condition. Physical condition due to wear and tear is proportional to use rather than age. Use is the best indicator to estimate physical deterioration.

Market Data or Comparative Sales Approach - considers prices recently paid for similar assets, with adjustments made to the indicated market prices to reflect condition and utility of the appraised assets relative to the market comparative. Asset for which there is an established secondhand market comparable is best appraised by this approach.

Scope of Investigation and Considerations

Before arriving at our opinion of value, we have personally conducted a physical inventory and inspection of the subject Machinery, investigated market condition, interviewed personnel, and examined documents and specifications provided to us.

During our inspection we observed the various Machinery. Any deferred maintenance, physical wear and tear, operating malfunctions, lack of utility, or any observable conditions distinguishing the appraised machinery from assets of like kind in new conditions were noted and made part of our judgement in arriving at the values.

In arriving at our opinion of the defined value using the cost approach, we have considered the cost of reproduction new of the subject assets, defined as the estimated amount of money needed to acquire in like kind and in new condition an asset or group of assets, taking into consideration current prices of materials, labor, manufactured equipment, contractor's overhead, profit and fees, and all other attendant costs associated with its acquisition and installation in place, without provision for overtime or bonuses for labor, and premiums for materials.

Consideration has been given to accrued depreciation that was based on the observed condition and present and prospective serviceability in comparison with new units of like kind.

We have assumed that the Machinery will be used in its present existing state with the benefit of continuity of the tenure of land and buildings during the foreseeable future.

We have relied to a considerable extent on information such records, listings and specifications provided to us by the Plants. We have made no investigation of and assume no responsibility for titles to or liabilities against the Machinery appraised.

We have not made any deduction in respect of any grant either available or received, neither has any adjustment been made for any outstanding amounts owing under financing agreements.

Our investigation was restricted to a detailed inventory and appraisal of the subject Machinery and does not attempt to arrive at any conclusion of values of the Plants as a total business entity.

Opinion of Value

Based on the foregoing and as supported by the accompanying summary, we are of the opinion that as at 31 Dcember, 2003, the fair market value in continued use of the Machinery, as part of a going-concern, is fairly represented in the amount of Rmb12,228,135,000 (Renminbi Twelve Billion Two Hundred Twenty Eight Million One Hundred Thirty Five Thousand), broken down as follows:

                                                                        Rmb

Yingkou Power Plant                                           1,142,033,000
Yueyang Power Plant                                           1,058,715,000
Hanfeng Power Plant                                           5,354,825,000
Jinggangshan Power Plant                                      1,369,835,000
Luohuang Power Plant:
(i) Jiangjin Luohuang Power Plant                             3,265,565,000
(ii) Jiangbei Combined-cycle Power Plant                         37,162,000
                                               Total         12,228,135,000

We hereby certify that we have neither present nor prospective interest in the Plants and the Company or the appraised Machinery or the value reported.

                             Yours faithfully,
                            For and on behalf of
                   Vigers Appraisal & Consulting Limited

      Raymond Ho Kai Kwong                             Maximo I. Montes Jr.
Registered Professional Surveyor                             PME BSME
     MRICS MHKIS MSc(e-com)                             Associate Director
       Executive Director                          Plant and Machinery Valuation

Note: Maximo I. Montes Jr. is a Professional Mechanical Engineer who has 34 years experience in industrial plant valuation. He has 24 years experience in the valuation of plant machinery and equipment in Hong Kong, the PRC and Asia Pacific Rim.

                             SUMMARY OF VALUES
                                                           Fair Market Value  in
                                                         continued use as  at 31
Company                                                           December, 2003
                                                                             Rmb
Yingkou Power Plant
Machinery and Equipment                                            1,123,707,000

Motor Vehicles & Transportation Equipment                              5,443,000

Electronics Equipment                                                  5,275,000

Construction-In-Progress                                               7,608,049
                                                          ----------------------
Sub-total                                                          1,142,033,049

Rounded to                                                         1,142,033,000

Yueyang Power Plant

Machinery and Equipment                                              950,653,000

Motor Vehicles & Transportation Equipment                             11,471,000

Electronics Equipment                                                 32,045,000

Construction-In-Progress                                              64,546,305
                                                          ----------------------
Sub-total                                                          1,058,715,305

Rounded to                                                         1,058,715,000

Hanfeng Power Plant

Machinery and Equipment                                            5,333,884,000

Motor Vehicles & Transportation Equipment                             14,244,000

Electronics Equipment                                                  6,697,000
                                                          ----------------------
Sub-total                                                          5,354,825,000

Jinggangshan Power Plant
Machinery and Equipment                                            1,351,330,000
Motor Vehicles & Transportation Equipment                              9,576,000
Electronics Equipment                                                  8,267,000
Construction-In-Progress                                                 662,303
                                                          ----------------------
Sub-total                                                          1,369,835,303
Rounded to                                                         1,369,835,000

Luohuang Power Plant
Jiangjin Luohuang Power Plant
Machinery and Equipment                                            3,128,530,000
Motor Vehicles & Transportation Equipment                             17,277,000
Electronics Equipment                                                  5,944,000
Construction-In-Progress                                             113,814,386
                                                          ----------------------
Sub-total                                                          3,265,565,386
Rounded to                                                         3,265,565,000

Jiangbei Combined-cycle Power Plant
Machinery and Equipment                                               33,526,000
Motor Vehicles & Transportation Equipment                              1,852,000
Electronics Equipment                                                  1,784,000
                                                          ----------------------
Sub-total                                                             37,162,000
Grand Total                                                       12,228,135,000
                                                          ======================

1.    RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.    DISCLOSURE OF INTERESTS

      (a) As at the Latest Practicable Date, none of the Directors, chief executive officer or Supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive or supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to
            Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

      (b) As at the Latest Practicable Date, so far as the Directors, chief executive officer and Supervisors of the Company are aware, each of the following persons, not being a Director, chief executive or Supervisor of the Company, had an interest in the Company's shares which falls to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

              Shares held/Approximate shareholding percentage

Name of shareholder                                                                                              Short
                                                                   Interest                                   position
                                                                Approximate                      Approximate
                                                              percentage of       Approximate  percentage of
                                                              share holding     percentage of   shareholding
                                                                     in the   shareholding in         in the
                                                                  Company's     the Company's      Company's
                                                 Number of     total issued      total issued   total issued
                                     Shares    shares held    share capital   domestic shares       H shares

HIPDC (Note)                       domestic  2,554,840,000           42.39%            56.77%              -         -
                                     shares
Hebei Provincial Construction      domestic    452,250,000            7.50%            10.05%              -         -
Investment Company                   shares
Fujian International Trust &       domestic    334,850,000            5.56%             7.44%              -         -
Investment Company                   shares
Jiangsu Province                   domestic    312,375,000            5.18%             6.93%              -         -
International Trust &                shares
Investment Company
Liaoning Energy Investment         domestic    229,685,000            3.80%             5.11%              -         -
(Group) Limited Liability            shares
Company

Note: As at the Latest Practicable Date, China Huaneng Group holds 51.98% of the equity interest in HIPDC.

Save as disclosed above and so far as the Directors, chief executive officer and Supervisors of the Company are aware, as at the Latest Practicable Date, no other person had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 Part XV of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Listing Rules) of the Company.

(c) None of the Directors or Supervisors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Company.

(d) As at the Latest Practicable Date, none of the Directors or Supervisors had entered, or proposed to enter, into a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

(e) As at the Latest Practicable Date, none of JP Morgan, Rothschild, KPMG nor Vigers had any shareholding in the Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Company.

(f) As at the Latest Practicable Date, none of the Directors, Supervisors, JP Morgan, Rothschild, KPMG nor Vigers had any direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to the Company, or was proposed to be acquired, or disposed of by, or leased to the Company, since 31st December, 2003, the date to which the latest published financial statements of the Company and its subsidiaries were made up.

3.    MATERIAL ADVERSE CHANGE

     The Directors are not aware of any material adverse change in the financial or trading position of the Company since 31st December, 2003, the date to which the latest published audited financial statements of the Company and of its subsidiaries were made up.

4.    LITIGATION

     None of the Company, nor its subsidiaries is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or its subsidiaries.

5.    QUALIFICATIONS OF EXPERTS

     The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

Names                                   Qualifications

JP Morgan                               licensed by the Securities and Futures
                                        Commission for Types 1, 4, 6 and 7
                                        regulated activities under the
                                        Securities and Futures Ordinance

Rothschild                              previously registered with the
                                        Securities and Futures Commission as
                                        an investment adviser and is deemed to
                                        be currently licensed to carry out
                                        Types 1, 4, 6 and 9 regulated
                                        activities under the Securities and
                                        Futures Ordinance

KPMG                                    Certified Public Accountants

Vigers Appraisal &                      Chartered surveyor
 Consulting Limited
 ("Vigers")

6.    Directors, Supervisors and Senior Management

     The Directors, Supervisors and senior management of the Company remain unchanged after the Closing. The following table sets out the name and business address of each of the Directors, Supervisors and members of senior management:

Position                                 Name            Address

Chairman                                 Li Xiaopeng     Nanshagou, Xicheng District, Beijing, PRC

Vice Chairman                            Wang Xiaosong   No. 58, Xizhimenbei Avenue, Haidian District, Beijing, PRC

Director and President                   Ye Daji         No. 58, Xizhimenbei Avenue, Haidian District, Beijing, PRC

Director                                 Huang Jinkai    Donghuashi North Road west, Chongwen District, Beijing, PRC

                                         Liu Jinlong     No. 4, Cuiwei Road, Haidian District, Beijing, PRC

                                         Shan Qunying    No. 13, Changfeng Road, Shijiazhuang City, Heibei Province,
                                                         PRC

                                         Yang Shengming  No. 19, Xinyang Branch, Fuxin Road, Fuzhou City, Fujian
                                                         Province, PRC

                                         Xu Zujian       No. 11, Nantai Road, Nanjing City, Jiangsu Province, PRC

Independent Director                     Gao Zongze      Taipingqiao East Road, Fengtai District, Beijing, PRC

                                         Zheng Jianchao  Guocheng Garden, Baihuayi Road, Futian District, Shenzhen
                                                         City, PRC

                                         Qian Zhongwei   No. 1225, Changle Road, Shanghai, PRC

                                         Xia Donglin     Lanqiying Uptown, Haidian District, Beijing, PRC

Chairman of the Supervisory Committee    Wei Yunpeng     Jinhuijiayuan, Haidian District, Beijing, PRC

Vice Chairman of the Supervisory         Liu Shuyuan     No. 106, Qingnian Avenue, Shenhe District, Shenyang City, PRC
   Committee

Supervisor                               Pan Jianmin     Building 3, Baizhifangdong Avenue, Xuanwu District, Beijing,
                                                         PRC

                                         Li Yonglin      Zhenhua Avenue, Shahekou District, Dalian City, PRC

                                         Shen Weibing    Jinxinyuan, Nantong City, PRC

                                         Shen Zongmin    Lirizhuang East, Zhujiangzhong Road, Shantou City, Guangdong,
                                                         PRC

                                         Zhao Xisheng    Zone 2, Yutaoyuan, Xizhimennei, Beijing, PRC

Senior Management                        Ye Daji         No. 58, Xizhimenbei Avenue, Haidian District, Beijing, PRC

                                         Na Xizhi        Building 3, Baizhifangdong Street, Xuanwu District, Beijing,
                                                         PRC

                                         Zhang Hong      Building 3, Baizhifangdong Street, Xuanwu District, Beijing,
                                                         PRC

                                         Chen Baoliang   No. 58, Xizhimenbei Avenue, Haidian District, Beijing, PRC

                                         Huang Long      No. 58, Xizhimenbei Avenue, Haidian District, Beijing, PRC

                                         Hu Jianmin      No. 58, Xizhimenbei Avenue, Haidian District, Beijing, PRC

                                         Wu Dawei        No. 58, Xizhimenbei Avenue, Haidian District, Beijing, PRC

                                         Liu Guoyue      No. 58, Xizhimenbei Avenue, Haidian District, Beijing, PRC

                                         Li Shiqi        No. 58, Xizhimenbei Avenue, Haidian District, Beijing, PRC

                                         Huang Jian      Zone 2, Yutaoyuan, Xicheng District, Beijing, PRC


      The following are the brief biographical details in respect of the Directors, Supervisors and the members of the senior management of the
Company:

Directors

      Li Xiaopeng Mr. Li is Chairman of the Company, Chairman and President of HIPDC, as well as President of China Huaneng Group. Starting from June 1994, Mr. Li was Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC, Chairman of China Huaneng Group and Vice President of State Power Corporation. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute. Mr. Li is a senior engineer and graduated from the North China Institute of Electric Power specializing in power plants and power systems.

      Wang Xiaosong Mr. Wang is Vice Chairman of the Company, Director and Vice President of HIPDC, and Vice President of China Huaneng Group. Beginning from June 1994, he was General Manager of the Capital Market Department of the Company, Vice President of the Company, Vice President of HIPDC and Director of China Huaneng Group. Before joining the Company, he had served as Deputy General Manager of Fushun Power Plant, General Manager of Yuanbaoshan Power Plant and Chief of the Labour and Wages Division of Northeast Power Administration. Mr. Wang is a senior engineer and graduated from Beijing Institute of Electric Power specializing in thermal power engineering.

      Ye Daji Mr. Ye is Director and President of the Company. After joining the Company, he has been Deputy General Manager of Huaneng Shanghai Branch and General Manager of Huaneng Shanghai Shidongkou Second Power Plant. From December 1995, he was Vice President of the Company, Vice President of HIPDC and Director of China Huaneng Group. Before joining the Company, he had served as Deputy Chief Engineer of Huaneng Shanghai Shidongkou Second Power Plant. Mr. Ye is a senior engineer and graduated from Shanghai Jiaotong University specializing in mechanical engineering.

      Huang Jinkai Mr. Huang is the Director of the Company. He served as Director (General Manager) of the Northeast Power Administration Group Company, Chairman of the Company, Chairman of HIPDC, General Manager (Director) of North China Power Group Corporation (Power Administration) and Vice Chairman of China Huaneng Group. He is a senior engineer and graduated from Shenyang Agricultural Institute, specialising in agricultural electrization.

      Liu Jinlong Mr. Liu is the Director of the Company. He served as General Manager of Central China Power Group Corporation and Director of Central China Power Administration, Chairman, General Manager, and Vice Chairman of China Huaneng Group. Mr. Liu is a senior engineer and graduated from Wuhan Hydroelectric Institute, specialising in power generation.

      Shan Qunying Mr. Shan is the Director of the Company and Vice President of Hebei Provincial Construction Investment Company. He had been the Division Chief of Hebei Provincial Construction Investment Company. Mr. Shan is a senior engineer and graduated from Beijing Steel Institute specializing in automation.

      Yang Shengming Mr. Yang is Director of the Company, Vice President of Fujian International Trust and Investment Company Limited and Chairman of Fujian International Leasing Company. Mr. Yang is a senior economist and graduated from Beijing Light Industries Institute.

      Xu Zujian Mr. Xu is Director of the Company and Chairman of Jiangsu Investment Management Co. Ltd. He was Vice President of Jiangsu International Trust and Investment Company Limited, President of Jiangsu Province Investment Management Co. Ltd., Director and Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company. Mr. Xu is a senior economist. He graduated from Liaoning Finance Institute majoring in infrastructure finance.

      Gao Zongze Mr. Gao is an Independent Director of the Company and Senior Partner at C&I Partners. He is an approved arbitrator of China International Economic and Trade Arbitration Commission and China Marine Affairs Arbitration Commission and President of All China Lawyers Association. Mr. Gao graduated from Dalian Marine Institute and received a masterOs degree in law from the Law Department of the Graduate School of the Institute of China Academy of Social Sciences.

      Zheng Jianchao Mr. Zheng is an Independent Director of the Company and Honorary President of China Electric Power Research Institute in China and Vice Chairman of its Academic Committee. He was elected Fellow of Chinese Academy of Engineering in 1995. He is Vice President of China Electrical Engineering Institute, editor-in-chief of the Journal of Chinese Electrical Engineering and chief of the Science and Technology Committee of China Guangdong Nuclear Power Group Corporation. Mr. Zheng graduated from Qinghua University majoring in electrical engineering and graduated from its Graduate School.

      Qian Zhongwei Mr. Qian is an Independent Director of the Company and Vice President of the United Association of China Electric Enterprises. He has been the Deputy Chief Engineer, Chief Engineer and Deputy Chief of the Eastern China Power Industry Management Bureau, Director of Shanghai Electricity Bureau and President of Eastern China Power Group Company. Mr. Qian is a senior engineer and graduated from the electrical engineering department of Qinghua University.

      Xia Donglin Mr. Xia is an Independent Director of the Company, a professor and Ph.D. tutor of the Economic and Management School of Qinghua University. He is also the Advisory Specialist of the Accounting Standard Committee of the PRC Ministry of Finance, committee member of the China Accounting Society, and Independent Director of Zhejiang Zhongda companies and other companies. He was the head of Accounting Department of Economic and Management School of Qinghua University. Mr. Xia is a certified public accountant (non-practising member). He graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specialising in accounting and was awarded a Ph.D. degree of Economics.

Supervisors

      Wei Yunpeng Mr. Wei is Chairman of the Supervisory Committee of the Company, Chief Accountant of China Huaneng Group, Chief Accountant of HIPDC and Chairman of China Huaneng Finance Limited Liability Company. He served as Chief Accountant of the Company. He is a senior accountant. He graduated from Hunan Institute of Electric Power, specialising in Finance and Accounting.

      Liu Shuyuan Mr. Liu is Vice Chairman of the Supervisory Committee, President of Liaoning Energy Investment (Group) Limited Liability Company and Liaoning Energy Corporation. He has been the General Manager of Liaoning Tieling Steel Plant, Director of Tieling Municipal Construction Commission and Assistant to the Mayor. Mr. Liu is a senior economist and a postgraduate specializing in economic management.

      Pan Jianmin Mr. Pan is a member of the Supervisory Committee of the Company and General Manager of the Finance Department of China Huaneng Group. He has served as Deputy Division Chief of the Finance Department and Deputy General Manager of the Supervising and Auditing Department of China Huaneng Group, and Deputy General Manager of Beijing Huaneng Real Estate Development Company. Mr. Pan is a senior accountant and graduated from Liaoning Economic and Finance Institute specializing in infrastructure finance and credit.

      Li Yonglin Mr. Li is a member of the Supervisory Committee and Director of the Power Department of Dalian Municipal Construction Investment Company. He was a departmental grade researcher of the Energy and Transportation Department of Dalian Municipal Planning Committee. Mr. Li graduated from Changchun Hydro-electric School of Ministry of Water Resources and Electric Power, specializing in power plants, power grids and power system.

      Shen Weibing Mr. Shen is Supervisor of the Company and Chief Officer of Nantong Investment Management Center. He worked in Nantong Planning Commission He was the Vice President and President of Nantong Municipal Oil Company, Vice President and legal representative of Nantong Municipal Construction Investment Company, and Deputy Chief Officer of Nantong Investment Management Centre. Mr. Shen graduated from the Department of Materials Management of Beijing Materials Management Institute with a bachelor degree in engineering . In 2002, he studied the MBA course in Nanjing University and obtained a Master of Business Administration degree. Mr. Shen is a senior economist.

      Shen Zongmin Mr. Shen is Supervisor of the Company and President of Shantou Electric Power Development Company. Previously, he was the President of Shantou Light Industry Mechanical (Group) Company and Chairman of Shantou Power Development Joint Stock Company Limited.

      Zhao Xisheng Mr. Zhao is Supervisor and Senior Consultant of the Company. He has served as Deputy General Manager of the Finance Department, General Manager of the Management Department of the Company and the General Manager of the CompanyOs Supervising and Auditing Department. Before joining the Company, he served as Section Chief, Deputy Chief Accountant and Deputy General Manager of Beijing Shijingshan Power Plant. Mr. Zhao is a senior accountant and graduated from the PeopleOs University of China specializing in industrial economics.

Senior Management

      Ye Daji (Mr), aged 58, is Director and President of the Company. After joining the Company, he has been Deputy General Manager of Huaneng Shanghai Branch and General Manager of Huaneng Shanghai Shidongkou Second Power Plant. From December 1995 to December 2002, he was Vice President of the Company, Vice President of HIPDC and Director of China Huaneng Group. Before joining the Company, he had served as Deputy Chief Engineer of Huaneng Shanghai Shidongkou Power Plant. Mr. Ye is a senior engineer and graduated from Shanghai Jiaotong University specializing in mechanical engineering.

      Na Xizhi (Mr), aged 50, is Vice President of the Company and Adjunct Deputy Chief Engineer of China Huaneng Group. Before he joined the Company, he served in China Huaneng Group as Deputy Manager of the Power Generation Department, General Manager of the Operation Department, General Manager of the Power Safety and Production Department, and Deputy Chief Engineer of China Huaneng Group. Previously, Mr Na was the Vice General Manager of Fuxin Power Plant, Deputy Officer of the Planning Department of Suizhong Power Plant, Deputy Chief and Chief of the Bio-technology Department of Northeast Power Administration Bureau, and General Manager of Shenyang Shenhai Thermal Power Plant. Mr Na is a senior engineer. He graduated from Wuhan Hydro-electric University, specializing in thermal power with a master degree in engineering.

      Zhang Hong (Mr), aged 57, is the Vice President of the Company and Deputy Chief Engineer of China Huaneng Group. Mr. Zhang served as the General Manager of Dandong Branch of the Company, General Manager of Yingkou Branch of HIPDC, General Manager of Power Construction Department and Planning Department of China Huaneng Group, and Deputy Chief Engineer of China Huaneng Group. Previously, Mr. Zhang was the Manager of the Fourth Engineering Company of Northeast Power Administration Group. He is a senior engineer and graduated from Northeast Power Institute specializing in Management Engineering.

      Chen Baoliang (Mr), aged 49, is Vice President of the Company. He joined the Company in 1996 and has worked as General Manager of Huaneng Dalian Branch and Superintendent of Dalian Power Plant. Before joining the Company, he had been Deputy Chief Engineer of Liaoning Qinghe Power Plant, Deputy Chief of the Planning Department and Deputy General Manager of the Construction Department of Tieling Power Plant, and Superintendent of Yuan Bao Shan Power Plant. Mr. Chen is a senior engineer and graduated with a M.S. degree from North China Electric Power University specializing in thermal power engineering.

      Huang Long (Mr), aged 50, is Vice President of the Company as well as Secretary of the Board of Directors. After joining the Company, he served as Deputy General Manager and General Manager of the International Co-operation Department of the Company. Mr. Huang is a senior engineer and graduated with a M.S. degree from North Carolina State University in the U.S. specializing in communications and auto-control.

      Hu Jianmin (Mr), aged 49, is Vice President of the Company. From April 1998 to January 2001, he worked as Chief Engineer of Shandong Electric Power Group Corp. Before joining the Company, he had been Chairman of Shandong Rizhao Power Company Limited, General Manager of Shandong Liaocheng Power Plant, Shiheng Power Plant and Zouxian Power Plant respectively. Mr. Hu is a senior engineer and graduated from Shandong Industrial Institute specializing in relay protection.

      Wu Dawei (Mr), aged 50, is Vice President of the Company. He joined the Company in 1988 and has served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy Manager of Shanghai branch of the Company, and the General Manager of Huaneng Shanghai Shidongkou Second Power Plant. Mr. Wu is a senior engineer. He has obtained a Master of Business Administration degree from the Central Europe International Business School.

      Liu Guoyue (Mr), aged 40, is Vice President of the Company. He joined the Company in 1987 and served as the Deputy General Manager (Vice President) and General Manager (President) of Shijiazhuang branch (power plant) of the Company as well as the President of Huaneng Dezhou Power Plant. Mr. Liu is a senior engineer, graduated from Northern China Electric Power University with a bachelor degree in engineering and a bachelor degree in business management.

      Li Shiqi (Mr), aged 47, is the Chief Economic Engineer of the Company. During the period from 1996 to 2002, he served as Chief Accountant of Beijing Branch Company of HIPDC, Deputy General Manager and General Manager of the Finance Department of the Company, and General Manager of the Marketing Department of China Huaneng Group. Before these, Mr. Li worked in Power Science Institute as Deputy Manager, Deputy Chief, Chief and Deputy Chief Accountant, and in Beijing Power Research and Hi-Tech Business Corporation as Chief Accountant. Mr. Li is a senior accountant and graduated from Renmin University of China, specializing in finance.

      Huang Jian (Mr), aged 41, is the Chief Accountant of the Company. He served as Deputy Chief, Chief of the Finance Department of the Company, Chief Accountant of the Beijing Branch Company of HIPDC, Deputy General Manager of the Finance Department of the Company, Deputy Chief Accountant of the Company. Mr. Huang is a senior accountant and graduated from Finance and Administration Research Institute of the Ministry of Finance, specializing in accounting, with a master degree in economics.

7.    CONSENT

      Each of JP Morgan, Rothschild, KPMG and Vigers has given and has not withdrawn its written consent to the issue of this circular with the inclusion of and references to its name and letter or report (as the case may be), in the form and context in which they appear.

8.    PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

      Pursuant to the articles of association of the Company, a general voting shall be made at the shareholders meeting by a show of hands. However, (i) chairman of the meeting, (ii) at least two shareholders or proxies of such shareholders with voting rights, and (iii) one or more shareholders including proxy or proxies of such shareholders accounting individually or jointly 10% or more of the Company shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by show of hands.

      Issues concerning election of the chairman or suspension of a meeting shall be voted by poll. Other issues shall be voted by poll at the time to be decided by the chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the meeting. A person who has made a request for voting by poll can withdraw it.

9.    MATERIAL CONTRACTS

      The following contracts (including contracts not entered into in the ordinary course of business) have been entered into by the Company and its subsidiaries (including the Target Power Plants) within the two years immediately preceding the date of this circular, and are or may be material:

      (a) An agreement regarding the acquisition of interest in four power plants by the Company from Huaneng Group on 9th May, 2002, details of which were set out in the Company's circular dated 13th May, 2002;

      (b) An agreement regarding the acquisition of the interest in three power plants by the Company from Huaneng Group on 5th June, 2002, details of which were set out in the Company's circular dated 12th June, 2003;

      (c)   Agreement for Transfer of Huaneng Group Interest; and

      (d)   Agreement for Transfer of HIPDC Interest.

10.   MISCELLANEOUS

      (1) The legal address of the Company is at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, The People's Republic of China.

      (2) The share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Room 1901-5, 19/F, Hopewell Centre, 183 Queen's Road East, Hong Kong.

      (3)   The secretary of the Company is Mr. Huang Long.

11.   DOCUMENTS FOR INSPECTION

      Copies of the following documents will be available for inspection at the offices of Herbert Smith at 23rd Floor, Gloucester Tower, 11 Pedder Street, Hong Kong during normal business hours on any day (except public holidays) up to and including 15th June, 2004:

      (1)   the Transfer Agreements;

      (2) the letter from the Independent Directors as set out in this circular;

      (3)   the letter from Rothschild as set out in this circular;

      (4)   the written consent referred to in paragraph 7 of this appendix;

      (5)   the material contracts referred to in paragraph 9 of this appendix;

      (6)   the annual report of the Company for the year ended 31st
            December, 2003;

      (7) the accountants' reports from KPMG on the financial information for each of the Target Power Plants dated 29th April, 2004, the text of which are set out in Appendix I to Appendix V;

      (8) the report from KPMG on the pro forma net assets statement of the Combined Company and Subsidiaries dated 29th April, 2004, the text of which is set out in Appendix VII;

      (9) the property valuation report and the plant and machinery valuation report set out in Appendix VIII and Appendix IX; and

     (10)   the articles of association of the Company.

-------------------------------------------------------------------------------
                  NOTICE OF EXTRAORDINARY GENERAL MEETING
-------------------------------------------------------------------------------


                               [GRAPHIC OMITTED]
                  (A Sino-foreign joint stock limited company
                incorporated in the People's Republic of China)

     Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the "Company") will be held at 9 a.m. on 15th June, 2004 (Tuesday) at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, The People's Republic of China, for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

                           Ordinary resolutions:

1. To approve the acquisition of 40% interest in Hebei Hanfeng Power Generation Limited Liability Company and 90% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by China Huaneng Group by the Company and the Agreement for Transfer of Huaneng Group Interest.

2. To approve the acqusition of 55% interest in Huaneng Hunan Yueyang Power Generation Limited Liability Company, 60% interest in Huaneng Chongqing Luohuang Power Generation Limited Liability Company and the entire assets and liabilities of Huaneng International Power Development Corporation Yingkou Branch Company and the Agreement for Transfer of HIPDC Interest.

3. To approve the guarantee arrangments and agreements between Hebei Hanfeng Power Generation Limited Liability Company, Jinggangshan Huaneng Power Generation Limited Liability Company and China Huaneng Group, and subject to the completion of the Acquisition and the transfer of 10% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by Jiangxi Province Investment Corporation to the Company, the Company's taking up of the existing guarantee of Jinggangshan Huaneng Power Generation Limited Liability Company originally provided by China Huaneng Group. (Note 1)

4. To approve the entrusted loan arrangement between Huaneng Hunan Yueyang Power Generation Limited Liability Company, Huaneng International Power Development Corporation and China Huaneng Finance Company; To approve the entrusted loan arrangement in respect of Yingkou Power Plant between the Company, Huaneng International Power Development Corporation and China Huaneng Finance Company; To approve the arrangement between the Conmpany and Huaneng International Power Development Corporation regarding the account payables of Yingkou Power Plant; and To approve the arrangement regarding the foreign loan between Huaneng International Power Development Corporation and Huaneng Chongqing Luohuang Power Generation Limited Liability Company.
      (Note 2)

5. To approve the the loan and deposit arramgement between Jinggangshan Huaneng Power Generation Limited Liability Company and China Huaneng Finance Company; To approve, subject to the completion of the Acquisition and the transfer of 10% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by Jiangxi Province Investment Corporation to the Company, the Company's taking up of the aforesaid rights and obligations of Jinggangshan Huaneng Power Generation Limited Liability Company; To approve the deposit arrangement between Huaneng Chongqing Luohuang Power Generation Limited Liability Company, Huaneng Hunan Yueyang Power Generation Limited Liability Company and China Huaneng Group. (Note 3)

                                                           By Order of the Board
                                                                 Huang Long
                                                             Company Secretary



29th April, 2004

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People's Republic of China

Notes:

1. (The terms used hereinafter shall have the same meaning as stated in the announcement made by the Company dated 16th April, 2004)

      (i) Pursuant to the four (loan) guarantee agreements (numbered [98]01, [98]02, [98]03, [99]02 respectively), Hebei Province Power Company provided joint liability guarantee for the loans of an aggregate amount of RMB1,684 million that Hanfeng Power Plant borrowed from China Construction Bank Handan Hanfeng Power Plant Branch between 1996 and 1999. According to the guarantee agreement dated 30th September, 2000 and the amendment agreement dated 10th October, 2002 between Hebei Province Power Company and the State Development Bank, Hebei Province Power Company provided joint liability guarantee for 42% of the RMB745 million loan that Hanfeng Power Plant borrowed from the State Development Bank (i.e. RMB312.9 million). On 27th November, 2003, China Huaneng Group entered into the Agreement. According to the Approval regarding reorganization and division of power generating assets of China Power Corporation (Jijichu [2002]2704) issued by the former State Development and Planning Commission and other relevant documents, 40% of the interest in the registered capital of Hanfeng Power Plant held by Hebei Province Power Company was transferred to China Huaneng Group. On 27th November, 2003, China Huaneng Group entered into an agreement in relation to the transfer and delivery of Hanfeng Project as part of power system reform with Hebei Province Power Company, pursuant to which, inter alia, the five commercial bank loan guarantee provided by Hebei Province Power Company to Hanfeng Power Plant, with an aggregate guarantee amount of RMB1736.9 million, were to be taken over by China Huaneng Group. As at 31st March, the total outstanding amount of the aforesaid guarantee was RMB1.48430 billion.

      (ii) Pursuant to the (loan) guarantee agreement dated 24th October, 2000 between China Huaneng Group and China Construction Bank Jian City Branch, China Huaneng Group provided joint liability guarantee for the RMB1,560 million loan borrowed by Jinggangshan Power Plant from China Construction Bank Jian City Branch pursuant to the loan agreement numbered GDZCDK - 2000-519. The outstanding amount of the above guarantee was RMB1.24525 billion as at 31st March, 2004.

      As at 31st March 2004, the outstanding amount of the above guarantee transactions in total was RMB2.72955 billion.

2. (The terms used hereinafter shall have the same meaning as stated in the announcement made by the Company dated 16th April, 2004)

      (i) Pursuant to the contract for incorporation of Huaneng Yueyang Power Generation Limited Liability Company entered into between HIPDC and Hunan Provincial Local Power Assets Management Limited Company in September 2003, the investment of RMB546.97 million originally made by HIPDC into Yueyang Power Plant would be treated as a debt owned by Yueyung Power Plant to HIPDC by entering into entrusted loan arrangement at the time when the conversion of Yueyang Power Plant into a limited liability company from HIPDC's branch company took place. The entrusted loan agreement would be for a term from 30th September, 2003 to 30th September, 2004 at the interest rate of 5.31% per annum. As at 31st March, 2004, the amount involved was RMB510.86 million.

      (ii) Pursuant to the loan transfer agreement regarding the mixed term loan by Credit Mutuel Confederation Nationale and Credit Agricole (Chongqing Luohuang Power Plant Project) dated 2nd June, 1988 between HIPDC and the Bank of China, the Bank of China transferred to HIPDC loans with the aggregate amount not exceeding 1,477,085,485 francs (of which approximately 45% being government loan, approximately 54% as purchaser credit and approximately 1% being purchaser credit insurance fee loan). The term of the loan was 30 years. The interest rate for the government loan was 2% per annum, the purchaser credit interest rate was 7.4% per annum, the rate of the loan transfer fee for the government loan was 0.15% per annum and the rate of the loan transfer fee for the purchaser credit is 0.1%. As at 31st March, 2004, the outstanding amount of the above loans is Euro 80,979,180 and RMB816.8 million.

      (iii) Pursuant to the loan transfer agreement regarding the French purchaser credit loan for the project of Huaneng Luohuang Power Plant Phase II dated 28th November, 1995 between HIPDC and the Bank of China, the Bank of China transferred to HIPDC loans with an aggregate amount of USD297,746,666. The term of the loan was 16 years. The first repayment date was 21st March, 2000, and there should be 24 instalments of payment in 12 years, with the same amount of repayment being made each half year. The interest rate was 5.95% per annum, the rate of the transfer handling fee was 0.35% per annum. As at 31st March 2004, the outstanding amount of the above loans was US180,896,874 (i.e. RMB1.46730 billion).

      (iv) According to Yingkou Power Plant's balance sheet as at 31st December 2003 audited by KPMG, Yingkou Power Plant owed to HIPDC a short term payable of RMB1,264,651,910 and a long term loan of RMB614,275,497. According to the Agreement for Transfer of HIPDC Interest, upon completion, the Company should repay the short term payable of RMB1,264,651,910 in full (without interest) to HIPDC within two years from the closing of the acquisition of the HIPDC Interest; while in relation to the RMB614,275,497 long-term loan owed by Yingkou Power Plant to HIPDC, the Company should arrange an entrusted loan arrangement with HIPDC through China Huaneng Finance Company, with a term of 5 years payable by equal instalments annually at an annual interest rate as quoted by The People's Bank of China from time to time.

3. (The terms used hereinafter shall have the same meaning as stated in the announcement made by the Company dated 16th April, 2004)

      (i) According to the RMB loan agreement entered into between Jinggangshn Power Plant and China Huaneng Finance Company in July 2003, Jinggangshan obtained a loan of RMB20 million from China Huaneng Finance Company for a term from 27th June, 2003 to 27th June, 2004 at a monthly interest rate of 3.9825%, which at the time of siging the agreement, lower than the leading rate of The People's Bank of China. As at 31st March, 2004, the outstanding loan amount was RMB20 million.

      (ii) As at 31st March, 2004, the deposit of Jinggangshan Power Plant in China Huaneng Finance Company was RMB97.64 million. The interest rate of the above deposit was not lower than the then prevailing bank deposit interest rate.

      (iii) As at 31st March, 2004, the deposit of Yueyang Power Plant in China Huaneng Finance Company was RMB30.41million. The interest rate of the above deposit was not lower than the then prevailing bank deposit interest rate.

      (iv) As at 31st March, 2004, the remaining deposit of Luohuang Power Plant in China Huaneng Finance Company was RMB215.02million. The interest rate of the above deposit is not lower than the then prevailing bank deposit interest rate.

      (v) An entrusted loan agreement to be entered into between HIPDC, China Huaneng Finance Company and Yueyang Power Plant, pursuant to which the entrusted term loan would be for a term from 30th September, 2003 to 30th September, 2004 at the interest rate of 5.31% per annum. As at 31st March, 2004, the outstanding amount was RMB510.86 million.

      (vi) An entrusted loan agreement to be entered into between China Huaneng Finance Company, and the Company's Yingkou Power Plant for a term of 5 year (same amount on equal instalment) at a rate same as the heading rate quoted by The People's Bank of China from time to time.

4.    Eligibility for attending the Extraordinary General Meeting

      Holders of the Company's foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at the close of business on 14th May, 2004 are eligible to attend the Extraordinary General Meeting.

5.    Proxy

      (i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

      (ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

      (iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

      (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

6. Registration procedures for attending the Extraordinary General Meeting

      (i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (ii) Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 25th May, 2004.

      (iii) Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Secretary office of the Board).

7.    Closure of Register of Members

      The register of members of the Company will be closed from 14th May, 2004 to 14th June, 2004 (both days inclusive).

8.    Other Businesses

      (i) The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (ii) The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

            1901-5
            19/F., Hopewell Centre
            183 Queen's Road East,
            Hong Kong

      (iii) The registered address of the Company is at:

            West Wing, Building C,
            Tianyin Mansion,
            2C Fuxingmennan Street,
            Xicheng District,
            Beijing 100031,
            The People's Republic of China

            Telephone No.: (+86)-10-66491999
            Facsimile  No.: (+86)-10-66491860

                               [GRAPHIC OMITTED]
                  (a Sino-foreign joint stock limited company
                incorporated in the People's Republic of China)

                Proxy Form for Extraordinary General Meeting

I/(We)(Note 2) ______________________________________________________________________________________________________
of __________________________________________________________________________________________________________________
Shareholders' Account: _____________________________________and I.D. No.: __________________________________________,
being the holder(s) of ______________________________H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International,
Inc. (the "Company") now appoint(Note 3) ___________________________________________________________________________,
I.D. No.: _________________(of ______________________________________________________________________________________
___________________________________________________________________________________________________________________),

or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolution in accordance with the instruction(s) below and on my(our) behalf at the Extraordinary General Meeting to be held at
9:00 a.m. on Tuesday, 15th June, 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang
District, Beijing, the People's Republic of China for the purpose of considering and, if thought fit, passing the ordinary resolution as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion.(Note 6)

_____________________________________________________________________________________________________________________
                                                                                                              Against
                                        Ordinary Resolutions                            For(Note 4)          (Note 4)
_____________________________________________________________________________________________________________________

1.    To approve the acquisition of 40% interest in Hebei Hanfeng Power
      Generation Limited Liability Company and 90% interest in Jinggangshan
      Huaneng Power Generation Limited Liability Company held by China
      Huaneng Group by the Company and the Agreement for Transfer of
      Huaneng Group Interest.
_____________________________________________________________________________________________________________________
2.    To approve the acqusition of 55% interest in Huaneng Hunan Yueyang
      Power Generation Limited Liability Company, 60% interest in Huaneng
      Chongqing Luohuang Power Generation Limited Liability Company and the
      entire assets and liabilities of Huaneng International Power
      Development Corporation Yingkou Branch Company and the Agreement for
      Transfer of HIPDC Interest.
_____________________________________________________________________________________________________________________
3.    To approve the guarantee arrangments and agreements between Hebei
      Hanfeng Power Generation Limited Liability Company, Jinggangshan
      Huaneng Power Generation Limited Liability Company and China Huaneng
      Group, and subject to the completion of the Acquisition and the transfer of 10% interest in Jinggangshan Huaneng Power Generation
      Limited Liability Company held by Jiangxi Province Investment
      Corporation to the Company, the Company's taking up of the existing guarantee of Jinggangshan Huaneng Power Generation Limited Liability
      Company originally provided by China Huaneng Group.
_____________________________________________________________________________________________________________________
4.    To approve the entrusted loan arrangement between Huaneng Hunan Yueyang Power
      Generation Limited Liability Company, Huaneng International Power Development
      Corporation and China Huaneng Finance Company; To approve the entrusted loan arrangement in respect of Yingkou Power Plant between the Company, Huaneng
      International Power Development Corporation and China Huaneng Finance Company; To
      approve the arrangement between the Conmpany and Huaneng International Power
      Development Corporation regarding the account payables of Yingkou Power Plant; and To approve the arrangement regarding the foreign loan between Huaneng International Power
      Development Corporation and Huaneng Chongqing Luohuang Power Generation Limited
      Liability Company.
_____________________________________________________________________________________________________________________
5.    To approve the the loan and deposit arrangement between Jinggangshan Huaneng Power
      Generation Limited Liability Company and China Huaneng Finance Company; To approve, subject to the completion of the Acquisition and the transfer of 10% interest in
      Jinggangshan Huaneng Power Generation Limited Liability Company held by Jiangxi
      Province Investment Corporation to the Company, the Company's taking up of the aforesaid rights and obligations of Jinggangshan Huaneng Power Generation Limited
      Liability Company; To approve the deposit arrangement between Huaneng Chongqing
      Luohuang Power Generation Limited Liability Company, Huaneng Hunan Yueyang Power
      Generation Limited Liability Company and China Huaneng Group.
_____________________________________________________________________________________________________________________


Date:  _________________________________2004                      Signature: _______________________________ (Note 5)

Notes:

1. Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.    Please insert full name(s) and address(es) in BLOCK LETTERS.

3. Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4. Attention: If you wish to vote FOR any resolution, please indicate with a "6" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "6" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.

5. This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6. This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the Extraordinsary General Meeting.

* Please delete as appropriate.

                               [GRAPHIC OMITTED]
                  (a Sino-foreign joint stock limited company
                incorporated in the People's Republic of China)

                 Reply Slip for Extraordinary General Meeting

I/(We)
________________________________________________________________________________
of
________________________________________________________________________________
Telephone number: _________________________________ and Fax
number:__________________________________________________, being the holder(s) of _______________________________________ H Share(s)/Domestic
Share(s)* of Huaneng Power International, Inc. (the "Company") hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/(our) behalf) the extraordinary general meeting (the "EGM") to be held at 9:00 a.m. on Tuesday, 15th June, 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's
Republic of China.


                                        Signature: _____________________________

                                        Date:    _______________________________


Note: Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.:
      (+86)-10-66491888). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

*     Please delete as appropriate.